================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)

                    Praca Alfredo Egydio de Souza Aranha, 100
                         04344-902 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________________.

  Enclosure:  Financial Statements - July 2005
MD&A - July 2005

Management Discussion and Analysis
July 2005

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Banco Itau Holding Financeira S.A.
                                        (Registrant)

Date:  August 5, 2005                   By:    /s/ Alfredo Egydio Setubal
                                               ---------------------------------
                                        Name:  Alfredo Egydio Setubal
                                        Title: Investor Relations Officer


                                        By:    /s/ Silvio Aparecido de Carvalho
                                               ---------------------------------
                                        Name:  Silvio Aparecido de Carvalho
                                        Title: Chief Accounting Officer

                       BANCO ITAU HOLDING FINANCEIRA S.A.

              INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2005

In this period, Itau maintained its differentiated performance, and presented significant results that reflect the continuous growth of its business.

The complete financial statements are available in the Itau website (http://www.itauri.com.br). See below the main highlights for the period:

1. Consolidated net income for the first half of 2005 was R$ 2,475 million, and annualized return was 35.6% on consolidated stockholders' equity.

2. Staff fixed compensation plus charges and benefits of 45,602 employees totaled R$ 1,553 million. Welfare benefits granted to employees and their dependants totaled R$ 286 million. In addition, Itau invested R$ 26 million in eductaion, training, and development programs.

3. Itau paid or provided for its own taxes and contributions related to the first half in the amount of R$ 2,992 million.

4. Consolidated stockholders' equity of R$ 15,027 million, a 17.5% increase as compared to the first half of 2004, and reference equity for operating limits calculation purposes, reached R$ 20,219 million.

5. The loan portfolio, including guarantees and sureties, grew 20.4% as compared to the first half of 2004, reaching R$ 58,647 million. Noteworthy is the 65.6% growth in credit to individuals.

6. Total own free funds increased 17.4% as compared to June 2004, totaling R$ 228,576 million. Note the 80.4% growth in time deposits.

7. Itau preferred shares appreciated by 62.9% in 12 months, while the Bovespa index increased 25.8%. In this first half, Itau preferred shares appreciated by 12.8%. The amount of interest on own capital that was provided for and paid to shareholders totaled R$ 697 million in the six-month period, at the rate of R$ 6.20 per share.

8. The total amount of technical provisions of insurance, capitalization and pension plans reached R$ 12,506 million, an increase of 34.9% as compared to the same period of 2004. The premiums earned and the result of capitalization and pension plans grew by 10.9% in relation the first half of 2004.

9. Itau was recognized as the Most Ethical and Best Managed Large Banks in Latin America, by Latin Finance Magazine/Management & Excellence. It was also recognized as the Best Brazilian Bank by Euromoney, for the 8th time in a row.

10. Moody's and Fitch Ratings, major international rating agencies, raised Itau's Financial Strength by Moody's and Individual by Fitch ratings. This increase reflects the strong financial performance of the Bank, associated to improvements in operating efficiency and consistent profitability. These ratings render Itau as the best bank in this type of ratings in Brazil.

11. For the fourth consecutive year, the Itau brand was considered the most valuable brand of the country, according to the British consulting company Interbrand. In this year, its worth was estimated at US$ 1,342 million, representing an increase of 11.7% in relation to 2004 (US$ 1,204 million).

12. In order to reinforce its consumer credit activities, Itau and Lojas Americanas S.A. (LASA) announced in February an association that will operate exclusively to design and sell financial products and services to LASA customers.

13. In February, Itau Holding and Citigroup entered into a New Agreement to manage the customer base and the 7.6 million credit cards issued with the Credicard brand. During 2005 the company management will be carried out jointly, and in the end of the year the customer base, credit cards, assets and liabilities will be fully transferred to both partners. This operation reinforces Itau business growth strategy, as it creates products and services to customers that do not hold bank accounts.

14. In June, Itau created Itau's Corporate Liaison Office, whose mission is to represent and defend customers, by transforming problems into opportunities and ensuring that cases of customer dissatisfaction are rapidly resolved. This initiative is a result of Itau's commitment to providing quality services and corporate social responsibility. In order to reinforce publically its commitment, Itau launched in July the campaign O Itau quer ouvir voce (Itau wants to hear your opinion), integrated to the Bank's 60-year anniversary actions.

15. Fundacao Itau Social investments exceeded R$ 8 milion in this six-month period. Itau Bank, through PIC Esperanca, transferred over R$ 2 million to elementary education programs developed by Unicef and Fundacao Itau Social. Noteworthy in this period was the 6th edition of the Itau-Unicef Award and the launching of the Itau Support to Entrepreneurs Award, which purpose is to stimulate micro-credit and the realization of the first Social Projects Economic Evaluation course.

16. The investments in the activities of Instituto Itau Cultural totaled R$ 10 million in this first half. Among the Institute's activities we highlight the Visual Arts and Cultural and Art Education of Itau Cultural's "Rumos" (Directions) program, which promoted more than 30 meetings in many capitals of the country, and the exhibition "O Corpo na Arte Contemporanea Brasileira" (The Body in Brazilian Contemporary Art), which received over 70 thousand visitors.

Sao Paulo, August 1, 2005.

Olavo Egydio Setubal
Chairman

MANAGEMENT REPORT - FIRST HALF OF 2005

To our Stockholders:

We present our Management Report and financial statements of Banco Itau Holding Financeira S.A. (Itau Holding) and its subsidiaries for the first half of 2005, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN) and the Brazilian Securities Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

THE ECONOMY

In the first quarter of 2005, the GDP growth showed a slight downturn, from 0.4% to 0.3% as compared to the last quarter of 2004. The Brazilian trade balance surplus reached US$ 19.7 billion at the end of the first half of 2005 and accumulated US$ 38 billion surplus in the last twelve-month period. Due to inflationary pressure, the Central Bank kept increasing the Brazil's base rate (Selic) until May, when its amount was established at 19.75%, and remained at this level until June. At the end of the first half, inflationary pressure finally showed signs of relief, so the outlook for the second half is for a decrease in interest rates.

In the financial sector, the aggregated credit continued to grow. Total credit to individuals increased by 17.2% in real terms, from R$ 117 billion at the end of 2004 to R$ 137 billion in June 2005. Credit to businesses increased from R$ 158 billion to R$ 170 billion in the first six months of the year.

Bank fund raising maintained the growth. Demand deposits grew in real terms by 7.1% in the first six months of 2005, with seasonal adjustment. The investment fund's equity increased in real terms by 3.8% in the same period, from 490 billion to R$ 508 billion.

Despite the economic slowdown, the financial system continued to carry out operations involving a significant amount of funds, thus helping to support the economic activity.

                          BANCO ITAU HOLDING FINANCEIRA

In this half, Itau Holding has maintained a differentiated performance and obtained important results which reflect the continuous growth of is business.

MAIN ECONOMIC AND FINANCIAL INDICATORS

                                                        1ST H./   1ST H./    GROWTH     2ND Q./    1ST Q./   GROWTH
                                                         2005       2004        %        2005       2005        %
                                                        -------   --------   -------    -------    -------   -------
INCOME-R$ MILLION
Gross income from financial operations                    5,720      4,410      29.7      3,252      2,468      31.8
Income from services, insurance,
pension funds & capitalization                            6,701      5,931      13.0      3,552      3,149      12.8
Expenses not related to interest                          4,921      4,375      12.5      2,540      2,381       6.7
Operating income                                          4,261      2,985      42.8      2,318      1,943      19.3
Consolidated recurring net income                         2,666      1,820      46.5      1,383      1,284       7.7
Consolidated net income                                   2,475      1,825      35.6      1,333      1,141      16.8
RESULTS PER SHARE - R$
(per thousand shares in 1st H./04)
Consolidated net income                                   22.00      16.13      36.4      11.86      10.04      18.1
Book Value                                               133.63     113.00      18.3     133.63     128.69       3.8
Interest on own capital                                    6.20       4.44      39.6       3.12       3.04       2.7
Price of share PN (2)                                    438.90     269.40      62.9     438.90     456.01      (3.8)
Market capitalization - R$ million (3)                   49,355     30,485      61.9     49,355     51,838      (4.8)
BALANCE SHEET - R$ MILLION
Total assets                                            144,545    122,760      17.7    144,545    146,403      (1.3)
Total loans (includes endorsements and sureties)         58,647     48,713      20.4     58,647     57,012       2.9
Free, raised and managed own resources                  228,576    194,750      17.4    228,576    226,665       0.8
Subordinated debt                                         4,537      5,042     (10.0)     4,537      4,770      (4.9)
Consolidated stockholders' equity                        15,027     12,787      17.5     15,027     14,629       2.7
Reference Equity (4)                                     20,219     18,141      11.5     20,219     20,258      (0.2)
FINANCIAL INDICES (%) P.A.
Recurring return on equity                                 38.6       30.5                 42.2      40.0
Return on equity                                           35.6       30.6                 40.5      35.1
Return on assets                                            3.5        3.0                  3.7       3.2
Efficiency ratio (5)                                       50.3       56.5                 50.8      49.8
Solvency ratio (Basel ratio) (6)                           18.3       19.5                 18.3      18.3
Fixed assets ratio (6)                                     26.5       23.1                 26.5      25.0

(1) Includes personnel expenses, other administrative expenses and tax expenses from CPMF and other taxes and other operating expenses.
(2) Based on the average quotation of the last month of the period.
(3) Calculated based on the average quotation of the preferred shares in the last month of the period.
(4) Capital basis, calculated according to BACEN Resolution No. 2837/01, dated May 30, 2001, based on the economic and financial consolidated.
(5) Calculated based on management criteria defined in the Management Discussion and Analysis Report.
(6) Position at June 30 and March 31.

Itau Holding's consolidated net income for the first half was R$ 2,475 million, with an annualized return of 35.6% on consolidated stockholders' equity of R$ 15,027 million. This result was obtained after the full amortization of goodwill arising from the association with Lojas Americanas, in the amount of R$ 200 million and an extraordinary provision to corporate reorganization in the amount of R$ 75 million. Itau Holding paid and provided for taxes and contributions for the period in the amount of R$ 2,992 million.

Itau Holding's consolidated assets reached R$ 144,545 million, a growth of 17.7% as compared to the first half of the previous year. The loan portfolio, including guarantees and sureties, grew 20.4% as compared to the same period in 2004, reaching R$ 58.647 million. Noteworthy is the 65.6% growth in the individuals segment.

Total own free funds increased 17.4% as compared to June 2004, totaling R$ 228,576 million. Note the 80.4% growth in time deposits.

Itau Holding preferred shares appreciated by 62.9% and common shares appreciated by 52.4%, as compared to the same period in the previous year, while the Bovespa index increased 25.8%. In this half, Itau Holding preferred and common shares appreciated by 12.8% and 12.0%, respectively. Itau Holding still holds the highest market value in stock exchanges among the Latin American banks, reaching R$ 49,355 million on June 30, 2005.

RATINGS

Moody's and Fitch Ratings, major international rating agencies, raised
Itau's Financial Strength by Moody's and Individual by Fitch ratings. This increase reflects the strong financial performance of the Banco, associated to improvements in operating efficiency and consistent profitability. These ratings render Itau as the best bank in this type of ratings in Brazil.

BRAND

Itau brand was considered for the 4th time in a row the most valuable in the country, in accordance with the British consulting company Interbrand. This year, it has been valued at US$ 1,342 million, representing an increase of 11.7% as compared to 2004 (US$ 1.204 million).

AWARDS

This quarter, Banco Itau received the first GoodPriv@cy certificate, issued by Fundacao Carlos Alberto Vanzolini (FCAV), to a national company. This means that the information provided by users, via WEB, are gathered and safeguarded in accordance with the strictest security and reliability standards.

Other awards in the period were:

..   The Most Ethical and the Best Managed Large Banks in Latin America - Latin
    Finance Magazine/Management & Excellence

..   Best Brazilian Bank - Euromoney Magazine (8th time in a row)

..   Best Brazilian Bank - Global Finance Magazine (2nd time in a row)

..   Best Brazilian Financial Conglomerate in the retail segment - Conjuntura
    Economica Magazine / FGV

..   IR Magazine Brazil Awards, categories Corporate Governance, Annual Report,
    IR Site and IR Executive among companies listed in Ibovespa - IR Magazine

PEOPLE

Itau Holding employed 45,602 people at the end of the first half of 2005. Staff fixed compensation plus charges and benefits totaled R$ 1,553 million. Welfare benefits granted to employees and their dependents totaled R$ 286 million. In addition, R$ 26 million was invested in education, training and development programs. Among the several courses, the Excellence on Client Service and Respect Workshops are noteworthy, as over 8 thousand people in cities of Belo Horizonte, Rio de Janeiro, Brasilia, Goiania, Porto Alegre, Salvador and Sao Paulo and northest region attended them.

Itau entered into new partnerships with colleges in the States of Sao Paulo, Parana, Goias, Minas Gerais and Rio de Janeiro with the purpose of providing to its staff easier access to undergraduate, graduate and post-graduation courses.

In June, Itau Holding adopted for the Great Sao Paulo Area and the State of Bahia the self-management model for health care plans. This model was already in place in Minas Gerais, Parana and Goias.

SUBSIDIARIES

.. BANCO ITAU

The operation of Banco Itau presented a positive growth. Noteworthy is the individuals segment, personal loans and credit card balances posted a growth of 62.9% and 68.4%, respectively, as compared to June 2004.

Noteworthy is the market leadership of Itau Private Bank, a segment specialized in equity and finance consulting to people with high investment potential, with total managed volume of R$ 18,600 million in Brazil and abroad. Banco Itau is also the major private manager of institutional investor funds, and the major fund trustee in the Brazilian market, amounting to R$ 181,800 million, in accordance with the Anbid ranking.

                                                        1ST H./   1ST H./    GROWTH     2ND Q./    1ST Q./   GROWTH
PRO FORMA INFORMATION (R$ million) (1)                   2005       2004        %        2005       2005        %
---------------------------------------------------     -------   --------   -------    -------    -------   -------
INCOME
Gross Income From Financial Operations                    4,263      3,736      14.1      2,282      1,981      15.2
Income From Services, Insurance, Pension Funds &
Capitalization                                            3,869      3,116      24.2      1,948      1,921       1.4
Expenses Not Related to Interest                          4,638      4,064      14.1      2,397      2,240       7.0
Operating Income                                          3,134      2,463      27.3      1,573      1,561       0.7
Net Income                                                1,897      1,434      32.3      1,010        887      13.9
Allocated Capital - Tier I (2)                           11,472      9,818      16.8     11,472     11,393       0.7
Annualized Profitability (%)                               35.8       31.3      14.2       40.1       35.0      14.8
ASSETS AND LOANS
Total Loans (3)                                          37,341     24,805      50.5     37,341     34,534       8.1
Businesses                                               11,908      8,457      40.8     11,908     11,225       6.1
- Large Businesses                                        2,291      1,888      21.4      2,291      2,188       4.7
- Very Small and Small Businesses and Middle Market       9,616      6,569      46.4      9,616      9,037       6.4
Individuals                                              22,836     13,789      65.6     22,836     20,770       9.9
- Credit Card                                             5,359      3,182      68.4      5,359      5,033       6.5
- Vehicles                                                8,200      4,912      66.9      8,200      7,270      12.8
- Personal Loans                                          9,276      5,694      62.9      9,276      8,467       9.6
Mandatory Loans                                           2,598      2,559       1.5      2,598      2,540       2.3
- Mortgage Loans                                          1,884      1,957      (3.7)     1,884      1,877       0.4
- Rural Loans                                               714        602      18.6        714        663       7.8
Interbank Investments                                    34,548     22,643      52.6     34,548     33,312       3.7
Securities                                               23,407     17,356      34.9     23,407     24,532      (4.6)
Deposits and Managed Funds                              151,676    123,986      22.3    151,676    150,489       0.8
Deposits                                                 45,890     34,421      33.3     45,890     45,291       1.3
Funds Managed                                           105,785     89,565      18.1    105,785    105,197       0.6
- Investment Funds                                       97,682     82,340      18.6     97,682     96,632       1.1
- Managed Portfolios                                      8,103      7,225      12.2      8,103      8,565      (5.4)

Note: Data is being presented in accordance with management criteria defined in the Management Discussion and Analysis Report.
(1) The segregation between Banco Itau and the Corporation operations, as well as between the credit, credit card operations and those of vehicle financing for account holders and non-account holders is shown in details in Management Discussion and Analysis.
(2) Reflects the economic capital of Banco Itau Pro Forma, defined based on management criteria set up for allocation of capital of Banco Itau to its business units.
(3) Includes guarantees and sureties.

... CONSUMER CREDIT

Since last year, Itau Holding has strengthened its operations in the consumer credit area by means of several initiatives and partnerships associated to Taii brand. In the first half of 2005, it carried out activities that are in line with its credit expansion strategy and reinforce the Bank's commitment to the country's development and employment expansion.

In February, Itau and Lojas Americanas S.A. (LASA) announced a partnership to incorporate a new financial institution (FAI - Financeira Americanas Itau S.A Credito Financiamento e Investimento) with the sole purpose of structuring and trading financial products and services for LASA's clients. Itau Holding is responsible for the managing the operations of this new institution and appointing the Chairman of the Board of Directors.

Taii, which started its operations in 2004, has focused on low-income consumers. At the end of this half, the financial institution already has 79 stores in the states of Rio de Janeiro and Sao Paulo and by December it shall have 150 own stores.

Since March, FIC (Financeira Itau-CBD), which was incorporated as a result of a partnership between Itau and Companhia Brasileira de Distribuicao, owns pilot stores in Pao de Acucar Jabaquara, Ricardo Jafet and Indianopolis. In June, three stores were inaugurated in Extra Interlagos, Extra Sao Jose dos Campos and Extra Eletro Sorocaba, respectively. Another 184 stores from the business unities Pao de Acucar, Extra, Extra Eletro, Compre Bem now commercialize FIC products and by the end of 2005, 265 stores will be implemented.

With these initiatives and partnerships, the Consumer Credit Area will finish 2005 with approximately 600 points of sale with the Taii brand, reinforcing the Bank's position in this important market segment.

... INSURANCE, PENSION PLANS AND CAPITALIZATION

Itau Seguros and its subsidiaries reached, in the six-month period, R$ 1,174 million in premiums, posting a 15.0% increase as compared to the same period in 2004.

During this half, Itau Previdencia e Seguros reached R$ 1,421 million in revenues from life insurance and VGBL premiums issued, a 2.9% increase as compared to the first half of 2004.

Technical provisions for pension funds, VGBL and life insurance totaled R$ 10,273 million. Provisions for capitalization totaled R$ 1,082 million in the period, and more than R$ 16 million in cash was distributed during this half, as prizes to the winning customers.

                                                        LIFE INSURANCE AND
                                      INSURANCE           PENSION PLANS         CAPITALIZATION             CONSOLIDATED(*)
                                 -------------------   -------------------   -------------------   ------------------------------
PRO FORMA INFORMATION             1ST H.      1ST H.    1ST H.     1ST H.     1ST H.     1ST H.     1ST H.     1ST H.     GROWTH
(R$ million)                       2005       2004       2005       2004       2005       2004       2005       2004        (%)
------------------------------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Net Income                             47         49        176        150         59         55        272        248       10.0
Premiums Earned and
Results of Pension Plans and
Capitalization                        875        779        215        187         88        103      1,178      1,062       10.9
Technical reserves                  1,150      1,038     10,273      7,254      1,082        976     12,506      9,267       34.9

(*) Consolidated does not represent the sum of parts, since there are intercompany transaction which were eliminated only on consolidation.

... CREDIT CARDS

Itau Holding carried out certain operations aiming at strengthening its activities in the credit card market.

In February, Itau and Citigroup entered into a New Agreement to manage its customer base and the 7.6 million credit cards issued with the Credicard brand. During 2005, the company's management will be carried out jointly and at the end of the year, the customer bases, credit cards and assets and liabilities to the partners will be transferred.

This operation significantly widens the Bank's business, since new opportunities for offering products and services to non-account holders are created. In addition, Itau Holding became the market leader with 11.8 million cards.

Operating under Itau Holding's management, Orbitall, the leading credit card processing company in the market, processed 17.8 million cards in June 2005, representing a 14.4% growth as compared to the same month of prior year. The beginning of the processing of cards arising from the partnership Itau - Pao de Acucar should be highlighted.

... ITAU CORRETORA DE VALORES

The volume traded by Itau Corretora at Bovespa amounted to R$ 26.2 billion, 61% higher than the same period in 2004. Currently, its market share is 6.9% and it is ranked third in the general ranking.

In this half, Itau Corretora traded near to 11 million contracts at BM&F, representing an increase of 54% as compared to the same period in 2004. In the Home Broker market, Itautrade reached a trading volume of R$ 1.7 billion, 39% higher than the same period in 2004, ranking third in this market, with a market share of 10.2%. In the International Fixed Income market, the traded volume amounted to US$ 15 billion, during the period.

... BANCO ITAU EUROPA

The Bank's investment grade status has mean the diversification of liabilities feasible with the issuance of medium- and long-term Eurobonds in the international capital market in competitive conditions to support its clients' business flow.

The expansion in different business areas resulted in a diversified source of income and contributed for the banking products result, which amounted to 31.4 million euros - 35.4% over the prior year. This result was reached by the financial margin of asset operations, and mainly by the performance of capital market, treasury, international private banking areas and the interest held in Banco BPI. Net income reached (euro) 19.6 million, an increase of 31.6% as compared to the first half of 2004. The efficiency ratio was 30.2%.

The Bank's consolidated assets of Banco Itau Europa plus the assets of Banco Itau Europa Luxembourg, which are under management, reached (euro) 5,7 billion, a 23.2% growth as compared with the first half of 2004. Noteworth are credit to business operations, which reached (euro) 952 million (US$ 1.15 billion), composed mainly of structured financing, mostly associated with the financing to Brazilian exports.

The contribution and synergies arising from the merger of Itau Europa Luxemburgo for the Bank's activity were evidenced in this period, and represented 27.7% of its banking product. At the end of the first half of 2005, managed assets exceeded US$ 2.4 billion, with 1.553 active clients.

.. BANCO ITAU BBA

In the first half of 2005, Banco Itau BBA carried out important actions, such as the intensification of foreign activities, strengthening of the investment banking area and focusing on structured operations and derivatives.

Banco Itau BBA maintained in full activity its Nassau branch and its representative offices in Buenos Aires and New York, and in order to increase the foreign trade operations volume related to corporate clients, Banco Itau BBA obtained an authorization from Chinese authorities to start-up the representation office in Shanghai. It should also be highlighted the increasing operations with Banco Itau Europa, benefiting from its investment grade status, and the operation of the Brazilian desk in Argentina, through Banco Itau Buen Ayre.

In this half, it should be highlighted the Banco Itau BBA performance in fixed income and capital markets, with a market share of 19.1%, ranking first at ANBID. Debenture, credit rights investment funds and real estate receivable certificates operations were carried out, amounting to R$ 10.5 billion and representing 36% of fixed-income volume recorded at CVM in the period. In variable income, note the operation of Banco Itau BBA as a joint-lead manager and as co-manager in the primary and secondary offer of shares in the amount of R$ 1 billion.

In structured operations and derivatives, noteworthy are the operations with exporter clients, the increasing demand for credit observed in the last quarter due to the bridging loans related to capital market issuances or long-term financing, and structured operations designed solely to meet the clients' individual needs.

The indicators shown below are based on the pro forma financial statements of Banco Itau BBA and aim at reflecting the results of this business unit based on management information.

                                            1ST H./    1ST H.     GROWTH      2ND H.     1ST H.     GROWTH
PRO FORMA INFORMATION                        2005     2004 (3)      %          2005     2005 (3)       %
----------------------------------------   --------   --------   --------    --------   --------   --------
RESULTS - R$ MILLION
Gross Income From Financial Operations          943        729       29.3         531        412       29.0
Operating Income                                774        557       39.0         418        356       17.3
Consolidated Net Income                         578        391       47.7         323        255       27.0
BALANCE SHEET - R$ MILLION
Total Assets                                 38,677     35,569        8.7      38,677     40,919       (5.5)
Total Loans (1)                              21,306     23,989      (11.2)     21,306     22,478       (5.2)
Allocated Capital - Tier 1 (2)                3,554      2,969       19.7       3,554      3,235        9.9
FINANCIAL INDICES (%) P.A.
Return en Equity                               35.2       28.1                   41.6       35.4
Return on Assets                                3.0        2.2                    3.4        2.5

(1) Including guarantees and sureties.
(2) Reflects the economic capital of Banco Itau BBA Pro Forma, defined based on management criteria set up for allocation of capital of Itau to its business units.
(3) Information from prior periods are readjusted, with the purpose of promoting better comparability of management criteria adopted, specially regarding capital allocation and interest on own capital.

SOCIAL RESPONSIBILITY

In June, Itau Holding launched the Itau Corporate Liaison Office, whose mission is to represent and defend clients, by transforming problems into opportunities, and ensuring cases of that customer dissatisfaction are rapidly resolved. This initiative reflects Itau Holding's commitment to providing service quality and corporate social responsibility. In order to reinforce this commitment, Itau launched the campaign "O Itau quer ouvir voce" (Itau wants to hear you) in July, integrated to the Bank's 60-year anniversary actions.

.. ITAU SOCIAL

In this half, investments of Fundacao Itau Social exceeded R$ 8 million. Banco Itau, through PIC Esperanca transferred over R$ 2 million of the elementary education programs developed by Unicef and Fundacao Itau Social.

The 6th edition of Itau-Unicef Award is highlighted. In 2005, the news is the regional award and the Essays Competition, aiming at promoting the knowledge production.

In April, the Itau Support to Entrepreneurs Award was launched, and its purpose is to highlight and reward the action of the best OSCIPs that work with micro-credit.

The first Social Project Economic Evaluation course has been held this year, promoted by Fundacao Itau Social in partnership with the Credit and Economic Consulting Area.

.. ITAU CULTURAL

Funds used by Itau Cultural exceeded R$ 10 million in this half. In the period, about 60 activities in the Visual Arts, Literature, Movies, Video and Education areas were shown in 14 States.

The exhibition "Tudo E Brasi" (All is Brazil) promoted in partnership with Paco Imperial do Rio de Janeiro was visited by 120 thousand people.

In March, the "Programa Rumos Artes Visuais e Educacao Cultura e Arte" (Visual Art Directions and Education Culture and Art Program) promoted 30 meetings in a number of capital cities in Brazil. The Exhibition "O Corpo na Arte Contemporanea Brasileira" (The Body in Brazilian Contemporary Art) received 70 thousand visitors.

INDEPENDENT AUDITORS - CVM INSTRUCTION NO. 381

During the quarter, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section 404, in the amount of R$ 1,764 thousand representing 13.8% of total fees paid. PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit related services in excess of 5% of total external audit fees.

CIRCULAR 3,068 - BACEN

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth Securities' recording and accounting measurement criteria, Itau Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 2,241 million, corresponding only to 7.6% of total securities held.

ACKNOWLEDGEMENTS

We thank our shareholders and clients for their essential support and trust and our employees for the dedication and the talent which lead to us even better results.

          (Approved at the Meeting of the Board of Directors on August 1, 2005).

The complete financial statements and the management discussion and analysis report, which bring more details on the results for the quarter, are available in Itau Holding website (http://www.itauri.com.br).

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

ASSETS                                                             06/30/2005        06/30/2004
------------------------------------------------------------    ---------------   ---------------
CURRENT ASSETS                                                      112,176,319        89,847,369
   CASH AND CASH EQUIVALENTS                                          2,075,675         1,724,942
   SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)                    22,618,359        16,749,000
     Money market                                                    13,009,228         6,178,799
     Money market - Assets Guaranteeing Technical Provision
     - SUSEP (Note 10b)                                                 259,718           761,347
     Interbank deposits                                               9,349,413         9,808,854
   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
   (Notes 4b, 4c and 6)                                              20,620,875        17,111,239
     Own portfolio                                                    6,517,001         5,965,695
     Subject to repurchase commitments                                  850,732           688,503
     Pledged in guarantee                                               323,288         1,209,026
     Deposited with the Central Bank                                      5,349           171,333
     Derivative financial instruments                                 2,001,373           814,294
     Guarantor Resources of Technical Provision
     - Funds quotas of PGBL/VGBL (Note 10b)                           8,274,354         5,499,269
     Guarantor Resources of Technical Provision
     - Other securities (Note 10b)                                    2,648,778         2,763,119
   INTERBANK ACCOUNTS                                                12,818,719        10,121,928
     Pending settlement                                               1,563,379         1,270,512
     Central Bank deposits                                           11,235,624         8,742,484
     National Housing System (SFH)                                        9,019             7,867
     Correspondents                                                       1,897           101,065
     Interbank onlendings                                                 8,800                 -
   INTERBRANCH ACCOUNTS                                                  12,949            20,159
   LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                34,215,147        27,480,183
     Operations with Credit Assignment Characteristics
     (Note 4d)                                                       35,732,104        29,029,234
     (Allowance for loan losses) (Note 4e)                           (1,516,957)       (1,549,051)
   OTHER RECEIVABLES                                                 19,130,735        16,023,677
     Foreign exchange portfolio (Note 8)                             12,041,988        10,656,736
     Income receivable                                                  538,011           527,548
     Insurance premium receivable (Note 10b)                            683,554           607,470
     Negotiation and Intermediation of securities                     1,183,753           697,367
     Sundry (Note 12a)                                                4,683,429         3,534,556
   OTHER ASSETS (Note 4f)                                               683,860           616,241
     Other assets                                                       376,960           409,827
     (Valuation allowance)                                             (105,744)         (123,433)
     Prepaid expenses                                                   412,644           329,847
LONG-TERM RECEIVABLES                                                29,575,132        29,697,753
   SHORT-TERM INTERBANK DEPOSITS - Interbank deposits
   (Notes 4a and 5)                                                     522,428           399,868
   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
   (Notes 4b, 4c and 6)                                               8,536,091        11,285,269
     Own portfolio                                                    5,208,161         8,168,164
     Subject to repurchase commitments                                  601,955           550,905
     Pledged in guarantee                                             1,105,074         1,528,100
     Deposited with the Central Bank                                    125,458           746,159
     Derivative financial instruments                                   533,134           291,941
     Guarantor Resources of Technical Provision
      - Other securities (Note 10b)                                     962,309                 -
   INTERBANK ACCOUNTS - National Housing System (SFH)                   273,631           253,689
   LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                14,890,933        11,835,770
     Operations with Credit Assignment Characteristics
     (Note 4d)                                                       16,615,822        13,351,860
     (Allowance for loan losses) (Note 4e)                           (1,724,889)       (1,516,090)
   OTHER RECEIVABLES - Sundry (Note 12a)                              4,874,434         5,381,734
   OTHER ASSETS - Prepaid expenses (Note 4f)                            477,615           541,423
PERMANENT ASSETS                                                      2,793,882         3,214,431
   INVESTMENTS (Note 4g and 15a III)                                    726,612           982,495
     Investments in subsidiaries and affiliates                         568,008           844,705
        Domestic                                                        118,215           121,831
        Abroad                                                          449,793           722,874
     Other investments                                                  260,600           257,129
     (Allowance for losses)                                            (101,996)         (119,339)
   FIXED ASSETS (Note 4h and 15b)                                     1,857,690         1,982,155
     Property for own use                                             2,143,104         2,134,775
     Other fixed assets                                               3,176,136         2,784,543
     (Accumulated depreciation)                                      (3,461,550)       (2,937,163)
   DEFERRED CHARGES (Note 4i and 15b)                                   209,580           249,781
     Organization and expansion expenses                                437,488           537,404
     (Accumulated amortization)                                        (227,908)         (287,623)
TOTAL ASSETS                                                        144,545,333       122,759,553

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

LIABILITIES                                                        06/30/2005        06/30/2004
------------------------------------------------------------    ---------------   ---------------
CURRENT LIABILITIES                                                  85,729,003        78,188,268
   DEPOSITS (Notes 4a and 9b)                                        41,699,375        35,020,831
     Demand deposits                                                 10,250,110         9,551,342
     Savings deposits                                                18,571,447        17,801,325
     Interbank deposits                                                 517,783           870,340
     Time deposits                                                   12,147,112         6,797,824
     Other deposits                                                     212,923                 -
   DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS
   (Notes 4a and 9c)                                                  7,887,702         9,173,055
     Own portfolio                                                    4,655,034         5,097,797
     Third-party portfolio                                            3,232,668         1,723,423
     Free portfolio                                                           -         2,351,835
   FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES
   (Notes 4a and 9d)                                                    813,073         1,607,750
     Mortgage notes                                                           -            82,479
     Debentures                                                         101,915                 -
     Foreign borrowings in securities                                   711,158         1,525,271
   INTERBANK ACCOUNTS                                                 1,354,203         1,385,733
     Pending settlements                                              1,212,643         1,137,228
     Correspondents                                                     141,560           248,505
   INTERBRANCH ACCOUNTS                                               1,175,455           980,272
     Third-party funds in transit                                     1,171,870           975,113
     Internal transfer of funds                                           3,585             5,159
   BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                        4,636,910         7,476,887
     Borrowings                                                       3,410,016         6,112,492
     Onlendings                                                       1,226,894         1,364,395
   DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)                 1,358,306           588,680
   TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN
   AND CAPITALIZATION (Notes 4j and 10a)                              2,547,728         2,289,621
   OTHER LIABILITIES                                                 24,256,251        19,665,439
     Collection and payment of taxes and contributions                1,835,599         1,268,560
     Foreign exchange portfolio (Note 8)                             12,250,638        10,765,524
     Social and statutory                                               967,931           703,099
     Tax and social security contributions (Note 14d I)               1,441,875           910,193
     Negotiation and Intermediation of securities                       910,119           657,955
     Credit card operations                                           3,564,931         2,344,412
     Securitization of foreign payment orders (Note 9f)                 495,156           435,837
     Subordinated debts (Note 9g)                                        72,945            70,546
     Sundry (Note 12b)                                                2,717,057         2,509,313
LONG-TERM LIABILITIES                                                42,640,558        30,550,177
   DEPOSITS (Notes 4a and 9b)                                         1,995,017         1,020,473
     Interbank deposits                                                  38,513                 -
     Time deposits                                                    1,956,504         1,020,473
   DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS
   - Own portfolio (Notes 4a and 9c)                                 10,000,319         3,821,953
   FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES                   4,537,076         2,183,118
   (Notes 4a and 9d)
     Debentures                                                       1,350,000           999,324
     Foreign borrowings in securities                                 3,187,076         1,183,794
   BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                        4,474,299         5,755,692
     Borrowings                                                       1,750,875         2,862,304
     Onlendings                                                       2,723,424         2,893,388
   DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)                   326,110           191,271
   TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND
   CAPITALIZATION (Notes 4j and 10a)                                  9,958,493         6,977,734
   OTHER LIABILITIES                                                 11,349,244        10,599,936
     Tax and social security contributions (Note 14d I)               3,360,956         2,414,927
     Securitization of foreign payment orders (Note 9f)               1,779,572         1,598,259
     Subordinated debts (Note 9g)                                     4,464,468         4,971,565
     Sundry (Note 12b)                                                1,744,248         1,615,185
DEFERRED INCOME                                                          39,765            59,650
MINORITY INTEREST IN SUBSIDIARIES                                     1,109,317         1,174,118
STOCKHOLDERS' EQUITY (Note 16)                                       15,026,690        12,787,340
   Capital                                                            8,300,000         8,101,000
     Domestic                                                         6,677,164         6,491,915
     Foreign                                                          1,622,836         1,609,085
   Capital reserves                                                   1,957,170         2,183,867
   Revenue reserves                                                   5,377,178         2,607,226
   Adjustment to market value - securities and derivatives
   (Notes 4b, 4c and 6c)                                                313,904           378,798
   (Treasury shares)                                                   (921,562)         (483,551)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          144,545,333       122,759,553

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of Reais)

                                                                   01/01 TO          01/01 TO
                                                                  06/30/2005        06/30/2004
                                                                ---------------   ---------------
INCOME FROM FINANCIAL OPERATIONS                                      7,979,621         9,812,369
   Loans, leasing and other credits                                   5,243,282         5,340,875
   Securities and derivative financial instruments                    1,278,200         3,443,443
   Insurance, pension plan and capitalization                           853,276           571,186
   Foreign exchange operations                                          182,312           139,136
   Compulsory deposits                                                  422,551           317,729
EXPENSES ON FINANCIAL OPERATIONS                                     (1,185,879)       (4,982,537)
   Money market                                                      (1,050,347)       (3,380,975)
   Technical provision for pension plan and capitalization             (668,598)         (420,632)
   Borrowings and onlendings                                            533,066        (1,180,930)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES                   6,793,742         4,829,832
RESULT OF LOAN LOSSES (Note 7d I)                                    (1,073,966)         (420,031)
   Expense with allowance for loan losses                            (1,426,223)         (745,758)
   Income from recovery of credits written off as loss                  352,257           325,727
GROSS INCOME FROM FINANCIAL OPERATIONS                                5,719,776         4,409,801
OTHER OPERATING INCOME (EXPENSES)                                    (1,458,385)       (1,424,667)
   Banking service fees (Note 12c)                                    3,645,296         2,858,397
      Resources management                                              812,933           677,578
      Current account services                                          703,158           600,940
      Credit cards                                                      895,463           509,267
      Sureties and credits granted                                      567,622           414,820
      Receipt services                                                  402,279           384,887
      Other                                                             263,841           270,905
   Result of operations with insurance, pension plan and
   capitalization (Note 10c)                                            397,630           397,468
   Personnel expenses (Note 12d)                                     (1,926,093)       (1,564,716)
   Other administrative expenses (Note 12e)                          (2,258,253)       (2,030,200)
   Tax expenses (Notes 4l and 14a II)                                  (963,887)         (655,043)
   Equit in results of associated companies (Note 15a III)              (26,276)           92,009
   Other operating income (Note 12f)                                    217,314           145,417
   Other operating expenses (Note 12g)                                 (544,116)         (667,999)
OPERATING INCOME                                                      4,261,391         2,985,134
NON OPERATING INCOME                                                      3,798             9,628
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING               4,265,189         2,994,762
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4l and 14a I)              (1,440,966)         (901,135)
   Due on operations for the period                                  (1,552,304)         (866,501)
   Temporary additions                                                  111,338           (34,634)
EXTRAORDINARY RESULT (Note 13)                                         (191,745)            4,844
PROFIT SHARING                                                         (225,195)         (180,958)
   Employees - Law 10,101 of 12/19/2000                                (163,646)         (139,637)
   Officers - Statutory - Law 6,404 of 12/15/1976                       (61,549)          (41,321)
MINORITY INTEREST IN SUBSIDIARIES                                        67,238           (92,597)
NET INCOME                                                            2,474,521         1,824,916
NUMBER OF OUTSTANDING SHARES - (in thousands at 06/30/2004)
(Note 16a)                                                          112,453,319       113,159,755
NET INCOME PER SHARE - (per thousand shares at
06/30/2004) R$                                                            22.00             16.13
BOOK VALUE PER SHARE - (per thousand shares at
06/30/2004) R$                                                           133.63            113.00

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

                                                                    01/01 TO          01/01 TO
                                                                   06/30/2005        06/30/2004
                                                                ---------------   ---------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                             16,426,545        12,688,217
    ADJUSTED NET INCOME                                               2,963,711         1,998,910
      Net income                                                      2,474,521         1,824,916
      Adjusted net income:                                              489,190           173,994
         Depreciation and amortization                                  295,729           276,252
         Equity in result of subsidiary companies                        26,276           (92,009)
         Exchange variation on permanent and non-operating
         assets                                                          12,893            (9,102)
         Provision for losses                                            (5,953)            3,697
         Extraordinary result in subsidiary and associated
         companies                                                      160,245            (4,844)
   STOCKHOLDERS' RESOURCES - Stock options granted                       94,401            49,186
   THIRD PARTIES' RESOURCES ARISING FROM:                            13,368,433        10,555,863
      - Increase in liabilities:                                     13,225,006         6,085,305
         Deposits                                                     1,664,562                 -
         Deposits received under securities repurchase
         agreements                                                   1,789,603                 -
         Funds from acceptance and issuance of securities             1,919,186            32,241
         Borrowings and onlendings                                            -           264,413
         Derivative financial instruments                               511,180            25,250
         Technical provisions for insurance, pension plan
         and capitalization                                           1,483,148         1,578,238
         Other liabilities                                            5,857,327         4,185,163
      - Decrease in assets:                                              25,574         4,384,193
         Short-term interbank deposits                                                  4,108,508
         Securities and derivative financial instruments                      -           275,685
         Other assets                                                    25,574                 -
      - Changes in deferred income                                       (7,460)          (50,797)
      - Disposal of assets and investments:                             125,313            88,671
         Non-operating assets                                            79,161            62,675
         Fixed assets                                                    45,492            18,348
         Investments                                                        660             7,648
      - Dividends received from associated companies                          -            41,782
      - Write-offs of deferred charges                                        -             6,709
   CHANGES IN MINORITY INTERESTS                                              -            84,258
B - FINANCIAL RESOURCES WERE USED FOR                                16,281,322        13,120,233
   INTEREST ON OWN CAPITAL PAID AND PROVISIONED                         698,665           503,299
   PURCHASE OF TREASURY SHARES                                          568,982           284,886
   INVESTMENTS IN:                                                      273,082           280,515
      - Non-operating assets                                             77,373            47,893
      - Fixed assets                                                    180,753           208,928
      - Investments                                                      14,956            23,694
   DEFERRED CHARGES                                                     240,985            48,073
      - Goodwill on the acquisition of investments                      200,000                 -
      - Other                                                            40,985            48,073
   INCREASE IN ASSETS                                                13,073,980         7,409,883
      - Short-term interbank deposits                                 3,394,115                 -
      - Securities and derivative financial instruments                 222,345                 -
      - Interbank and interbranch accounts                              775,615           341,057
      - Loan, leasing operations and other credits                    4,752,569         3,820,329
      - Other receivables                                             3,929,336         3,244,566
      - Other assets                                                          -             3,931
   DECREASE IN LIABILITIES                                            1,406,757         4,593,577
      - Deposits                                                              -           656,376
      - Deposits received under securities repurchase
        agreements                                                            -         3,937,201
      - Borrowings and onlendings                                     1,406,757                 -
   CHANGES IN MINORITY INTERESTS                                         18,871                 -
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                145,223          (432,016)
CHANGES IN FINANCIAL POSITION:
CASH AND CASH EQUIVALENTS:
   - At the beginning of the period                                   1,930,452         2,156,958
   - At the end of the period                                         2,075,675         1,724,942
   - Increase (Decrease)                                                145,223          (432,016)

BANCO ITAU HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of Reais)

ASSETS                                                            06/30/2005        06/30/2004
------------------------------------------------------------    ---------------   ---------------
CURRENT ASSETS                                                          796,512           252,080
   CASH AND CASH EQUIVALENTS                                                 50                57
   SHORT-TERM INTERBANK DEPOSITS                                        139,731           112,537
     Money market                                                        21,972            22,537
     Interbank deposits                                                 117,759            90,000
   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                        7,932            48,734
     Own portfolio                                                        7,199             6,105
     Pledged in guarantee                                                     -            42,622
     Derivative financial instruments                                       733                 7
   OTHER RECEIVABLES                                                    648,625            90,692
     Income receivable (Note 15a I)                                     435,048                 -
     Negotiation and Intermediation of Securities                             -             8,891
     Sundry (Note 12a)                                                  213,577            81,801
   OTHER ASSETS                                                             174                60
LONG-TERM RECEIVABLES                                                   188,337            84,577
   SHORT-TERM INTERBANK DEPOSITS - Interbank deposits                   124,677                 -
   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                       59,007                 -
     Own portfolio                                                       51,508                 -
     Pledged in guarantee                                                 1,675                 -
     Derivative financial instruments                                     5,824                 -
   OTHER RECEIVABLES - Sundry (Note 12a)                                  4,653            84,577
PERMANENT                                                            16,178,104        12,604,460
   INVESTMENTS                                                       16,178,006        12,604,460
     Investments in local subsidiaries (Note 15a I)                  16,178,004        12,604,460
     Other investments                                                        2                 -
   DEFERRED CHARGES                                                          98                 -
TOTAL ASSETS                                                         17,162,953        12,941,117

LIABILITIES                                                       06/30/2005        06/30/2004
------------------------------------------------------------    ---------------   ---------------
CURRENT LIABILITIES                                                     687,172           449,779
   OTHER LIABILITIES                                                    687,172           449,779
     Social and statutory (Note 16b II)                                 620,499           438,232
     Tax and social security                                              2,528             1,877
     Negotiation and intermediation of securities                             6             6,397
     Sundry (Note 12b)                                                   64,139             3,273
LONG-TERM LIABILITIES                                                   638,828                 -
   DEPOSITS - Interbank deposits                                        562,804                 -
   DERIVATIVE FINANCIAL INSTRUMENTS                                       2,991                 -
   OTHER LIABILITIES                                                     73,033                 -
     Tax and social security contributions                                2,017
     Sundry (Note 12b)                                                   71,016
STOCKHOLDERS' EQUITY (Note 16)                                       15,836,953        12,491,338
   Capital                                                            8,300,000         8,101,000
     Domestic                                                         6,677,164         6,491,915
     Foreign                                                          1,622,836         1,609,085
   Capital reserves                                                   1,957,170         2,183,867
   Revenue reserves                                                   6,187,441         2,311,224
   Adjustment to market value - securities and derivatives              313,904           378,798
   (Treasury shares)                                                   (921,562)         (483,551)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           17,162,953        12,941,117

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of Reais)

                                                                   01/01 TO          01/01 TO
                                                                  06/30/2005        06/30/2004
                                                                ---------------   ---------------
INCOME FROM FINANCIAL OPERATIONS                                         11,569            (5,124)
   Securities and derivative financial instruments                       11,569            (5,124)
EXPENSES ON FINANCIAL OPERATIONS                                         (4,802)           (5,623)
   Money market                                                          (4,802)           (5,623)
GROSS INCOME FROM FINANCIAL OPERATIONS                                    6,767           (10,747)
OTHER OPERATING INCOME (EXPENSES)                                     2,458,678         1,673,805
   Personnel expenses                                                    (4,092)           (2,986)
   Other administrative expenses                                         (8,855)           (4,883)
   Tax expenses (Note 14a II)                                           (28,185)          (11,760)
   Income from interest in subsidiaries (Note 15a)                    2,497,994         1,693,625
   Other operating income (expenses)                                      1,816              (191)
OPERATING INCOME                                                      2,465,445         1,663,058
NON-OPERATING EXPENSES                                                     (206)                -
INCOME BEFORE TAXATION ON INCOME AND PROFIT SHARING                   2,465,239         1,663,058
INCOME TAX AND SOCIAL CONTRIBUTION (Note 14a I)                          32,596           137,811
   Due on operations for the period                                        (227)             (179)
   Temporary additions                                                   32,823           137,990
PROFIT SHARING                                                           (1,726)           (1,302)
   Employees - Law 10,101 of 12/19/2000                                    (136)                -
   Officers - Statutory - Law 6,404 of 12/15/1976                        (1,590)           (1,302)
NET INCOME                                                            2,496,109         1,799,567
NUMBER OF OUTSTANDING SHARES - (In thousands at 06/30/2004)
(Note 16a)                                                          112,453,319       113,159,755
NET INCOME PER SHARE - (per thousand shares at
06/30/2004) R$                                                            22.20             15.90
BOOK VALUE PER SHARE - (per thousand shares at
06/30/2004) R$                                                           140.83            110.39

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 16)
(In thousands of Reais)

                                                                                  CAPITAL       REVENUE
                                                                     CAPITAL      RESERVES      RESERVES
                                                                    ----------   ----------    ----------
BALANCES AT 01/01/2004                                               4,780,000    5,648,619     1,014,956
Capitalization of reserves - GSM/EGM of 04/28/2004                   3,321,000   (3,321,000)            -
Reserves arising from tax incentives                                         -          632             -
Treasury shares                                                              -     (144,384)            -
   Purchase of treasury shares                                               -            -             -
   Assignment of stock options - Options exercised                           -            -             -
   Cancellation of treasury shares - GSM/EGM - 04/28/2004                    -     (144,384)            -
Change of adjustment to market value                                         -            -             -
Complementary interest on own capital paid on 03/05/2004 - 2003              -            -          (479)
Net income                                                                   -            -             -
   Legal reserve                                                             -            -        89,979
   Statutory                                                                 -            -     1,206,768
   Interest on own capital                                                   -            -             -
BALANCES AT 06/30/2004                                               8,101,000    2,183,867     2,311,224
CHANGES IN THE PERIOD                                                3,321,000   (3,464,752)    1,296,268
BALANCES AT 01/01/2005                                               8,101,000    2,183,867     4,477,203
Prior years' adjustments                                                     -            -             -
Capitalization of reserves - GSM/EGM of 04/27/2005                     199,000     (199,000)            -
Adjustment of equity [Titulos Patrimoniais] and
reserves arising from tax incentives                                         -          312             -
Treasury shares                                                              -      (28,009)         (263)
   Purchase of treasury shares                                               -            -             -
   Assignment of stock options - Options exercised                           -            -          (263)
   Cancellation of treasury shares - GSM/EGM - 04/27/2005                    -      (28,009)            -
Change of adjustment to market value                                         -            -             -
Complementary interest on own capital paid on 03/14/2005 - 2004              -            -        (1,223)
Net income                                                                   -            -             -
Appropriations:
   Legal reserve                                                             -            -       124,805
   Statutory                                                                 -            -     1,586,919
   Interest on own capital                                                   -            -             -
BALANCES AT 06/30/2005                                               8,300,000    1,957,170     6,187,441
CHANGES IN THE PERIOD                                                  199,000     (226,697)    1,710,238

                                                                      ADJUSTMENT TO
                                                                      MARKET VALUE -
                                                                      SECURITIES AND     RETAINED       (TREASURY
                                                                        DERIVATIVES      EARNINGS         SHARES)
                                                                      --------------   -------------   -------------
BALANCES AT 01/01/2004                                                       557,215               -        (392,235)
Capitalization of reserves - GSM/EGM of 04/28/2004                                 -               -               -
Reserves arising from tax incentives                                               -               -               -
Treasury shares                                                                    -               -         (91,316)
   Purchase of treasury shares                                                     -               -        (284,886)
   Assignment of stock options - Options exercised                                 -               -          49,186
   Cancellation of treasury shares - GSM/EGM - 04/28/2004                          -               -         144,384
Change of adjustment to market value                                        (178,417)              -               -
Complementary interest on own capital paid on 03/05/2004 - 2003                    -               -               -
Net income                                                                         -       1,799,567               -
   Legal reserve                                                                   -         (89,979)              -
   Statutory                                                                       -      (1,206,768)              -
   Interest on own capital                                                         -        (502,820)              -
BALANCES AT 06/30/2004                                                       378,798               -        (483,551)
CHANGES IN THE PERIOD                                                       (178,417)              -         (91,316)
BALANCES AT 01/01/2005                                                       472,940               -        (475,253)
Prior years' adjustments                                                           -         (86,943)              -
Capitalization of reserves - GSM/EGM of 04/27/2005                                 -               -               -
Adjustment of equity [Titulos Patrimoniais] and reserves arising
from tax incentives                                                                -               -               -
Treasury shares                                                                    -               -        (446,309)
   Purchase of treasury shares                                                     -               -        (568,982)
   Assignment of stock options - Options exercised                                 -               -          94,664
   Cancellation of treasury shares - GSM/EGM - 04/27/2005                          -               -          28,009
Change of adjustment to market value                                        (159,036)              -               -
Complementary interest on own capital paid on 03/14/2005 - 2004                    -               -               -
Net income                                                                         -       2,496,109               -
Appropriations:
   Legal reserve                                                                   -        (124,805)              -
   Statutory                                                                       -      (1,586,919)              -
   Interest on own capital                                                         -        (697,442)              -
BALANCES AT 06/30/2005                                                       313,904               -        (921,562)
CHANGES IN THE PERIOD                                                       (159,036)              -        (446,309)

                                                                                           TOTAL
                                                                                       -------------
BALANCES AT 01/01/2004                                                                    11,608,555
Capitalization of reserves - GSM/EGM of 04/28/2004                                                 -
Reserves arising from tax incentives                                                             632
Treasury shares                                                                             (235,700)
   Purchase of treasury shares                                                              (284,886)
   Assignment of stock options - Options exercised                                            49,186
   Cancellation of treasury shares - GSM/EGM - 04/28/2004                                          -
Change of adjustment to market value                                                        (178,417)
Complementary interest on own capital paid on 03/05/2004 - 2003                                 (479)
Net income                                                                                 1,799,567
   Legal reserve                                                                                   -
   Statutory                                                                                       -
   Interest on own capital                                                                  (502,820)
BALANCES AT 06/30/2004                                                                    12,491,338
CHANGES IN THE PERIOD                                                                        882,783
BALANCES AT 01/01/2005                                                                    14,759,757
Prior years' adjustments                                                                     (86,943)
Capitalization of reserves - GSM/EGM of 04/27/2005                                                 -
Adjustment of equity [Titulos Patrimoniais] and reserves
arising from tax incentives                                                                      312
Treasury shares                                                                             (474,581)
   Purchase of treasury shares                                                              (568,982)
   Assignment of stock options - Options exercised                                            94,401
   Cancellation of treasury shares - GSM/EGM - 04/27/2005                                          -
Change of adjustment to market value                                                        (159,036)
Complementary interest on own capital paid on 03/14/2005 - 2004                               (1,223)
Net income                                                                                 2,496,109
Appropriations:
   Legal reserve                                                                                   -
   Statutory                                                                                       -
   Interest on own capital                                                                  (697,442)
BALANCES AT 06/30/2005                                                                    15,836,953
CHANGES IN THE PERIOD                                                                      1,077,196

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
(in thousands of Reais)

                                                                               01/01 TO        01/01 TO
                                                                              06/30/2005      06/30/2004
                                                                             -------------   -------------
A- FINANCIAL RESOURCES WERE PROVIDED BY                                          1,850,331       1,422,709
   Adjusted net income                                                                   -         105,942
      Net income                                                                         -       1,799,567
      Adjustments to net income: Equity in results of subsidiary companies               -      (1,693,625)
   STOCKHOLDERS' RESOURCES - Stock options granted                                  94,401          49,186
   THIRD PARTIES' RESOURCES ARISING FROM:                                        1,755,930       1,267,581
      - Increase in liabilities                                                    565,234               -
         Deposits                                                                  562,804               -
         Derivative financial instruments                                            2,430               -
      - Decrease in assets - Other receivables                                           -         466,901
      - Interest on own capital and dividends received from subsidiaries         1,190,696         800,680
B- FINANCIAL RESOURCES WERE USED FOR                                             1,850,326       1,422,665
   Adjusted net loss                                                                 1,683               -
      Net loss                                                                  (2,496,109)              -
      - Adjustments to net income:                                               2,497,792               -
         Equity in results of subsidiary companies                               2,497,994               -
         Provision for losses and Others                                              (202)              -
   INTEREST ON OWN CAPITAL AND DIVIDENDS PAID/PROVISIONED                          698,665         503,299
   PURCHASE OF TREASURY SHARES                                                     568,982         284,886
   INVESTMENTS IN:                                                                  46,206          79,454
      - Subscriptions/ Acquisitions                                                 46,206          30,268
      - Stock options granted                                                            -          49,186
   ADDITIONS TO DEFERRED CHARGES                                                       100               -
   INCREASE IN ASSETS                                                              210,171         136,472
      - Short-term interbank deposits                                              114,765          87,364
      - Securities and derivative financial instruments                              8,614          49,048
      - Other receivables and other assets                                          86,792              60
   DECREASE IN LIABILITIES                                                         324,519         418,554
      - Interbank deposits                                                               -         152,342
      - Other liabilities                                                          324,519         266,212
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                                 5              44
CHANGES IN FINANCIAL POSITION:
CASH AND CASH EQUIVALENTS:
   - At the beginning of the period                                                     45              13
   - At the end of the period                                                           50              57
   - Increase or decrease                                                                5              44

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.

On February 28, 2005, the association was announced between ITAU HOLDING and Lojas Americanas S.A. (LASA), creating a partnership to form a new company called FAI - FINANCEIRA AMERICANAS ITAU S.A. CREDITO, FINANCIAMENTO E INVESTIMENTO and to acquire the sales promoting company Facilita Servicos e Propaganda S.A. (FACILITA), which will exclusively participate in the structuring and sales processes of products and financial services to LASA customers. The investment totaled R$ 240,000, resulting in a goodwill of R$ 200,000, fully amortized in the consolidated financial statements. The settlement was made on April 27, 2005.

The transaction was submitted to be approved by the Central Bank of Brazil (BACEN). The activities are expected to begin in the second half of 2005, and it is also expected that the results from these activities will not have a significant effect during the first three years.

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a) PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

As determined by the sole paragraph of article 7 of Central Bank of Brazil (BACEN) Circular 3,068, dated November 8, 2001, the securities classified under trading securities (Note 4b) are recorded in the Balance Sheet under Current Assets, regardless of their maturities.

Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities - Operations with Credit Cards. The Leasing Operations are presented at current value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income.

The exchange rate result is presented adjusted, with the reclassification of expenses and income, so as to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

As provided for in paragraph 1 of article 2 of BACEN Circular 2,804, dated February 11, 1998, the financial statements of ITAU HOLDING comprise the consolidation of its foreign subsidiary.

b) CONSOLIDATION

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding equity accounts.

The difference in Net Income and Stockholders' Equity between ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 16e) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

I- In ITAU HOLDING, the goodwill recorded in subsidiaries, mainly originated from the investments in Credicard and Orbitall, related to the partnership for the incorporation of Financeira Itau CBD and LASA, and the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or the realization of investments in order to: a) avoid unnecessary decrease in its Stockholders' Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

In ITAU HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

II- In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAU HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, which are factors which favor maximization of results.

The consolidated financial statements include ITAU HOLDING and its direct and indirect subsidiaries, highlighting:

                                                                                         PARTICIPATION %
                                                                                   ---------------------------
                                                                                    06/30/2005     06/30/2004
                                                                                   ------------   ------------
FINANCIAL ACTIVITY AND OPERATIONS
   Banco Itau S.A.                                                                       100.00          100.00
   Banco Itau BBA S.A.                                                                    95.75           95.75
   Banco Itaucred Financiamento S.A.                                                      99.99           99.99
   Banco Fiat S.A.                                                                        99.99           99.99
   Banco Itau Buen Ayre S.A.                                                              99.99           99.99
   Banco Itau Europa Luxembourg S.A.                                      (1)             19.52           19.52
   Banco Itau Europa S.A.                                                 (1)             19.53           19.53
   Itau Bank, Ltd.                                                                       100.00          100.00
   Cia. Itauleasing de Arrendamento Mercantil                                             99.99           99.99
   Itau Corretora de Valores S.A.                                                         99.99           99.99
   Financeira Itau CBD S.A. - Credito, Financiamento
   e Investimento                                                       (2)(3)            50.00               -
   Financeira Americanas Itau S.A. - Credito, Financiamento
   e Investimento                                                       (2)(4)            50.00               -
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
   Itau Seguros S.A. and subsidiaries                                                    100.00          100.00
   Itau Vida e Previdencia S.A.                                                           99.99           99.99
   Cia. Itau de Capitalizacao                                                             99.99           99.99
CREDIT CARD ADMINISTRATION ACTIVITIES
   Itaucard Financeira S.A. Credito, Financiamento e
   Investimento                                                                           99.99           99.99
   Credicard Banco S.A.                                                 (2)(5)            50.00           33.33
   Orbitall Servicos e Processamento e
   Informatizacao Comercial S.A. and subsidiary                         (2)(5)           100.00           33.33
   Redecard S.A.                                                          (2)             31.94           31.94
CONSORTIA GROUPS ADMINISTRATION
   Fiat Administradora de Consorcios Ltda.                                                99.99           99.99
   Itau Administradora de Consorcios Ltda.                                                99.99           99.99
NON-FINANCIAL INSTITUTIONS
   Akbar - Marketing e Servicos, LDA and subsidiaries                                     95.75           95.75
   Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA                              100.00          100.00
   Itausa Export S.A.                                                     (1)             22.23           22.23
   Serasa S.A.                                                            (2)             32.54           32.54

(1) Associated Companies included on consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itausa - Investimentos Itau S.A. (ITAUSA).
(2) Companies with shared control included proportionally on consolidation. Orbitall only on June 30, 2004.
(3) Investment set up on November 9, 2004 and approved to operate by BACEN on April 5, 2005.
(4) Investment set up on April 27, 2005 to make the partnership between ITAU and LASA (Note 1) feasible.
(5) Increase in participation through acquisition, considering in the consolidated, Credicard as from September 30, 2004 and Orbitall as from October 31, 2004.

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at June 30, 2005, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

                                  FINANCIAL SYSTEM   ECONOMIC-FINANCIAL
                                  CONSOLIDATED (1)    CONSOLIDATED (2)
                                  ----------------   ------------------
Referential equity (3)                  20,332,123           20,219,053
Basel ratio                                   19.3%                18.3%
   Tier I                                     15.5%                14.6%
   Tier II                                     3.8%                 3.7%
Fixed asset ratio (4)                         42.7%               26.5%
Excess capital in relation to
fixed assets                             1,476,571            4,736,769

(1) Consolidated financial statements including only financial companies.
(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.
(3) BACEN, through Resolution 2,837/2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.
(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (18.3%, based on economic-financial consolidated) to be adequate, considering that:

a) It is higher than the minimum required by the authorities (11.0%).
b) The ratio increases to 18.5% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAU HOLDING) used to establish limits.
c) Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 21.0%.

For calculation of the ratios at June 30, 2005, the Adjusted Reference Net Equity was used, as follows:

                                                        FINANCIAL SYSTEM     ECONOMIC-FINANCIAL
                                                          CONSOLIDATED          CONSOLIDATED
                                                        -----------------   -------------------
ITAU HOLDING Stockholders' equity (Individual)                 15,836,953            15,836,953
Minority interest not eliminated in the consolidation           1,081,716               971,960
Unrealized profits of operations with subsidiaries                (11,624)              (14,938)
Consolidated stockholders' equity (BACEN)                      16,907,045            16,793,975
Subordinated debt                                               3,505,370             3,505,370
Tax credits excluded from Tier I                                  (80,292)              (80,292)
Referential equity                                             20,332,123            20,219,053
Adjustments:
------------
Requirement for SWAP operations risk                             (434,925)             (434,925)
Requirement for foreign exchange risk                          (1,654,790)           (1,654,790)
Requirement for interest rate risk                               (337,949)             (337,427)
Other                                                            (215,441)             (215,441)
Adjusted referential equity                                    17,689,018            17,576,470

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

                                            FINANCIAL SYSTEM CONSOLIDATED               ECONOMIC-FINANCIAL CONSOLIDATED
                                      ------------------------------------------   ------------------------------------------
                                        ADJUSTED                                     ADJUSTED
                                      REFERENTIAL      WEIGHTED                    REFERENTIAL      WEIGHTED
CHANGES IN THE BASEL RATIO               EQUITY         ASSETS         EFFECT         EQUITY         ASSETS         EFFECT
-----------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
Ratio at 12/31/2004                     17,752,391     82,043,390           21.6%    17,620,011     85,701,539           20.6%
Prior years' adjustments                   (86,943)             -           -0.1%       (86,943)             -           -0.1%
Result for the period                    2,596,728              -            3.2%     2,434,039              -            2.8%
Interest on own capital                   (698,665)             -           -0.9%      (698,665)             -           -0.8%
Changes in the adjustments
to market value
- securities and derivatives              (159,035)             -           -0.2%      (159,035)             -           -0.2%
Interest rate risk                        (182,763)             -           -0.2%      (182,600)             -           -0.2%
Treasury shares                           (474,581)             -           -0.6%      (474,581)             -           -0.6%
Foreign exchange exposure                 (196,256)             -           -0.2%      (196,256)             -           -0.2%
SWAP operations risk                      (142,148)             -           -0.2%      (142,148)                         -0.2%
Subordinated debt                         (465,880)             -           -0.6%      (465,880)             -           -0.5%
Other changes in referential equity       (253,830)             -           -0.3%       (71,472)             -           -0.1%
Changes in weighted assets                       -      9,549,969           -2.2%             -     10,386,025           -2.2%
Ratio at 06/30/2005                     17,689,018     91,593,359           19.3%    17,576,470     96,087,564           18.3%
Ratio at 06/30/2004                     16,300,735     77,064,257           21.2%    16,176,765     82,999,949           19.5%

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Short-term interbank investments, remunerated restricted credits - Brazilian Central Bank, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary and exchange correction and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Resolution Circular 3,068, of November 8, 2001. Securities are classified in the following categories:

..    trading securities - acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

..    securities available for sale - securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

..    securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

..    Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

..    Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The non-hedged amount is recorded directly in the statement of income.

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2,682 of December 21, 1999, among which are:

..    Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

..    Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits showed be recorded in deferred income.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment which residual value is up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

Buildings in use                                          4%  to  8%
Installations, furniture, equipment and security,
transportation and communication systems                 10%  to 25%
EDP systems                                              20%  to 50%

i) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition of softwares, which are amortized on a straight-line basis over five years.

j) Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

 I-  Insurance:

     Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period; Provision for insufficient premiums - set up in case of insufficient Provision for unearned premiums; Provision for unearned premiums of current risks but not issued - calculated based on technical studies; Provision for unsettled claims - set up based on notices of loss, in an amount sufficient to cover future commitments; Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

     In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II- Supplementary Pension Plans and Individual life insurance segments - correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

     Provision for benefits to regulate and redemptions or Other amounts to regulate - refer to amounts still not regulated up to the balance sheet date; Provision for events occurred but not reported (IBNR) - set up in relation to the estimated amount of events occurred but not reported; Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits; Provision for insufficient contribution - set up in case of insufficient mathematical provisions.

III- Capitalization:

     Mathematical provision for redemptions - represents capitalization securities received to be redeemed; Provision for raffles- calculated according to definition in technical note; Raffles payable - set up by raffles of securities carried out; Provision for contingencies - set up by the application of contingency quota on the collected amount.

k) Provision and Contingent Liabilities - Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow that most adequate measurement, in spite of the uncertainty of their term and amount.

I-   Labor contingencies:

     These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits ended in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final judgment and unappealable.

 II- Civil contingencies:

     These are set up upon judicial notice and adjusted monthly:

..    at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

..    at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors - which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued - relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant;

     Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unapeable.

III- Tax and social security contingencies:

     The provisions originated in tax and social security contingencies basically refer to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion. They are restated, net of the corresponding deposits in guarantee, in accordance with current legislation.

Interest or restatement of judicial escrow deposits is not recognised, except when a release order has been issued in respect of claims judged in favour of the companies, due to the lawsuits considered favorable.

l) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax                   15.00%
Additional income tax        10.00%
Social constribution          9.00%
PIS (1)                       0.65%
COFINS (1)                    4.00%
ISS                     Up to 5.00%
CPMF                          0.38%

(1) For the non financial subsidiaries which fit into the non cumulative calculation the PIS rate is 1.65% and COFINS is 7.6%.

NOTE 5 - SHORT-TERM INTERBANK INVESTMENTS

                                                                06/30/2005
                                       -------------------------------------------------------------
                                          0 - 30         31 - 180        181 - 365       OVER 365
                                       -------------   -------------   -------------   -------------
Money market                               8,132,190       4,824,447          52,591               -
  Funded position (*)                      4,913,481       4,824,447          52,591               -
  Financed position - without free
  movement                                 3,218,709               -               -               -
  Linked to free movement securities               -               -               -               -
Money market - Guarantor resources
of technical provisions - SUSEP              259,718               -               -               -
Interbank deposits                         6,142,989       2,574,750         631,674         522,428
TOTAL                                     14,534,897       7,399,197         684,265         522,428
% per maturity term                             62.7            32.0             3.0             2.3
TOTAL - 06/30/2004                        13,737,157       2,774,414         237,429         399,868
% per maturity term                             80.0            16.2             1.4             2.4

                                                06/30/2005                      06/30/2004
                                       -----------------------------   -----------------------------
                                            TOTAL            %              TOTAL            %
                                       -------------   -------------   -------------   -------------
Money market                              13,009,228            56.2       6,178,799            36.0
   Funded position (*)                     9,790,519            42.3       3,282,619            19.1
   Financed position - without
   free movement                           3,218,709            13.9       1,717,822            10.0
   Linked to free movement
   securities                                      -               -       1,178,358             6.9
Money market - Guarantor resources
of technical provisions - SUSEP              259,718             1.1         761,347             4.5
Interbank deposits                         9,871,841            42.7      10,208,722            59.5
TOTAL                                     23,140,787                      17,148,868
% per maturity term
TOTAL - 06/30/2004                        17,148,868
% per maturity term

(*) Includes R$ 3,973,093 related to money market with free movement, in which securities are restricted to guarantee transactions at the Commodities Futures Exchange (BM&F).

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS AND LIABILITIES)

See below the composition by type of instruments and maturity of Securities and Derivatives, already adjusted to their respective market value, of which R$ 11,885,441 (R$ 8,262,388 at 06/30/2004) refer to guarantor resources of technical provisions (Note 10b).

a) SUMMARY

                                                                              06/30/2005
                                              -----------------------------------------------------------------------------
                                                               PROVISION FOR ADJUSTMENT TO
                                                              MARKET VALUE WITH IMPACT ON:
                                                              -----------------------------
                                                                              STOCKHOLDERS'
                                                  COST           RESULTS         EQUITY       MARKET VALUE         %
                                              -------------   -------------   -------------   -------------   -------------
PUBLIC SECURITIES - DOMESTIC (1)                  7,103,379           6,145         211,555       7,321,079            24.8
   Financial Treasury Bills                       1,142,024               9           4,525       1,146,558             3.9
   National Treasury Bills                          913,857               1           5,649         919,507             3.1
   National Treasury Notes                        2,494,729          (1,272)        192,206       2,685,663             9.2
   National Treasury Notes - M                       86,662               -               -          86,662             0.3
   Central Bank Notes                               418,670            (900)          3,310         421,080             1.4
   National Treasury/Securitization                 155,265               1            (145)        155,121             0.5
   Brazilian External Debt Bonds                  1,764,961           8,306           6,010       1,779,277             6.0
   Investment in non Exclusive Funds                127,211               -               -         127,211             0.4
     Financial Treasury Bills                       126,882               -               -         126,882             0.4
     Other                                              329               -               -             329             0.0
PUBLIC SECURITIES - FOREIGN                         723,725            (970)         36,581         759,336             2.5
   Portugal                                         433,374               -          36,588         469,962             1.6
   Argentina (2)                                     84,294          (8,132)              1          76,163             0.2
     Central Bank                                    43,117          (7,955)              -          35,162             0.1
     National Treasury                               41,177            (177)              1          41,001             0.1
   Russia                                           100,132           7,141               -         107,273             0.4
   United States                                     68,434               4              (8)         68,430             0.2
   Other                                             37,491              17               -          37,508             0.1
CORPORATE SECURITIES                             10,422,403           2,582         242,705      10,667,690            36.1
   Euro Bonds and Others                          4,358,314           3,622          45,037       4,406,973            14.9
   Bank Deposit Certificates                      2,774,373               -               1       2,774,374             9.4
   Shares in Publicly Traded Companies              928,906          (1,255)        195,568       1,123,219             3.8
   Debentures                                     1,185,396               -             611       1,186,007             4.0
   Promissory Notes                                 365,324               -               -         365,324             1.2
   Mortgage Bills                                   144,538               -               -         144,538             0.5
   Rural Producer Certificates                            -               -               -               -             0.0
   Quotas of Fixed Income Funds (3)                 320,625               -               -         320,625             1.1
   Quotas of Foreign Investment Funds                71,333               -             304          71,637             0.2
   Quotas of Variable Income Funds                   15,827               -           1,413          17,240             0.1
   Real Estate Certificates Receivable              228,431          (1,065)           (228)        227,138             0.8
   Other                                             29,336           1,280              (1)         30,615             0.1
PGBL/VGBL FUNDS QUOTAS (4)                        8,274,354               -               -       8,274,354            28.0
SUBTOTAL - SECURITIES                            26,523,861           7,757         490,841      27,022,459            91.4
   Trading securities                            14,037,277           7,757               -      14,045,034            47.5
   Securities available for sale                 10,245,410               -         490,841      10,736,251            36.3
   Securities held to maturity (5)                2,241,174               -               -       2,241,174             7.6
DERIVATIVE FINANCIAL INSTRUMENTS                  2,219,674         314,833               -       2,534,507             8.6
TOTAL                                            28,743,535         322,590         490,841      29,556,966           100.0
Additional allowance
(exceeding minimum required)                                                                       (400,000)
TOTAL SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (ASSETS)                                                                   29,156,966
DERIVATIVE FINANCIAL INSTRUMENTS
(LIABILITIES)                                    (1,364,686)       (319,730)              -      (1,684,416)          100.0

                                                                                06/30/2005
                                              -----------------------------------------------------------------------------
                                                 0 - 30          31 - 90         91 - 180       181 - 365       366 - 720
                                              -------------   -------------   -------------   -------------   -------------
PUBLIC SECURITIES - DOMESTIC (1)                    524,730         249,970         574,997         339,654       1,674,237
   Financial Treasury Bills                               -         242,239          54,589         257,308         326,981
   National Treasury Bills                            4,026               -          62,275           8,180         845,026
   National Treasury Notes                          224,758               -         169,643               -          70,784
   National Treasury Notes - M                            -               -          10,833          10,833          21,665
   Central Bank Notes                                     -               -         245,995               -         175,085
   National Treasury/Securitization                  67,089             578          11,771             211           3,010
   Brazilian External Debt Bonds                    101,646           7,153          19,891          63,122         231,686
   Investment in non Exclusive Funds                127,211               -               -               -               -
     Financial Treasury Bills                       126,882               -               -               -               -
     Other                                              329               -               -               -               -
PUBLIC SECURITIES - FOREIGN                          18,394          61,407          29,817          49,918         108,783
   Portugal                                           8,647               -          29,772          49,314         108,731
   Argentina (2)                                      2,622               -              26               -              10
     Central Bank                                         -               -               -               -               -
     National Treasury                                2,622               -              26               -              10
   Russia                                                 -               -               -               -               -
   United States                                      7,046          61,384               -               -               -
   Other                                                 79              23              19             604              42
CORPORATE SECURITIES                              2,443,886         449,516         743,155       2,668,706       1,140,670
   Euro Bonds and Others                            402,533         115,592         437,357         830,219         975,701
   Bank Deposit Certificates                        517,882         144,537         179,010       1,643,927           2,309
   Shares in Publicly Traded Companies            1,123,219               -               -               -               -
   Debentures                                             -           4,286          23,376          44,652         112,841
   Promissory Notes                                  77,227         185,101         102,996               -               -
   Mortgage Bills                                         -               -               -         144,538               -
   Rural Producer Certificates                            -               -               -               -               -
   Quotas of Fixed Income Funds (3)                 233,438               -               -               -          32,687
   Quotas of Foreign Investment Funds                71,637               -               -               -               -
   Quotas of Variable Income Funds                   17,240               -               -               -               -
   Real Estate Certificates Receivable                    -               -               -               -               -
   Other                                                710               -             416           5,370          17,132
PGBL/VGBL FUNDS QUOTAS (4)                        8,274,354               -               -               -               -
SUBTOTAL - SECURITIES                            11,261,364         760,893       1,347,969       3,058,278       2,923,690
   Trading securities                             9,343,597         407,592         396,553       1,706,294         410,114
   Securities available for sale                  1,712,515         345,342         824,484       1,321,453       2,448,152
   Securities held to maturity (5)                  205,252           7,959         126,932          30,531          65,424
DERIVATIVE FINANCIAL INSTRUMENTS                    404,270         395,485         658,981         542,637         305,611
TOTAL                                            11,665,634       1,156,378       2,006,950       3,600,915       3,229,301
                                                       39.5%            3.9%            6.8%           12.2%           10.9%
Additional allowance (exceeding minimum
required)
TOTAL SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (ASSETS)
DERIVATIVE FINANCIAL INSTRUMENTS
(LIABILITIES)                                      (257,247)       (363,423)       (497,138)       (240,498)       (211,402)

                                                            06/30/2005         06/30/2004
                                                             OVER 720         MARKET VALUE
                                                        -----------------   -----------------
PUBLIC SECURITIES - DOMESTIC (1)                                3,957,491          10,721,196
     Financial Treasury Bills                                     265,441           2,208,816
     National Treasury Bills                                            -           1,418,539
     National Treasury Notes                                    2,220,478           3,379,822
     National Treasury Notes - M                                   43,331             142,792
     Central Bank Notes                                                 -             966,696
     National Treasury/Securitization                              72,462             156,703
     Brazilian External Debt Bonds                              1,355,779           2,151,517
     Investment in non Exclusive Funds                                  -             296,311
       Financial Treasury Bills                                         -             232,686
       Other                                                            -              63,625
PUBLIC SECURITIES - FOREIGN                                       491,017             907,345
     Portugal                                                     273,498             764,081
     Argentina (2)                                                 73,505              44,128
       Central Bank                                                35,162              33,922
       National Treasury                                           38,343              10,206
     Russia                                                       107,273                   -
     United States                                                      -              52,607
     Other                                                         36,741              46,529
CORPORATE SECURITIES                                            3,221,757          10,762,463
     Euro Bonds and Others                                      1,645,571           2,996,651
     Bank Deposit Certificates                                    286,709           4,198,042
     Shares in Publicly Traded Companies                                -             571,383
     Debentures                                                 1,000,852           1,091,558
     Promissory Notes                                                   -             653,382
     Mortgage Bills                                                     -             136,163
     Rural Producer Certificates                                        -              15,300
     Quotas of Fixed Income Funds (3)                              54,500             632,393
     Quotas of Foreign Investment Funds                                 -               9,885
     Quotas of Variable Income Funds                                    -               9,580
     Real Estate Certificates Receivable                          227,138             181,582
     Other                                                          6,987             266,544
PGBL/VGBL FUNDS QUOTAS (4)                                              -           5,499,269
SUBTOTAL - SECURITIES                                           7,670,265          27,890,273
     Trading securities                                         1,780,884          11,724,214
     Securities available for sale                              4,084,305          12,456,405
     Securities held to maturity (5)                            1,805,076           3,709,654
DERIVATIVE FINANCIAL INSTRUMENTS                                  227,523           1,106,235
TOTAL                                                           7,897,788          28,996,508
                                                                     26.7%
Additional allowance (exceeding
minimum required)                                                                    (600,000)
TOTAL SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (ASSETS)                                                     28,396,508
DERIVATIVE FINANCIAL INSTRUMENTS
(LIABILITIES)                                                    (114,708)           (779,951)

(1) Includes securities restricted to guarantees in the amount of R$ 2,750,921 (R$ 4,424,210 at 06/30/2004), being: Guarantor Resources of Technical Provisions R$ 1,339,977 (R$ 1,314,986 at 06/30/2004), Securities Subject to BACEN R$
130,807 (R$ 917,492 at 06/30/2004) and Securities Subject to stock exchange and clearing house for custody and financial settlement of securities R$ 1,280,137 (R$ 2,191,732 at 06/30/2004);
(2) Includes mandatory acquisition in order to be compliant with deposit requirements R$ 43,714 (R$ 44,128 at 06/30/2004);
(3) Includes non-exclusive funds administered by the group, in the amount of R$ 40,909, which do not include public securities (R$ 446,919 at 06/30/2004);
(4) Portfolios of PGBL and VGBL pension plans whose property and involved risks belong to clients, recorded as securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans;
(5) Positive adjustment to market not recorded in the amount of R$ 174,713 (R$ 63,153 at 06/30/2004), as mentioned in Note 6d.

b) TRADING SECURITIES

                                                                                06/30/2005
                                              --------------------------------------------------------------------------------
                                                                ADJUSTMENT TO
                                                                MARKET VALUE
                                                  COST         (IN NET INCOME)   MARKET VALUE          %             0-30
                                              -------------    ---------------   -------------   -------------   -------------
PUBLIC SECURITIES - DOMESTIC                      1,498,196              6,145       1,504,341            10.7         166,559
   Financial Treasury Bills                         268,316                  9         268,325             1.9               -
   National Treasury Bills                           12,488                  1          12,489             0.1           4,026
   National Treasury Notes                          182,850             (1,272)        181,578             1.3          34,546
   Central Bank Notes                               248,708               (900)        247,808             1.8               -
   National Treasury/Securitization                   6,487                  1           6,488             0.0             433
   Brazilian External Debt Bonds                    652,136              8,306         660,442             4.7             343
   Investment in non Exclusive Funds                127,211                  -         127,211             0.9         127,211
     Financial Treasury Bills                       126,882                  -         126,882             0.9         126,882
     Other                                              329                  -             329             0.0             329
PUBLIC SECURITIES - FOREIGN                         195,656               (970)        194,686             1.4           7,125
   Argentina                                         37,563             (8,132)         29,431             0.2               -
     Central Bank                                    30,108             (7,955)         22,153             0.2               -
     National Treasury                                7,455               (177)          7,278             0.0               -
   Russia                                           100,132              7,141         107,273             0.8               -
   United States                                     42,180                  4          42,184             0.3           7,046
   Other                                             15,781                 17          15,798             0.1              79
CORPORATE SECURITIES                              4,069,071              2,582       4,071,653            29.0         895,559
   Euro Bonds and others                            262,010              3,622         265,632             1.9             164
   Bank Deposit Certificates                      2,606,776                  -       2,606,776            18.6         446,702
   Shares in Publicly-Traded Companies              222,395             (1,255)        221,140             1.6         221,140
   Debentures                                       535,388                  -         535,388             3.8               -
   Promissory Notes                                       -                  -              -              0.0               -
   Rural Producer Notes                                   -                  -              -              0.0               -
   Quotas of Fixed Income Funds                     296,374                  -         296,374             2.1         225,797
   Quotas of Variable Income Funds                    1,597                  -           1,597             0.0           1,597
   Real Estate Certificates Receivable              115,769             (1,065)        114,704             0.8               -
   Other                                             28,762              1,280          30,042             0.2             159
PGBL/VGBL FUNDS QUOTAS                            8,274,354                  -       8,274,354            58.9       8,274,354
Total 06/30/2005                                 14,037,277              7,757      14,045,034           100.0       9,343,597
% per maturity term                                                                                                       66.5%
Total 06/30/2004                                 11,702,171             22,043      11,724,214                       7,274,396
% per maturity term                                                                                                       62.0%

                                                                               06/30/2005
                                              ----------------------------------------------------------------------------------
                                                 31 - 90          91 - 180         181 - 365        366 - 720        OVER 720
                                              -------------    ---------------   -------------    -------------    -------------
PUBLIC SECURITIES - DOMESTIC                        223,604            197,400          39,710          225,112          651,956
   Financial Treasury Bills                         221,739             24,143           6,296                -           16,147
   National Treasury Bills                                -                283           8,180                -                -
   National Treasury Notes                                -             53,731               -           46,322           46,979
   Central Bank Notes                                     -            102,599               -          145,209                -
   National Treasury/Securitization                     287              1,582             184            1,097            2,905
   Brazilian External Debt Bonds                      1,578             15,062          25,050           32,484          585,925
   Investment in non Exclusive Funds                      -                  -               -                -                -
     Financial Treasury Bills                             -                  -               -                -                -
     Other                                                -                  -               -                -                -
PUBLIC SECURITIES - FOREIGN                          35,161                 45             604               42          151,709
   Argentina                                              -                 26               -                -           29,405
     Central Bank                                         -                  -               -                -           22,153
     National Treasury                                    -                 26               -                -            7,252
   Russia                                                 -                  -               -                -          107,273
   United States                                     35,138                  -               -                -                -
   Other                                                 23                 19             604               42           15,031
CORPORATE SECURITIES                                148,827            199,108       1,665,980          184,960          977,219
   Euro Bonds and others                                353              1,676          73,074           73,674          116,691
   Bank Deposit Certificates                        144,537            178,304       1,555,453                -          281,780
   Shares in Publicly-Traded Companies                    -                  -               -                -                -
   Debentures                                         3,937             18,712          32,083           67,366          413,290
   Promissory Notes                                       -                  -               -                -                -
   Rural Producer Notes                                   -                  -               -                -                -
   Quotas of Fixed Income Funds                           -                  -               -           26,810           43,767
   Quotas of Variable Income Funds                        -                  -               -                -                -
   Real Estate Certificates Receivable                    -                  -               -                -          114,704
   Other                                                  -                416           5,370           17,110            6,987
PGBL/VGBL FUNDS QUOTAS                                    -                  -               -                -                -
Total 06/30/2005                                    407,592            396,553       1,706,294          410,114        1,780,884
% per maturity term                                     2.9%               2.9%           12.1%             2.9%            12.7%
Total 06/30/2004                                  1,535,631            869,178         452,192          420,526        1,172,291
% per maturity term                                    13.1%               7.4%            3.9%             3.6%            10.0%

                                                                  06/30/2004
                                                                 -------------
                                                                 MARKET VALUE
                                                                 -------------
PUBLIC SECURITIES - DOMESTIC                                         1,129,421
     Financial Treasury Bills                                          175,272
     National Treasury Bills                                            11,737
     National Treasury Notes                                           302,153
     Central Bank Notes                                                 48,680
     National Treasury/Securitization                                    9,192
     Brazilian External Debt Bonds                                     286,076
     Investment in non Exclusive Funds                                 296,311
       Financial Treasury Bills                                        232,686
       Other                                                            63,625
PUBLIC SECURITIES - FOREIGN                                             20,034
     Argentina                                                               -
       Central Bank                                                          -
       National Treasury                                                     -
     Russia                                                                  -
     United States                                                      18,478
     Other                                                               1,556
CORPORATE SECURITIES                                                 5,075,490
     Euro Bonds and others                                             415,501
     Bank Deposit Certificates                                       2,879,139
     Shares in Publicly-Traded Companies                               234,943
     Debentures                                                        390,050
     Promissory Notes                                                  364,947
     Rural Producer Notes                                               15,300
     Quotas of Fixed Income Funds                                      622,372
     Quotas of Variable Income Funds                                         -
     Real Estate Certificates Receivable                               125,367
     Other                                                              27,871
PGBL/VGBL FUNDS QUOTAS                                               5,499,269
Total 06/30/2005                                                    11,724,214
% per maturity term
Total 06/30/2004
% per maturity term

c) SECURITIES AVAILABLE FOR SALE

                                                                                       06/30/2005
                                                         ---------------------------------------------------------------------
                                                                          ADJUSTMENT
                                                                           TO MARKET
                                                                           VALUE (IN
                                                                         STOCKHOLDER'S
                                                             COST           EQUITY)      MARKET VALUE      %         0 - 30
                                                         ------------    -------------   ------------   -------   ------------
PUBLIC SECURITIES - DOMESTIC                                3,809,673          211,555      4,021,228      37.4        166,072
   Financial Treasury Bills                                   873,708            4,525        878,233       8.2              -
   National Treasury Bills                                    901,369            5,649        907,018       8.4              -
   National Treasury Notes                                  1,271,330          192,206      1,463,536      13.6          5,625
   Central Bank Notes                                         169,962            3,310        173,272       1.6              -
   National Treasury/Securitization                           148,778             (145)       148,633       1.4         66,656
   Brazilian External Debt Bonds                              444,526            6,010        450,536       4.2         93,791
PUBLIC SECURITIES - FOREIGN                                   506,359           36,581        542,940       5.1         11,269
   Portugal                                                   433,374           36,588        469,962       4.5          8,647
   Argentina                                                   46,731                1         46,732       0.4          2,622
     Central Bank                                              13,009                -         13,009       0.1              -
     National Treasury                                         33,722                1         33,723       0.3          2,622
   United States                                               26,254               (8)        26,246       0.2              -
   Other                                                            -                -              -       0.0              -
CORPORATE SECURITIES                                        5,929,378          242,705      6,172,083      57.5      1,535,174
   Euro Bonds and others                                    3,786,588           45,037      3,831,625      35.7        395,439
   Bank Deposit Certificates                                  167,597                1        167,598       1.6         71,180
   Shares in Publicly-Traded Companies                        706,511          195,568        902,079       8.4        902,079
   Debentures                                                 552,428              611        553,039       5.2              -
   Promissory Notes                                           365,324                -        365,324       3.4         77,227
   Mortgage Bills                                             144,538                -        144,538       1.3              -
   Quotas of Fixed Income Funds                                24,251                -         24,251       0.2          7,641
   Quotas of Foreign Investment Funds                          65,166              304         65,470       0.6         65,470
   Quotas of Variable Income Funds                             14,230             1,413        15,643       0.1         15,643
   Real Estate Certificates Receivable                        102,227             (228)       101,999       1.0              -
   Other                                                          518               (1)           517       0.0            495
TOTAL 06/30/2005                                           10,245,410          490,841     10,736,251     100.0      1,712,515
   Deferred taxes                                                             (172,901)                                   16.0%
   Minority interest in subsidiaries                                           (20,727)
   Adjustment of securities reclassified
   in prior years to securities held to maturity                                16,691
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2005                           313,904
TOTAL 06/30/2004                                           11,946,272          510,133     12,456,405                  588,020
   Deferred taxes                                                             (241,581)                                    4.7%
   Minority interest in subsidiaries                                           (23,622)
   Adjustment of securities reclassified in prior
   years to securities held to maturity                                        106,431
   Adjustment of BBA and Fiat not recorded in Itau
   Holding                                                                      27,437
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2004                           378,798

                                                                                    06/30/2005
                                                     ------------------------------------------------------------------------
                                                        31 - 90       91 - 180       181 - 365      366 - 720      OVER 720
                                                     ------------   ------------   ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC                               20,791        255,367        289,111      1,395,015      1,894,872
   Financial Treasury Bills                                20,500         30,446        251,012        326,981        249,294
   National Treasury Bills                                      -         61,992              -        845,026              -
   National Treasury Notes                                      -          5,529              -         16,513      1,435,869
   Central Bank Notes                                           -        143,396              -         29,876              -
   National Treasury/Securitization                           291         10,189             27          1,913         69,557
   Brazilian External Debt Bonds                                -          3,815         38,072        174,706        140,152
PUBLIC SECURITIES - FOREIGN                                26,246         29,772         49,314        108,741        317,598
   Portugal                                                     -         29,772         49,314        108,731        273,498
   Argentina                                                    -              -              -             10         44,100
     Central Bank                                               -              -              -              -         13,009
     National Treasury                                          -              -              -             10         31,091
   United States                                           26,246              -              -              -              -
   Other                                                        -              -              -              -              -
CORPORATE SECURITIES                                      298,305        539,345        983,028        944,396      1,871,835
   Euro Bonds and others                                  113,204        435,643        745,406        902,027      1,239,906
   Bank Deposit Certificates                                    -            706         88,474          2,309          4,929
   Shares in Publicly-Traded Companies                          -              -              -              -              -
   Debentures                                                   -              -          4,610         34,161        514,268
   Promissory Notes                                       185,101        102,996              -              -              -
   Mortgage Bills                                               -              -        144,538              -              -
   Quotas of Fixed Income Funds                                 -              -              -          5,877         10,733
   Quotas of Foreign Investment Funds                           -              -              -              -              -
   Quotas of Variable Income Funds                              -              -              -              -              -
   Real Estate Certificates Receivable                          -              -              -              -        101,999
   Other                                                        -              -              -             22              -
TOTAL 06/30/2005                                          345,342        824,484      1,321,453      2,448,152      4,084,305
   Deferred taxes                                             3.2%           7.7%          12.3%          22.8%          38.0%
   Minority interest in subsidiaries
   Adjustment of securities reclassified in
   prior years to securities held to maturity
ADJUSTMENT TO MARKET VALUE - SECURITIES -
06/30/2005
TOTAL 06/30/2004                                          319,236        708,344      2,046,952      3,112,706      5,681,147
   Deferred taxes                                             2.6%           5.7%          16.4%          25.0%          45.6%
   Minority interest in subsidiaries
   Adjustment of securities reclassified in
   prior years to securities held to maturity
   Adjustment of BBA and Fiat not recorded in
   Itau Holding
ADJUSTMENT TO MARKET VALUE - SECURITIES -
06/30/2004

                                                      06/30/2004
                                                     MARKET VALUE
                                                     ------------
PUBLIC SECURITIES - DOMESTIC                            6,670,458
   Financial Treasury Bills                             1,214,697
   National Treasury Bills                              1,406,802
   National Treasury Notes                              2,041,408
   Central Bank Notes                                     918,016
   National Treasury/Securitization                       147,511
   Brazilian External Debt Bonds                          942,024
PUBLIC SECURITIES - FOREIGN                               859,089
   Portugal                                               764,081
   Argentina                                               44,128
     Central Bank                                          33,922
     National Treasury                                     10,206
   United States                                           34,129
   Other                                                   16,751
CORPORATE SECURITIES                                    4,926,858
   Euro Bonds and others                                2,157,548
   Bank Deposit Certificates                            1,300,205
   Shares in Publicly-Traded Companies                    336,440
   Debentures                                             400,671
   Promissory Notes                                       288,435
   Mortgage Bills                                         136,163
   Quotas of Fixed Income Funds                            10,021
   Quotas of Foreign Investment Funds                       3,267
   Quotas of Variable Income Funds                          9,580
   Real Estate Certificates Receivable                     45,855
   Other                                                  238,673
TOTAL 06/30/2005                                       12,456,405
   Deferred taxes
   Minority interest in subsidiaries
   Adjustment of securities reclassified
   in prior years to securities held to maturity
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2005
TOTAL 06/30/2004
   Deferred taxes
   Minority interest in subsidiaries
   Adjustment of securities reclassified in prior years to securities held to maturity
   Adjustment of BBA and Fiat not recorded in Itau Holding
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2004

d) SECURITIES HELD TO MATURITY

See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, not considered in results, is included at 06/30/2005 the amount of R$ 16,691 (R$ 106,431 at 06/30/2004), relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 174,713 (positive adjustment of R$ 63,153 at 06/30/2004).

                                                                                06/30/2005
                                                --------------------------------------------------------------------------
                                                CARRYING VALUE        %            0 - 30         31 - 90       91 - 180
                                                --------------   ------------   ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC                         1,795,510           80.1        192,099          5,575        122,230
   Financial Treasury Bills                                  -              -              -              -              -
   National Treasury Notes (1)                       1,040,549           46.4        184,587              -        110,383
   National Treasury Notes - M (2)                      86,662            3.9              -              -         10,833
   Brazilian External Debt Bonds                       668,299           29.8          7,512          5,575          1,014
PUBLIC SECURITIES - FOREIGN                             21,710            1.0              -              -              -
CORPORATE SECURITIES                                   423,954           18.9         13,153          2,384          4,702
   Euro Bonds and others                               309,716           13.8          6,930          2,035             38
   Bank Deposit Certificates (1)                             -              -              -              -              -
   Debentures (1)                                       97,580            4.3              -            349          4,664
   Quotas of Foreign Investment Funds                    6,167            0.3          6,167              -              -
   Real Estate Certificate Receivables (1)              10,435            0.5              -              -              -
   Other                                                    56              -             56              -              -
Total 06/30/2005                                     2,241,174          100.0        205,252          7,959        126,932
% per maturity term                                                                      9.2%           0.4%           5.7%
Total 06/30/2004                                     3,709,654                        25,920         11,186         54,263
% per maturity term                                                                      0.7%           0.3%           1.5%

                                                                  06/30/2005                    06/30/2004
                                                  ------------------------------------------   --------------
                                                    181 - 365      366 - 720      OVER 720     CARRYING VALUE
                                                  ------------   ------------   ------------   --------------
PUBLIC SECURITIES - DOMESTIC                            10,833         54,110      1,410,663        2,921,317
   Financial Treasury Bills                                  -              -              -          818,847
   National Treasury Notes (1)                               -          7,949        737,630        1,036,261
   National Treasury Notes - M (2)                      10,833         21,665         43,331          142,792
   Brazilian External Debt Bonds                             -         24,496        629,702          923,417
PUBLIC SECURITIES - FOREIGN                                  -              -         21,710           28,222
CORPORATE SECURITIES                                    19,698         11,314        372,703          760,115
   Euro Bonds and others                                11,739              -        288,974          423,602
   Bank Deposit Certificates (1)                             -              -              -           18,698
   Debentures (1)                                        7,959         11,314         73,294          300,837
   Quotas of Foreign Investment Funds                        -              -              -            6,618
   Real Estate Certificate Receivables (1)                   -              -         10,435           10,360
   Other                                                     -              -              -                -
Total 06/30/2005                                        30,531         65,424      1,805,076        3,709,654
% per maturity term                                        1.4%           2.9%          80.4%
Total 06/30/2004                                       818,810        301,163      2,498,312
% per maturity term                                       22.1%           8.1%          67.3%

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of R$ 874,078 (R$ 869,606 at 06/30/2004).
(2) All securities are nominative and cannot be sold.

e) DERIVATIVE FINANCIAL INSTRUMENTS

                                                                                  06/30/2005
                                           ---------------------------------------------------------------------------------------
                                                           ADJUSTMENT
                                                            TO MARKET
                                                              VALUE
                                              COST        (IN RESULTS)   MARKET VALUE         %           0 - 30         31 - 90
                                           ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
   Option premiums                              389,054        161,561        550,615           21.8         52,017        131,898
   Term operations                              197,422              -        197,422            7.8        124,747         57,016
   Swaps - difference receivable              1,462,163        138,554      1,600,717           63.1        196,197        168,765
   Other (1)                                    171,035         14,718        185,753            7.3         31,309         37,806
Total 06/30/2005                              2,219,674        314,833      2,534,507          100.0        404,270        395,485
% per maturity term                                                                                            16.0%          15.6%
Total 06/30/2004                                957,670        148,565      1,106,235                       150,211        247,363
% per maturity term                                                                                            13.6%          22.4%
LIABILITIES
   Option premiums                             (377,272)      (216,229)      (593,501)          35.2        (57,502)      (189,829)
   Swaps - difference payable                  (867,329)       (98,879)      (966,208)          57.4       (176,526)      (166,330)
   Other (1)                                   (120,085)        (4,622)      (124,707)           7.4        (23,219)        (7,264)
Total 06/30/2005                             (1,364,686)      (319,730)    (1,684,416)         100.0       (257,247)      (363,423)
% per maturity term                                                                                            15.3%          21.5%
Total 06/30/2004                               (740,012)       (39,939)      (779,951)                     (110,209)      (113,727)
% per maturity term                                                                                            14.1%          14.6%

                                                                       06/30/2005                            06/30/2004
                                                ---------------------------------------------------------   -------------
                                                  91 - 180       181 - 365      366 - 720      OVER 720     MARKET VALUE
                                                ------------   ------------   ------------   ------------   ------------
ASSETS
   Option premiums                                   192,739        172,717          1,244              -        119,898
   Term operations                                    15,659              -              -              -         51,248
   Swaps - difference receivable                     429,286        318,176        272,795        215,498        828,966
   Other (1)                                          21,297         51,744         31,572         12,025        106,123
Total 06/30/2005                                     658,981        542,637        305,611        227,523      1,106,235
% per maturity term                                     26.0%          21.3%          12.1%           9.0%
Total 06/30/2004                                     190,502        226,218        160,203        131,738
% per maturity term                                     17.2%          20.4%          14.5%          11.9%
LIABILITIES
   Option premiums                                  (204,079)      (136,158)        (5,933)             -       (188,629)
   Swaps - difference payable                       (265,099)       (81,190)      (170,849)      (106,214)      (494,359)
   Other (1)                                         (27,960)       (23,150)       (34,620)        (8,494)       (96,963)
Total 06/30/2005                                    (497,138)      (240,498)      (211,402)      (114,708)      (779,951)
% per maturity term                                     29.5%          14.3%          12.6%           6.8%
Total 06/30/2004                                    (160,279)      (204,465)      (143,293)       (47,978)
% per maturity term                                     20.5%          26.2%          18.4%           6.2%

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

..    Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;

..    Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAU HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAU HOLDING at June 30, 2005 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

..    Futures and Forward Contracts: quotes on the stock exchanges;

..    Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;

..    Options: statistical models that take over the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

                                                                 BALANCE SHEET
                                                                    ACCOUNT
                                                                 RECEIVABLE /
                                      OFF-BALANCE SHEET           (RECEIVED)      ADJUSTMENT
                                       ACCOUNT NOTIONAL           (PAYABLE)/       TO MARKET
                                             VALUE                   PAID            VALUE               MARKET VALUE
                                 -----------------------------   -------------   -------------   -----------------------------
                                  06/30/2005      06/30/2004      06/30/2005      06/30/2005      06/30/2005      06/30/2004
                                 -------------   -------------   -------------   -------------   -------------   -------------
Futures contracts                  162,473,185      55,262,614          10,557               -          10,557          (7,656)
  Purchase commitments              73,091,427      20,847,410         (35,660)              -         (35,660)        (12,303)
   Foreign currency                 17,724,500       5,828,156         (16,937)              -         (16,937)          3,128
   Interbank market                 30,146,482      10,668,681              32               -              32              41
   Fixed rates                         141,222          63,980              27               -              27            (210)
   Indices                          24,512,526       3,907,816         (20,362)              -         (20,362)         (4,191)
   Other                               566,697         378,777           1,580               -           1,580         (11,071)
  Commitments to sell               89,381,758      34,415,204          46,217               -          46,217           4,647
   Foreign currency                 18,920,762       8,564,831           9,561               -           9,561           3,946
   Interbank market                 36,719,426       9,965,949          (1,479)              -          (1,479)            (17)
   Fixed rates                          56,684         290,084             (56)              -             (56)             48
   Indices                          33,241,467      11,258,785          38,600               -          38,600           5,190
   Shares                               19,103               -              42               -              42               -
   Other                               424,316       4,335,555            (451)              -            (451)         (4,520)
Swap contracts                               -               -         594,834          39,675         634,509         334,607
  Asset position                    29,096,576      31,637,033       1,462,163         138,554       1,600,717         828,966
   Foreign currency                  4,973,124       9,991,486          19,216           2,815          22,031         387,232
   Interbank market                 14,215,361      12,904,086       1,302,097         123,600       1,425,697         219,486
   Fixed rates                       3,336,227       4,456,332         116,169          14,002         130,171          99,883
   Indices                           6,559,819       4,235,952          22,700          (2,205)         20,495         126,656
   Other                                12,045          49,177           1,981             342           2,323          (4,291)
  Liability position                28,501,742      31,394,721        (867,329)        (98,879)       (966,208)       (494,359)
   Foreign currency                  8,150,288      11,101,371         (81,216)          3,762         (77,454)       (169,258)
   Interbank market                 10,679,034      13,087,013        (638,552)        (69,829)       (708,381)        (57,739)
   Fixed rates                       3,730,685       2,554,051        (101,885)        (54,107)       (155,992)        (89,045)
   Indices                           5,865,222       4,387,553         (27,550)         21,227          (6,323)       (170,662)
   Other                                76,513         264,733         (18,126)             68         (18,058)         (7,655)
Option contracts                    55,304,662      26,579,317          11,782         (54,668)        (42,886)        (68,731)
  Purchase commitments -
  purchased position                22,606,017       9,010,009         182,334        (118,713)         63,621         117,688
   Foreign currency                  9,628,622       3,894,868         133,842        (112,989)         20,853          97,405
   Indices                          11,392,567       4,694,600           2,592            (853)          1,739           7,588
   Shares                              675,280          74,318          42,972          (5,929)         37,043           6,559
   Other                               909,548         346,223           2,928           1,058           3,986           6,136
  Commitments to sell -
  purchased position                 5,971,080       1,777,331         206,720         280,274         486,994           2,210
   Foreign currency                  4,684,994       1,145,990         183,094         268,674         451,768           1,488
   Indices                             117,520           5,728           1,175          (1,165)             10             311
   Shares                              778,775               -          11,324          19,279          30,603               -
   Other                               389,791         625,613          11,127          (6,514)          4,613             411
  Purchase position -
  sold position                      8,457,939      13,461,942        (143,281)          7,986        (135,295)       (166,158)
   Foreign currency                  8,197,897       6,091,387        (131,280)          6,047        (125,233)       (131,686)
   Indices                                   -       7,031,417               -               -               -         (23,869)
   Shares                              239,393          37,806         (11,482)          1,649          (9,833)         (2,963)
   Other                                20,649         301,332            (519)            290            (229)         (7,640)
  Commitments to sell -
  sold position                     18,269,626       2,330,035        (233,991)       (224,215)       (458,206)        (22,471)
   Foreign currency                  5,889,763       2,188,440        (190,674)       (228,933)       (419,607)        (21,820)
   Indices                          11,590,410             279          (1,381)          1,371             (10)           (423)
   Shares                              432,564          32,076         (35,025)         (1,775)        (36,800)            (76)
   Other                               356,889         109,240          (6,911)          5,122          (1,789)           (152)
Forward                                      -               -         197,422               -         197,422          51,248
  Sales receivable-                          -         197,422               -         197,422          51,248
   Public securities                         -               -             407               -             407               -
   Shares                                    -               -         197,015               -         197,015          51,248
Other derivative financial
instruments (1)                      7,408,521       4,692,701          50,950          10,096          61,046           9,160
  Asset position                     4,392,039       2,636,389         171,035          14,718         185,753         106,123
  Liability position                 3,016,482       2,056,312        (120,085)         (4,622)       (124,707)        (96,963)

                                                         ASSET       2,219,674         314,833       2,534,507       1,106,235
                                                     LIABILITY      (1,364,686)       (319,730)     (1,684,416)       (779,951)
                                                         TOTAL         854,988          (4,897)        850,091         326,284

DERIVATIVE CONTRACTS MATURE AS FOLLOWS (in days) :

           CLEARING                  0 - 30         31 - 180       181 - 365        OVER 365       06/30/2005     06/29/2004
------------------------------   -------------   -------------   -------------   -------------   -------------   -------------
           Futures                  22,502,210      92,772,818      26,381,643      20,816,514     162,473,185      55,262,614
            Swaps                    6,647,716       9,998,804       4,672,803       6,315,090      27,634,413      30,980,284
           Options                  30,102,435      17,838,914       5,200,267       2,163,046      55,304,662      26,579,317
            Other                    1,419,957       1,717,010       1,479,120       2,792,434       7,408,521       4,692,701

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

f) CHANGES IN THE ADJUSTMENT TO MARKET VALUE FOR THE PERIOD

                                                   01/01 to        01/01 to
                                                  06/30/2005      06/30/2004
                                                -------------   -------------
Opening balance                                       356,238         403,484
Adjustments with impacts on:
    Net income                                        (53,740)       (134,327)
    Stockholders' equity                             (242,474)       (248,305)
Write-offs due to permanent losses                     33,677          19,950
Closing balance                                        93,701          40,802
Adjustment to market value                            493,701         640,802
                                                -------------   -------------
    Trading securities                                  7,757          22,043
    Securities available for sale                     490,841         510,133
    Derivative financial instruments
    (assets and liabilities)                           (4,897)        108,626
Additional provision (*)                             (400,000)       (600,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.

For a better understanding, the following table shows the change in the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

                                                  06/30/2005      06/30/2004
                                                -------------   -------------
Additional provision                                  400,000         600,000
Adjustment to securities available for
sale - Stockholders' equity                           490,841         510,133
Adjustment to securities held to maturity (*)         191,404         169,584
Total unrealized gain                               1,082,245       1,279,717

(*) At 06/30/2005 includes the amount of R$ 16,691 (R$ 106,431 at 06/30/2004)
regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.

g) REALIZED GAIN OF SECURITIES PORTFOLIO

                                                   01/01 to        01/01 to
                                                  06/30/2005      06/30/2004
                                                -------------   -------------
Gain (loss) - trading securities and
derivative financial instruments                       41,985         (78,310)
Gain (loss) - securities available for sale            41,193          95,959
Total of realized gain                                 83,178          17,649
Adjustment to market value with impact
on net income                                         (53,740)       (134,327)
Total                                                  29,438        (116,678)

h) RECLASSIFICATION OF SECURITIES (article 5 of BACEN circular 3068, of November 8,2001)

The management's Financial Risk Management Committee sets forth guidelines to classify securities.

The current securities of the portfolio, as well as the securities purchased in the period, are periodically and sistematically evaluated based on such guidelines.

No reclassification or changes to the current guidelines were carried out in the period.

NOTE 7 - LOAN, LEASING AND OTHER CREDIT OPERATIONS

a) COMPOSITION OF THE PORTFOLIO WITH CHARACTERISTICS OF CREDIT ASSIGNMENT

I- BY TYPE OF OPERATIONS AND RISK LEVEL

                                                                               06/30/2005
                                                ------------------------------------------------------------------------
                RISK LEVELS                          AA             A               B              C              D
---------------------------------------------   ------------   ------------   ------------   ------------   ------------
Loan operations                                    5,423,122     18,940,927      8,969,022      2,107,696      1,272,151
  Loans and discounted trade receivables           2,300,651      9,467,581      6,838,037      1,622,831      1,115,465
  Financing                                        2,315,275      7,384,351      1,504,907        276,711         61,713
  Farming and agribusiness industries                792,306        852,498        431,967         45,371         13,076
  Real estate financing                               14,890      1,236,497        194,111        162,783         81,897
Leasing operations                                   111,127      4,772,423        667,570        218,168         60,602
Credit card operations                                     -      3,137,935      1,390,524        155,694        342,746
Advances on exchange contracts (1)                   358,750        549,668        543,071        104,973         16,048
Other receivables (2)                                  1,048         45,108         58,143          6,314          5,490
Total operations with characteristics
of credit assignment                               5,894,047     27,446,061     11,628,330      2,592,845      1,697,037
Endorsements and sureties (3)
Total with endorsements and sureties               5,894,047     27,446,061     11,628,330      2,592,845      1,697,037
Total - 06/30/2004                                 5,331,840     19,243,491     11,454,829      1,890,963      1,766,105

                                                                               06/30/2005
                                                ------------------------------------------------------------------------
                RISK LEVELS                           E              F              G             H             TOTAL
---------------------------------------------   ------------   ------------   ------------   ------------   ------------
Loan operations                                    1,138,084        885,031        196,000        390,655     39,322,688
  Loans and discounted trade receivables             846,614        813,281        148,089        211,365     23,363,914
  Financing                                           29,278         26,582         16,513         92,569     11,707,899
  Farming and agribusiness industries                221,771            977             77          9,055      2,367,097
  Real estate financing                               40,421         44,191         31,321         77,666      1,883,778
Leasing operations                                    14,909         15,711         10,321         53,917      5,924,748
Credit card operations                               151,369        107,765         50,933         52,608      5,389,574
Advances on exchange contracts (1)                     2,843          2,571            255            292      1,578,472
Other receivables (2)                                    420            242          1,703         13,976        132,444
Total operations with characteristics
of credit assignment                               1,307,626      1,011,320        259,212        511,448     52,347,926
Endorsements and sureties (3)                                                                                  6,299,205
Total with endorsements and sureties               1,307,626      1,011,320        259,212        511,448     58,647,131
Total - 06/30/2004                                   904,548        787,653        152,733        848,932     42,381,094

                                                 06/30/2004
                RISK LEVELS                         TOTAL
---------------------------------------------   ------------
Loan operations                                   35,484,668
  Loans and discounted trade receivables          19,318,565
  Financing                                       12,097,824
  Farming and agribusiness industries              2,111,506
  Real estate financing                            1,956,773
Leasing operations                                 1,980,864
Credit card operations                             3,182,596
Advances on exchange contracts (1)                 1,589,856
Other receivables (2)                                143,110
Total operations with characteristics of
credit assignment                                 42,381,094
Endorsements and sureties (3)                      6,331,901
Total with endorsements and sureties              48,712,995
Total - 06/30/2004

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3) Recorded in Memorandum Accounts.

II- BY MATURITY AND RISK LEVEL

                                                                             06/30/2005
                             -----------------------------------------------------------------------------------------------------
                                 AA              A              B              C              D              E              F
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                                                  ABNORMAL SITUATION (1) (2)
Falling due installments               -              -        471,842        320,494        247,985        200,457        283,174
  01 to 30                             -              -         23,119         18,789         16,704         16,194         20,367
  31 to 60                             -              -         19,150         15,470         12,435         12,112         15,227
  61 to 90                             -              -         18,565         14,256         11,823         11,397         14,681
  91 to 180                            -              -         53,568         40,253         32,924         32,314         41,767
  181 to 365                           -              -         96,490         68,761         50,876         47,815         62,807
  Over 365                             -              -        260,949        162,965        123,223         80,625        128,325
Overdue installments                   -              -        151,085        144,549        301,757        217,645        231,120
  01 to 14                             -              -          2,476          9,481          5,262          5,499          7,145
  15 to 30                             -              -        148,609         29,340         85,027         30,756         24,525
  31 to 60                             -              -              -        105,727         95,786         43,630         35,452
  61 to 90                             -              -              -              -        115,682         39,467         33,152
  91 to 180                            -              -              -              -              -         98,293        130,847
  181 to 365                           -              -              -              -              -              -              -
  Over 365                             -              -              -              -              -              -              -
SUBTOTAL                               -              -        622,927        465,043        549,742        418,102        514,294
SPECIFIC ALLOWANCE                     -              -         (6,229)       (13,951)       (54,974)      (125,431)      (257,147)
SUBTOTAL 06/30/2004                    -              -        298,501        278,706        567,587        223,339        316,131
                                                                       NORMAL SITUATION
Falling due installments       5,856,575     27,355,649     10,912,531      2,079,816      1,098,860        868,297        484,764
  01 to 30                     1,285,880      5,974,070      3,815,725        767,334        475,638        148,085         72,331
  31 to 60                       882,757      1,779,863      1,241,487        305,459         86,057         47,152         26,713
  61 to 90                       513,088      1,549,775        949,902        191,575         60,320         36,407         23,773
  91 to 180                    1,152,046      2,896,013      1,479,842        213,602        112,396         98,102         66,632
  181 to 365                     652,679      4,083,208      1,362,237        210,753        148,240        142,879        102,479
  Over 365                     1,370,124     11,072,720      2,063,338        391,093        216,210        395,672        192,835
Overdue up to 14 days             37,472         90,412         92,872         47,986         48,435         21,227         12,262
SUBTOTAL                       5,894,047     27,446,061     11,005,403      2,127,802      1,147,295        889,524        497,026
GENERIC ALLOWANCE                      -       (137,230)      (110,054)       (63,834)      (114,729)      (266,857)      (248,513)
SUBTOTAL 06/30/2004            5,331,840     19,243,491     11,156,328      1,612,257      1,198,518        681,209        471,522
TOTAL                          5,894,047     27,446,061     11,628,330      2,592,845      1,697,037      1,307,626      1,011,320
EXISTING ALLOWANCE                     -       (137,230)      (204,511)      (259,025)      (508,941)      (653,682)      (707,823)
  Minimum required
  allowance (3)                        -       (137,230)      (116,283)       (77,785)      (169,704)      (392,288)      (505,660)
  Additional allowance (4)             -              -        (88,228)      (181,240)      (339,237)      (261,394)      (202,163)
TOTAL 06/30/2004               5,331,840     19,243,491     11,454,829      1,890,963      1,766,105        904,548        787,653
EXISTING ALLOWANCE
06/30/2004                             -       (166,120)      (302,312)      (148,569)      (451,595)      (443,616)      (551,279)
  Minimum required
  allowance (3)                        -        (96,217)      (114,548)       (56,729)      (176,611)      (271,364)      (393,827)
  Additional
  allowance (4)                        -        (69,903)      (187,764)       (91,840)      (274,984)      (172,252)      (157,452)

                                                           06/30/2005                    06/30/2004
                                           ------------------------------------------   ------------
                                                 G              H            TOTAL         TOTAL
                                           ------------   ------------   ------------   ------------
                                                          ABNORMAL SITUATION (1) (2)
Falling due installments                         98,410        128,702      1,751,064      1,373,192
    01 to 30                                      6,465          7,114        108,751         90,576
    31 to 60                                      5,532          5,808         85,734         70,034
    61 to 90                                      5,395          5,727         81,845         80,549
    91 to 180                                    14,916         16,266        232,008        188,300
    181 to 365                                   21,521         29,159        377,428        288,020
    Over 365                                     44,581         64,629        865,297        655,713
Overdue installments                            139,604        247,859      1,433,619      1,176,700
    01 to 14                                      2,713          2,962         35,539         25,999
    15 to 30                                      4,805          9,248        332,310        177,198
    31 to 60                                      8,769         12,332        301,695        166,855
    61 to 90                                     10,381         17,018        215,699        185,893
    91 to 180                                   112,937         51,969        394,045        304,679
    181 to 365                                        -        136,066        136,066        211,178
    Over 365                                          -         18,264         18,264        104,898
SUBTOTAL                                        238,014        376,561      3,184,683      2,549,892
SPECIFIC ALLOWANCE                             (166,610)      (376,561)    (1,000,903)    (1,115,342)
SUBTOTAL 06/30/2004                             144,858        720,770      2,549,892
                                                               NORMAL SITUATION
Falling due installments                         20,514        130,495     48,807,500     39,551,877
    01 to 30                                      5,250         34,244     12,578,556      9,636,854
    31 to 60                                        958          8,297      4,378,743      3,074,669
    61 to 90                                        813         10,793      3,336,447      2,767,600
    91 to 180                                     2,877         10,872      6,032,382      5,077,067
    181 to 365                                    3,550         24,822      6,730,847      6,299,540
    Over 365                                      7,067         41,466     15,750,525     12,696,147
Overdue up to 14 days                               684          4,392        355,743        279,325
SUBTOTAL                                         21,198        134,887     49,163,243     39,831,202
GENERIC ALLOWANCE                               (14,839)      (134,887)    (1,090,943)      (949,799)
SUBTOTAL 06/30/2004                               7,875        128,162     39,831,202              -
TOTAL                                           259,212        511,448     52,347,926     42,381,094
EXISTING ALLOWANCE                             (259,186)      (511,448)    (3,241,846)    (3,065,141)
    Minimum required allowance (3)             (181,448)      (511,448)    (2,091,846)    (2,065,141)
    Additional allowance (4)                    (77,738)             -     (1,150,000)    (1,000,000)
TOTAL 06/30/2004                                152,733        848,932     42,381,094
EXISTING ALLOWANCE 06/30/2004                  (152,718)      (848,932)    (3,065,141)
    Minimum required allowance (3)             (106,913)      (848,932)    (2,065,141)
    Additional allowance (4)                    (45,805)             -     (1,000,000)

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankruptcy process.
(2) The balance of non-accrual operations amount to R$ 1,593,107 (R$ 1,499,425 at 06/30/2004).
(3) The policy of not using the classification of level "AA" for micro, small and medium companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.
(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

III) BY BUSINESS SECTOR

                                                           06/30/2005          %         06/30/2004          %
                                                          ------------   ------------   ------------   ------------
PUBLIC SECTOR                                                1,381,259            2.6      1,305,340            3.1
     Chemical and Petrochemical                                271,760            0.5        383,789            0.9
     Generation and distribution of electric energy            880,426            1.7        817,865            1.9
     Other                                                     229,073            0.4        103,686            0.2
PRIVATE SECTOR                                              50,966,667           97.4     41,075,754           96.9
  CORPORATIONS                                              26,260,078           50.2     25,288,791           59.7
   INDUSTRY                                                 12,038,478           23.0     12,135,434           28.6
     Food and beverages                                      1,987,961            3.8      2,170,567            5.1
     Steel and metallurgy                                    1,316,967            2.5      1,447,765            3.4
     Chemical and Petrochemical                              1,694,664            3.2      2,025,924            4.8
     Electrical and electronic                                 616,535            1.2        624,425            1.5
     Paper and pulp                                            615,702            1.2        973,531            2.3
     Light and heavy vehicles                                1,011,177            1.9        299,336            0.7
     Textile and clothing                                      703,568            1.3        564,109            1.3
     Mechanics                                                 390,756            0.7        263,529            0.6
     Tobacco                                                   562,833            1.1        495,087            1.2
     Fertilizers, insecticides and crop protection             618,293            1.2        668,577            1.6
     Autoparts and accessories                                 523,955            1.0        414,829            1.0
     Construction material                                     604,954            1.2        759,973            1.8
     Pharmaceuticals                                            92,327            0.2        107,700            0.3
     Wood and furniture                                        546,608            1.0        508,665            1.2
     Tractors and agribusiness machinery                        77,242            0.1        208,394            0.5
     Other                                                     674,936            1.3        603,022            1.4
   COMMERCE                                                  3,788,193            7.2      2,831,477            6.7
     Retail                                                  3,006,591            5.7      2,151,715            5.1
     Wholesale                                                 526,548            1.0        381,727            0.9
     Other                                                     255,053            0.5        298,036            0.7
   SERVICES                                                  7,662,497           14.6      7,938,266           18.7
     Telecommunications                                      1,092,578            2.1      1,735,512            4.1
     Electrical energy generation and distribution           1,942,265            3.7      2,073,416            4.9
     Financial                                                 605,039            1.2        694,227            1.6
     Service companies                                       1,230,767            2.4      1,135,709            2.7
     Contractors and real estate agents                        656,446            1.3        437,312            1.0
     Real estate financing (company)                           190,524            0.4         87,950            0.2
     Public services concessionaires                           318,854            0.6        426,247            1.0
     Transportation                                            542,171            1.0        366,151            0.9
     Communications                                             49,194            0.1         64,376            0.2
     Other                                                   1,034,659            2.0        917,364            2.2
   PRIMARY SECTOR                                            2,410,244            4.6      2,031,482            4.8
     Mining                                                    329,232            0.6        365,972            0.9
     Farming and live stock                                  2,040,258            3.9      1,612,792            3.8
     Other                                                      40,754            0.1         52,718            0.1
   OTHER                                                       360,666            0.7        352,132            0.8
  INDIVIDUALS                                               24,706,589           47.2     15,786,963           37.3
     Credit cards                                            5,359,104           10.2      3,182,596            7.5
     Real estate financing                                   1,693,254            3.2      1,868,822            4.4
     Consumer loans/vehicles/overdraft                      17,654,231           33.7     10,735,545           25.3
TOTAL                                                       52,347,926          100.0     42,381,094          100.0

b) CREDIT CONCENTRATION

                                                   06/30/2005                    06/30/2004
LOAN, LEASING AND OTHER                    ---------------------------   ---------------------------
CREDIT OPERATIONS (*)                          RISK        % OF TOTAL        RISK        % OF TOTAL
----------------------------------------   ------------   ------------   ------------   ------------
Largest debtor                                  685,674            1.2        782,764            1.6
20 largest debtors                            7,038,720           12.0      8,277,298           17.0
50 largest debtors                           11,773,522           20.1     13,145,696           27.0
100 largest debtors                          15,770,025           26.9     17,457,896           35.8

LOAN, LEASING AND OTHER CREDIT                     06/30/2005                    06/30/2004
OPERATIONS AND SECURITIES OF COMPANIES     ---------------------------   ---------------------------
AND FINANCIAL INSTITUTIONS (*)                 RISK        % OF TOTAL        RISK        % OF TOTAL
----------------------------------------   ------------   ------------   ------------   ------------
Largest debtor                                1,002,457            1.4      1,029,985            1.7
20 largest debtors                           10,846,449           15.6     12,675,187           21.3
50 largest debtors                           18,028,292           26.0     19,622,912           33.0
100 largest debtors                          23,361,677           33.7     25,391,363           42.7

(*) The amounts include endorsements and sureties.

c) ALLOWANCE FOR LOAN LOSSES EVOLUTION

                                                01/01 to 06/30/2005   01/01 to 06/30/2004
                                                -------------------   -------------------
Opening balance                                          (3,053,555)           (3,162,967)
Balance from institutions acquired                                -                (3,480)
Net increase for the period                              (1,426,223)             (745,758)
Write-Offs (1)                                            1,237,932               847,064
Closing balance                                          (3,241,846)           (3,065,141)
    Specific allowance (2)                               (1,000,903)           (1,115,342)
    Generic allowance (3)                                (1,090,943)             (949,799)
    Additional allowance (4)                             (1,150,000)           (1,000,000)

(1) Including additional write-offs on the allowance for loan losses, for operations that management considers as having realization expectation in long-term.
(2) For operations with past due installments of over 14 days or under responsibility of bankrupted companies or in bankruptcy process.
(3) For operations not covered by the previous item due to the classification of the client or operation.
(4) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 187,514 (R$ 178,738 at 6/30/2004) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais), could be determined based only on the overdue amounts.

At June 30, 2005, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 6.2% (7.2% at 06/30/2004).

d) RECOVERY AND RENEGOTIATION OF CREDITS

I- COMPOSITION OF THE RESULT OF ALLOWANCE FOR LOAN LOSSES

                                                   01/01 TO        01/01 TO
                                                  06/30/2005      06/30/2004
                                                -------------   -------------
Net increase for the period                        (1,426,223)       (745,758)
Recoveries                                            352,257         325,727
    Renegotiation                                      93,747          56,498
    Receipt                                           258,510         269,229
Result of allowance for loan losses                (1,073,966)       (420,031)

II- RENEGOTIATED CREDITS

                                                  06/30/2005      06/30/2004
                                                -------------   -------------
Renegotiated credits                                1,136,179         929,516
Allowance for loan losses                            (468,148)       (394,424)
(%)                                                      41.2            42.4

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

                                                  06/30/2005      06/30/2004
                                                -------------   -------------
ASSETS - OTHER RECEIVABLES                         12,041,988      10,656,736
   Exchange purchase pending settlement -
   foreign currency (*)                             5,455,364       5,232,354
   Foreign currency bills exchange and term
   document - foreign currency                          3,581           1,956
   Exchange sale rights - local currency            6,699,975       5,562,848
   (-) Advances received - local currency            (116,932)       (140,422)
LIABILITIES - OTHER LIABILITIES                    12,250,638      10,765,524
   Exchange sales pending settlement -
   foreign currency                                 5,699,060       5,755,307
   Exchange purchase liabilities -
   local currency (*)                               6,548,032       5,003,560
   Other                                                3,546           6,657
MEMORANDUM ACCOUNTS                                   112,609         136,007
   Outstanding import credits -
   foreign currency                                    62,424         122,957
   Confirmed export credits - foreign
   currency                                            50,185          13,050

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7 aI).

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) SUMMARY

                                                               06/30/2005
                              ---------------------------------------------------------------------------
                                 0-30        31-180       181-365     OVER 365       TOTAL         %
                              ----------   ----------   ----------   ----------   ----------   ----------
Deposits                      32,896,761    6,140,138    2,662,476    1,995,017   43,694,392         52.7
Money market                   5,505,883      986,590    1,395,229   10,000,319   17,888,021         21.6
Funds from acceptance and
issuance of securities           306,556      330,014      176,503    4,537,076    5,350,149          6.5
Borrowings and onlendings        608,773    2,025,186    2,002,951    4,474,299    9,111,209         11.0
Securitization of foreign
payment orders                         -      255,463      239,693    1,779,572    2,274,728          2.7
Subordinated debts                     -       72,938            7    4,464,468    4,537,413          5.5
TOTAL                         39,317,973    9,810,329    6,476,859   27,250,751   82,855,912
% per maturity date                 47.5         11.8          7.8         32.9
TOTAL - 06/30/2004            38,573,224    8,380,205    6,831,477   19,351,060   73,135,966
% per maturity date                 52.7         11.5          9.3         26.5

                                    06/30/2004
                              -----------------------
                                TOTAL          %
                              ----------   ----------
Deposits                      36,041,304         49.2
Money market                  12,995,008         17.8
Funds from acceptance and
issuance of securities         3,790,868          5.2
Borrowings and onlendings     13,232,579         18.1
Securitization of foreign
payment orders                 2,034,096          2.8
Subordinated debts             5,042,111          6.9
TOTAL                         73,135,966
% per maturity date
TOTAL - 06/30/2004
% per maturity date

b) DEPOSITS

                                                                06/30/2005                                         06/30/2004
                              ---------------------------------------------------------------------------   -----------------------
                                 0-30        31-180       181-365     OVER 365       TOTAL         %           TOTAL          %
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Demand deposits               10,250,110            -            -            -   10,250,110         23.5    9,551,342         26.5
Savings accounts              18,571,447            -            -            -   18,571,447         42.4   17,801,325         49.4
Interbank                        285,855      177,603       54,325       38,513      556,296          1.3      870,340          2.4
Time deposits                  3,576,426    5,962,535    2,608,151    1,956,504   14,103,616         32.3    7,818,297         21.7
Other deposits                   212,923            -            -            -      212,923          0.5            -          0.0
TOTAL                         32,896,761    6,140,138    2,662,476    1,995,017   43,694,392                36,041,304
% per maturity date                 75.2         14.1          6.1          4.6
TOTAL - 06/30/2004            32,043,980    1,916,098    1,060,753    1,020,473   36,041,304
% per maturity date                 89.0          5.3          2.9          2.8

c) MONEY MARKET

                                                                06/30/2005                                         06/30/2004
                              ---------------------------------------------------------------------------   -----------------------
                                 0-30        31-180       181-365     OVER 365       TOTAL         %           TOTAL          %
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Own portfolio                  2,273,215      986,590    1,395,229   10,000,319   14,655,353         81.9    8,919,750         68.6
  Public securities              121,856       16,252          809            -      138,917          0.8      807,315          6.2
  Private securities              21,695       26,687       85,106            -      133,488          0.7            -            -
  Own issue                    1,063,067      930,465    1,279,667    9,269,136   12,542,335         70.1    7,627,724         58.7
  Foreign                      1,066,597       13,186       29,647      731,183    1,840,613         10.3      484,711          3.7
Third-party portfolio          3,232,668            -            -            -    3,232,668         18.1    1,723,423         13.3
Free portfolio                         -            -            -            -            -            -    2,351,835         18.1
TOTAL                          5,505,883      986,590    1,395,229   10,000,319   17,888,021                12,995,008
% per maturity date                 30.8          5.5          7.8         55.9
TOTAL - 06/30/2004             4,891,696    2,723,148    1,558,211    3,821,953   12,995,008
% per maturity date                 37.6         21.0         12.0         29.4

d) FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES

                                                                06/30/2005
                              ---------------------------------------------------------------------------
                                 0-30        31-180       181-365     OVER 365      TOTAL          %
                              ----------   ----------   ----------   ----------   ----------   ----------
MORTGAGE NOTES                         -            -            -            -            -            -
DEBENTURES                             -      101,915            -    1,350,000    1,451,915         27.1
FOREIGN BORROWING IN
 SECURITIES                      306,556      228,099      176,503    3,187,076    3,898,234         72.9
  Trade Related -
  Issued overseas -
  Bankers Acceptance                   -       23,349            -            -       23,349          0.4
                              ----------   ----------   ----------   ----------   ----------   ----------
  Non-Trade Related              306,556      204,750      176,503    3,187,076    3,874,885         72.5
                              ----------   ----------   ----------   ----------   ----------   ----------
    Issued in Brazil -
    Fixed Rate Notes               2,670        1,651            -      470,980      475,301          8.9
    Issued overseas              303,886      203,099      176,503    2,716,096    3,399,584         63.6
      Brazil Risk Note
      Programme                   13,684      166,009      141,072      603,298      924,063         17.3
      Euro CD                          -       18,659          586            -       19,245          0.4
      Euro Medium Term
      Note Programme             233,417            -            -       16,553      249,970          4.7
      Euronotes                        -        5,240            -      258,448      263,688          4.9
      Fixed Rate Notes            25,202       13,191       34,845    1,837,797    1,911,035         35.7
      Note Programme              31,583            -            -            -       31,583          0.6
TOTAL                            306,556      330,014      176,503    4,537,076    5,350,149
% per maturity date                  5.7          6.2          3.3         84.8
TOTAL - 06/30/2004                69,438      619,376      918,936    2,183,118    3,790,868
% per maturity date                  1.8         16.3         24.2         57.6

                                    06/30/2004
                              -----------------------
                                 TOTAL         %
                              ----------   ----------
MORTGAGE NOTES                    82,479          2.1
DEBENTURES                       999,324         26.3
FOREIGN BORROWING IN
SECURITIES                     2,709,065         71.6
  Trade Related -
  Issued overseas -
  Bankers Acceptance              30,866          0.8
                              ----------   ----------
  Non-Trade Related            2,678,199         70.8
                              ----------   ----------
    Issued in Brazil -
    Fixed Rate Notes             339,607          9.0
    Issued overseas            2,338,592         61.8
      Brazil Risk Note
      Programme                  123,406          3.3
      Euro CD                    136,060          3.6
      Euro Medium Term
      Note Programme             428,433         11.3
      Euronotes                  597,106         15.8
      Fixed Rate Notes         1,013,312         26.7
      Note Programme              40,275          1.1
TOTAL                          3,790,868
% per maturity date
TOTAL - 06/30/2004
% per maturity date

e) BORROWINGS AND ONLENDINGS

                                                              06/30/2005                                          06/30/2004
                              ---------------------------------------------------------------------------   -----------------------
                                 0-30        31-180       181-365     OVER 365       TOTAL         %           TOTAL         %
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BORROWINGS                       482,704    1,833,068    1,094,244    1,750,875    5,160,891         56.7    8,974,796         67.8
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Local                           60,004      158,942          612        5,824      225,382          2.5      224,628          1.7
  Foreign (*)                    422,700    1,674,126    1,093,632    1,745,051    4,935,509         54.2    8,750,168         66.1
ONLENDINGS                       126,069      192,118      908,707    2,723,424    3,950,318         43.3    4,257,783         32.2
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Local onlendings -
  official institutions          103,620      192,118      908,707    2,723,424    3,927,869         43.1    4,225,753         32.0
    BNDES                         71,736      110,667      473,200    1,851,919    2,507,522         27.5    2,803,663         21.2
    FINAME                        28,219       47,471      403,948      841,764    1,321,402         14.5    1,333,815         10.1
    Other                          3,665       33,980       31,559       29,741       98,945          1.1       88,275          0.7
  Interbank                       22,449            -            -            -       22,449          0.2       32,030          0.2
TOTAL                            608,773    2,025,186    2,002,951    4,474,299    9,111,209                13,232,579
% per maturity date                  6.7         22.2         22.0         49.1
TOTAL - 06/30/2004             1,568,110    2,912,815    2,995,962    5,755,692   13,232,579
% per maturity date                 11.9         22.0         22.6         43.5

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

f) SECURITIZATION OF FOREIGN PAYMENT ORDERS

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

                                                               06/30/2005
                                           -------------------------------------------------
                                             31-180       181-365      OVER 365     TOTAL
                                           ----------   ----------   ----------   ----------
Securitization of foreign payment orders      255,463      239,693    1,779,572    2,274,728
% per maturity date                              11.3         10.5         78.2
TOTAL - 06/30/2004                            138,231      297,606    1,598,259    2,034,096
% per maturity date                               6.8         14.6         78.6

g) SUBORDINATED DEBT

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

                                                          06/30/2005                            06/30/2004
                                      -------------------------------------------------   -----------------------
                                        31-180      OVER 365       TOTAL         %           TOTAL          %
                                      ----------   ----------   ----------   ----------   ----------   ----------
CDB (1)                                    3,187    1,863,181    1,866,368         41.1    1,713,936         34.0
Debentures (2)                            33,744      600,000      633,744         14.0      627,004         12.4
Euronotes (3)                             25,138    1,077,411    1,102,549         24.3    1,472,251         29.2
Redeemable preferred shares (4)           10,876      923,876      934,752         20.6    1,228,920         24.4
TOTAL                                     72,945    4,464,468    4,537,413                 5,042,111
% per maturity date                          1.6         98.4
TOTAL - 06/30/2004                        70,546    4,971,565    5,042,111
% per maturity date                          1.4         98.6

(1) Bank Deposit Certificates:
- issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;
- issued on 02/26/2003, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.
(2) Non-convertible debentures:
- issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.
(3) Euronotes:
- issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
- issued on 08/13/2001, in the amount of (Y) 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
- issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.
(4) Redeemable preferred shares:
- issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity date on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) COMPOSITION OF THE TECHNICAL PROVISIONS

                                                    06/30/2005   06/30/2004
                                                    ----------   ----------
Insurance                                            1,150,435    1,037,566
    Unearned premiums                                  623,219      543,138
    Unsettled claims                                   319,644      334,285
    IBNR                                               164,816      135,239
    Premium deficiency - Health (1)                     24,375       10,363
    Premium deficiency - Others                          7,054            -
    Mathematical reserve - Insurance                    10,482       14,541
    Redemption and other unregularized amounts             845            -
Life insurance and pension plan                     10,273,497    7,253,790
    Unearned premiums                                  224,340      197,736
    Unsettled claims                                    33,188       29,103
    IBNR                                                44,028       39,749
    Mathematical reserve - benefits to be granted    9,528,639    6,682,187
    Mathematical reserve - benefits granted             84,501       52,833
    Financial surplus                                  195,406      148,264
    Financial fluctuation                               87,000       74,204
    Risk fluctuation                                    15,675        7,854
    Contribution deficiency (2)                         40,587       10,876
    Redemption and other unregularized amounts          11,255        7,937
    Premium deficiency                                   6,685        1,516
    Unexpired risks                                      1,286        1,173
    Unsettled benefits                                     880          358
    Administrative                                          27            -
Capitalization                                       1,082,289      975,999
    Mathematical reserve for redemptions               985,284      878,024
    Contingencies                                       77,095       85,826
    Prizes                                              19,910       12,149
TOTAL                                               12,506,221    9,267,355

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes of a provision for risk coverage for the next 12 months.
In compliance with North American accounting standards, the provision was conservatively estimated and supplemented to R$ 549,000 in the financial statements filed with the SEC (Securities and Exchange Commission), enough to cover eventual deficits until the termination of the plans in 2099. To maintain the economic and financial balance of health care plans, approval was requested from ANS (National Health Agency) for price adjustments, which authorization is pending. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.
Existing accounting differences between the local and North American accounting practices are substantially compensated for purposes of covering the estimated values.
(2) Recorded based on actuarial evaluation aiming at supplying future settlement of obligations.

b) GUARANTOR RESOURCES OF TECHNICAL PROVISION - SUSEP

                                                                                  LIFE INSURANCE
                                                           INSURANCE             AND PENSION PLAN
                                                    -----------------------   -----------------------
                                                    06/30/2005   06/30/2004   06/30/2005   06/30/2004
                                                    ----------   ----------   ----------   ----------
Short-term interbank deposits - Money market            30,079      233,828       74,892      113,815
Securities and derivative financial instruments        902,192      634,309   10,039,342    7,024,992
  PGBL/VGBL fund quotas (1)                                  -            -    8,274,354    5,499,269
  Other securities                                     902,192      634,309    1,764,988    1,525,723
    Public                                             234,343      157,761      985,494    1,040,364
    Private                                            667,849      476,548      779,494      485,359
Credit rights (2)                                      235,249      210,470      177,479      159,656
Properties                                                   -       41,800            -            -
TOTAL                                                1,167,520    1,120,407   10,291,713    7,298,463

                                                         CAPITALIZATION                TOTAL
                                                    -----------------------   -----------------------
                                                    06/30/2005   06/30/2004   06/30/2005   06/30/2004
                                                    ----------   ----------   ----------   ----------
Short-term interbank deposits - Money market           154,747      413,704      259,718      761,347
Securities and derivative financial instruments        943,907      603,087   11,885,441    8,262,388
  PGBL/VGBL fund quotas (1)                                  -            -    8,274,354    5,499,269
  Other securities                                     943,907      603,087    3,611,087    2,763,119
    Public                                             120,140      116,861    1,339,977    1,314,986
    Private                                            823,767      486,226    2,271,110    2,448,133
Credit rights (2)                                            -            -      412,728      370,126
Properties                                                   -            -            -       41,800
TOTAL                                                1,098,654    1,016,791   12,557,887    9,435,661

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks are from customer's responsibility; are recorded as securities, as determined by SUSEP, as a contra entry to liabilities in the Pension Plan Technical Provisions account.
(2) Recorded under Other receivables - Insurance premiums receivable.

c) RESULT OF OPERATIONS

                                                                                   LIFE INSURANCE
                                                           INSURANCE              AND PENSION PLAN
                                                    -----------------------   -----------------------
                                                     01/01 TO     01/01 TO     01/01 TO     01/01 TO
                                                    06/30/2005   06/30/2004   06/30/2005   06/30/2004
                                                    ----------   ----------   ----------   ----------
Premiums and contributions                             879,725      789,204    1,767,213    1,853,223
Changes in technical provisions                        (19,445)     (22,894)    (778,904)  (1,123,515)
Expenses with claims                                  (549,645)    (490,694)     (59,048)     (47,023)
Selling expenses                                      (160,109)    (134,719)     (12,269)     (12,047)
Expenses with benefits and redemptions                       -            -     (781,505)    (540,794)
Other income and expenses                               28,816       30,283       (1,025)      (2,188)
Result of Insurance, Life Insurance and
Pension Plan and Capitalization Operations             179,342      171,180      134,462      127,656

                                                         CAPITALIZATION                TOTAL
                                                    -----------------------   -----------------------
                                                     01/01 TO     01/01 TO     01/01 TO     01/01 TO
                                                    06/30/2005   06/30/2004   06/30/2005   06/30/2004
                                                    ----------   ----------   ----------   ----------
Premiums and contributions                             408,292      430,130    3,055,230    3,072,557
Changes in technical provisions                       (322,157)    (331,498)  (1,120,506)  (1,477,907)
Expenses with claims                                         -            -     (608,693)    (537,717)
Selling expenses                                             -            -     (172,378)    (146,766)
Expenses with benefits and redemptions                       -            -     (781,505)    (540,794)
Other income and expenses                               (2,309)           -       25,482       28,095
Result of Insurance, Life Insurance and
Pension Plan and Capitalization Operations              83,826       98,632      397,630      397,468

NOTE 11 - PROVISIONS AND CONTINGENT LIABILITIES

ITAU HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights based on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 minimum wages.

The table below shows the changes in and the related provisions for contingencies:

                                                                                                          01/01 TO
                                                                 01/01 TO 06/30/2005                     06/30/2004
                                                -----------------------------------------------------   -----------
                                                   LABOR         CIVIL         OTHER         TOTAL         TOTAL
                                                -----------   -----------   -----------   -----------   -----------
Opening balance                                   1,042,625       727,597       233,991     2,004,213     1,787,584
Foreign exchange differences                              -             -        (6,064)       (6,064)        5,398
Net change reflected in Results (1)                 162,580       183,060        16,963       362,603       390,708
Payments                                           (206,065)      (38,214)      (23,305)     (267,584)     (188,874)
Closing balance (2)                                 999,140       872,443       221,585     2,093,168     1,994,816
Escrow deposits at 03/31/2005 (3)                   531,417       181,148             -       712,565       594,155

(1)  Note 12d and g; (2) Note 12b; (3) Note 12a.

The Provisions for Tax and Social Security Contingencies and the related judicial escrow deposits are shown in Note 14d III and 14c.

ITAU HOLDING and its subsidiaries, based on the opinion of legal consultants, are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations.

NOTE 12 - OTHER ACCOUNTS

a) OTHER SUNDRY RECEIVABLES

                                                                           06/30/2005       06/30/2004
                                                                         --------------   --------------
Tax credits (1)                                                               3,932,177        3,555,221
Social contribution to be offset (1)                                          1,262,332        1,333,292
Taxes and contributions to offset                                               649,252          703,419
Escrow deposits in guarantee for provisions for
contingent liabilities                                                        2,296,907        2,199,699
                                                                         --------------   --------------
    Tax and social security appeals (2)                                       1,584,342        1,605,544
    Labor appeals (3)                                                           531,417          466,678
    Civil appeals (3)                                                           181,148          127,477
Deposits in guarantee for foreign fund raising program                          440,511          430,912
Sundry domestic debtors                                                         262,204          215,752
Sundry foreign debtors                                                          140,339          103,058
Options for tax incentives                                                       76,922           59,069
Recoverable payments                                                             64,023           29,923
Salary advances                                                                  75,882           72,569
Amounts receivable from related companies                                        40,111           36,383
Other                                                                           317,203          176,993
Total                                                                         9,557,863        8,916,290

(1) Note 14b; (2) Note 14c I; (3) Note 11.

For ITAU HOLDING, Other Sundry Receivables are basically composed of Taxes and contributions to offset R$ 43,318 (R$ 22,889 at 06/30/2004) and Tax credits R$ 169,712 (R$ 138,481 at 06/30/2004), basically represented by Provision for interest on own capital, whose realization is scheduled for this year.

b) OTHER SUNDRY LIABILITIES

                                                                           06/30/2005       06/30/2004
                                                                         --------------   --------------
Provisions for contingent liabilities (1)                                     2,093,168        1,994,816
                                                                         --------------   --------------
    Labor liabilities                                                           999,140        1,059,415
    Civil lawsuits                                                              872,443          655,990
    Other                                                                       221,585          279,411
Provision for personnel                                                         426,834          347,709
Provision for sundry payments                                                   565,362          507,623
Liabilities for official agreements and rendering of payment services           151,887          101,852
Sundry creditors - local                                                        355,303          311,677
Sundry creditors - foreign                                                      117,068          159,509
Agreement for rendering of services AOLA (2)                                    151,025          231,332
Liabilities for purchase of assets and rights                                    95,036           82,591
Related to insurance companies                                                  201,002          189,831
Provision for corporate restructuring (3)                                        75,000                -
Provision to cover actuarial deficit (4)                                         27,051           27,426
Amounts payable to related companies                                             86,003           74,386
Creditors for resources to be released                                           30,289           25,892
Funds from consortia members                                                     75,977           61,596
Other                                                                            10,300            8,258
Total                                                                         4,461,305        4,124,498

(1) Note 11; (2) Note 21; (3) Note 13; (4) Note 20c;

For ITAU HOLDING, Other Sundry Liabilities are basically composed of Amounts payable for purchase of investments R$ 133,485.

c) BANKING SERVICES FEES

                                                                              01/01 TO         01/01 TO
                                                                             06/30//2005      06/30//2004
                                                                           --------------   --------------
Funds management                                                                  812,933          677,578
----------------                                                           --------------   --------------
    Funds management fees                                                         786,660          642,140
    Income from management of consortium                                           26,273           35,438
Current account services                                                          703,158          600,940
------------------------                                                   --------------   --------------
Credit cards                                                                      895,463          509,267
------------                                                               --------------   --------------
    Annual fees                                                                   220,510          170,955
    Other services                                                                674,953          338,312
       Branches relationship                                                      462,576          302,142
       Services rendered by Orbitall                                              212,377           36,170
Credit operations and guarantees provided                                         567,622          414,820
-----------------------------------------                                  --------------   --------------
    Credit operations                                                             520,688          363,469
    Guarantees provided                                                            46,934           51,351
Collection services                                                               402,279          384,887
-------------------                                                        --------------   --------------
    Collection fees                                                               192,318          177,614
    Collection services                                                           110,907          109,636
    Interbank charges (securities, checks and wire)                                99,054           97,637
Other                                                                             263,841          270,905
-----                                                                      --------------   --------------
    Income from consultation to Serasa                                             82,108           66,424
    Income from brokerage                                                          53,850           42,346
    Income from custody services and management of portfolio                       28,375           20,049
    Foreign exchange services                                                      19,899           15,532
    Other services                                                                 79,609          126,554
Total                                                                           3,645,296        2,858,397

d) PERSONNEL EXPENSES

                                                                              01/01 TO         01/01 TO
                                                                             06/30/2005       06/30/2004
                                                                           --------------   --------------
Remuneration                                                                    1,056,116          889,933
Charges                                                                           325,609          273,026
Social benefits                                                                   286,282          235,198
Training                                                                           25,530           21,971
Subtotal                                                                        1,693,537        1,420,128
Employee resignation and labor claims                                             232,556          144,588
Total                                                                           1,926,093        1,564,716

e) OTHER ADMINISTRATIVE EXPENSES

                                                                              01/01 TO         01/01 TO
                                                                             06/30/2005       06/30/2004
                                                                           --------------   --------------
Data processing and telecommunication                                             558,144          527,786
Depreciation and amortization                                                     295,729          276,252
Facilities                                                                        300,874          264,527
Third-party services                                                              391,126          296,663
Financial system services                                                         172,029          158,045
Advertising, promotions and publications                                          146,298          128,476
Transportation                                                                     92,044           90,475
Materials                                                                          68,873           66,564
Security                                                                           66,230           62,055
Legal                                                                              40,425           32,001
Travel expenses                                                                    20,980           19,237
Other                                                                             105,501          108,119
Total                                                                           2,258,253        2,030,200

f) OTHER OPERATING INCOME

                                                                              01/01 TO         01/01 TO
                                                                             06/30/2005       06/30/2004
                                                                           --------------   --------------
Reversal of operating provisions                                                   25,009           23,394
Equity result in subsidiaries, not derived from net income                         19,074           12,404
Recovery of charges and expenses                                                   50,889           39,061
Net exchange variation on assets and liabilities of overseas companies             34,973                -
Other                                                                              87,369           70,558
Total                                                                             217,314          145,417

g) OTHER OPERATING EXPENSES

                                                                            01/01 TO         01/01 TO
                                                                           06/30/2005       06/30/2004
                                                                         --------------   --------------
Provision for contingencies                                                     236,144          367,817
                                                                         --------------   --------------
    Tax social security                                                          26,787           74,654
    Civil claims (1)                                                            183,060          220,919
    Other                                                                        26,297           72,244
Sales - Credits cards                                                           124,320           98,094
Claims                                                                           74,649           39,500
Net exchange variation on assets and liabilities of overseas companies                -            7,013
Other                                                                           109,003          155,575
Total                                                                           544,116          667,999

(1) Note 11.

NOTE 13 - EXTRAORDINARY RESULT

In order to allow the adequate analysis of the financial statements for the period, the following amounts were recorded in Extraordinary Result, net of the corresponding taxes:

Amortization of investments goodwill                               (160,245)
    Related to agreements and partnerships (Note 1)                (200,000)
    BPI - SIC (Sociedade Independente de Comunicacao S.A.)           39,755
Provision for corporate restructuring (2)                           (75,000)
Tax effects                                                          43,500
Total                                                              (191,745)

(1) Note 1;
(2) Refers to operating expenses on New Agreement for Credicard Management (disclosed in Significant Event by ITAU HOLDING at 02/01/2005) and other corporate restructuring occurred in the Group.

NOTE 14 - TAXES

a) COMPOSITION OF EXPENSES WITH TAXES AND CONTRIBUTIONS

I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

                                                                              01/01 TO         01/01 TO
                    DUE ON OPERATIONS FOR THE PERIOD                         06/30/2005       06/30/2004
------------------------------------------------------------------------   --------------   --------------
Income before income tax and social contribution                                4,265,189        2,994,762
Charges (Income Tax and Social Contribution) at the rates of 25%
and 9% (*) respectively                                                        (1,450,164)      (1,018,219)
Increase/Decrease to Income Tax and Social Contribution charges arising from:
Permanent (Inclusions) Exclusions                                                    (204)         361,210
   Investments in affiliates                                                       (8,934)          31,283
   Foreign exchange variation of overseas investments                            (290,291)         146,488
   Interest on own capital                                                        239,437          180,810
   Non-deductible provisions and other                                             59,584            2,629
Temporary (Inclusions) Exclusions                                                 (84,160)        (231,684)
   Allowance for loan losses                                                     (192,908)             515
   Excess (Insufficiency) of Depreciation                                         263,922           23,658
   Adjustment to market value of trading securities and derivative                 34,400          (13,125)
   financial instruments
   Civil, tax and other contingencies provisions                                 (189,574)        (242,732)
(Increase) Offset on tax losses/Negative social contribution basis                (17,776)          22,192
Expenses with Income Tax and Social Contribution                               (1,552,304)        (866,501)
                    Related to Temporary Differences
   Increase (reversal) for the period                                              92,579          111,378
   Prior periods increase (reversal)                                               18,759         (146,012)
Income (expenses) of deferred taxes                                               111,338          (34,634)
Total income tax and social contribution                                       (1,440,966)        (901,135)

For ITAU HOLDING, amounts receivable from temporary differences related to income tax and social contribution are basically represented by inclusion of provision for interest on own capital.

II) Composition of tax expenses:

                                                                            01/01 TO         01/01 TO
                                                                           06/30/2005       06/30/2004
                                                                         --------------   --------------
   PIS AND COFINS                                                              (640,755)        (455,510)
   ISS                                                                         (130,277)         (87,652)
   Tax on Bank Account Outflows                                                (155,198)         (73,151)
   Other                                                                        (37,657)         (38,730)
Total (*)                                                                      (963,887)        (655,043)

(*) According to Note 4 I.

For ITAU HOLDING, tax expenses are basically composed of PIS and COFINS in the amount of R$ 24,101 (R$ 8,832 from 01/01 to 06/30/2004) and Tax on Bank Account Outflows in the amount of R$ 4,070 (R$ 2,920 from 01/01 to 06/30/2004).

III - Tax Effects on Exchange Management of Overseas Investments

In order to minimize the effects on income in connection with the exchange variation of overseas investments, net of respective tax effects, ITAU HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in
Note 22d.

Results of these transactions are computed on calculation bases of income tax and social contribution, PIS and COFINS, according to their nature; the exchange variation of overseas investments, however, is not included in referred bases, pursuant to tax legislation in force.

For the period ended 06/30/05, these transactions gave rise to tax positive results due to the appreciation of real in relation to US Dollar and Euro, which accounted for the high expenses related to income tax and social contribution, PIS and COFINS.

b) TAX CREDITS

I) The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

                                                         PROVISIONS                          TAX CREDITS
                                                ---------------------------   ------------------------------------------
                                                                                             REALIZATION/
                                                 12/31/2004     06/30/2005     12/31/2004      REVERSAL        SET UP
                                                ------------   ------------   ------------   ------------   ------------
Reflected in results                                                             3,326,149       (803,646)     1,409,674
------------------                                                            ------------   ------------   ------------
Related to tax losses and negative social
-----------------------------------------
contribution basis                                                                 644,906       (161,053)       245,932
------------------                                                            ------------   ------------   ------------
Related to disbursed provisions                                                  1,199,670       (318,894)       444,434
-------------------------------                                               ------------   ------------    -----------
  Allowance for loan losses                                                        786,627       (274,937)       417,776
  Allowance for real estate                                                         41,150         (8,760)           625
  Other                                                                            371,893        (35,197)        26,033
Related to non-disbursed provisions (2)            5,262,550      6,454,631      1,481,573       (323,699)       719,308
---------------------------------------         ------------   ------------   ------------   ------------    -----------
  Related to the operation                         3,862,550      4,904,631      1,153,433       (323,699)       666,110
  ------------------------                      ------------   ------------   ------------   ------------    -----------
    Interest on own capital                          415,707        756,189        134,151       (134,151)       249,915
    Tax and social security contingencies          1,242,752      1,409,342        320,636            (20)        50,094
    Labor contingencies                              903,732        874,452        279,625        (70,583)        62,432
    Civil Lawsuits                                   675,953        823,087        217,745        (18,693)        71,236
    Other                                            624,406      1,041,561        201,276       (100,252)       232,433
  Related to provisions in excess in relation
  -------------------------------------------
  to the minimum required not disbursed            1,400,000      1,550,000        328,140              -         53,198
  -------------------------------------         ------------   ------------   ------------   ------------    -----------
    Allowance for loan losses                      1,000,000      1,150,000        328,140              -         53,198
    Adjustment to market value of trading
    securities and derivative financial
    instruments (assets and liabilities) (1)         400,000        400,000              -              -              -
Total                                              5,262,550      6,454,631      3,326,149       (803,646)     1,409,674
Social Contribution to Offset arising
from Option foreseen in article 8th of
Provisional Measure 2158-35, of August 24, 2001.                                 1,277,434        (15,102)             -

                                                                                     TAX CREDITS
                                                                           -------------------------------
                                                                             06/30/2005       06/30/2004
                                                                           --------------   --------------
Reflected in results                                                            3,932,177        3,555,221
                                                                           --------------   --------------
Related to tax losses and negative social contribution basis                      729,785          778,615
------------------------------------------------------------               --------------   --------------
Related to disbursed provisions                                                 1,325,210        1,268,669
-------------------------------                                            --------------   --------------
    Allowance for loan losses                                                     929,466          886,752
    Allowance for real estate                                                      33,015           47,349
    Other                                                                         362,729          334,568
Related to non-disbursed provisions (2)                                         1,877,182        1,507,937
---------------------------------------                                    --------------   --------------
    Related to the operation                                                    1,495,844        1,174,550
    ------------------------                                               --------------   --------------
      Interest on own capital                                                     249,915          145,748
      Tax and social security contingencies                                       370,710          307,650
      Labor contingencies                                                         271,474          301,562
      Civil Lawsuits                                                              270,288          212,014
      Other                                                                       333,457          207,576
    Related to provisions in excess in relation to the
    --------------------------------------------------
    minimum required not disbursed                                                381,338          333,387
    ------------------------------                                         --------------   --------------
      Allowance for loan losses                                                   381,338          333,387
      Adjustment to market value of trading securities and derivative
      financial instruments (assets and liabilities) (1)                               -                 -
Total                                                                           3,932,177        3,555,221
Social Contribution to Offset arising from Option foreseen in article
8th of Provisional Measure 2158-35, of August 24, 2001.                         1,262,332        1,333,292

(1) Note 2b.
(2) From a financial point of view, rather than recording the provision of R$ 6,454,631 (R$ 5,262,550 at 12/31/2004) and Tax Credits of R$ 1,877,182 (R$
1,481,573 at 12/31/2004), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 2,054,995 (R$ 1,844,576 at 12/31/2004).

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01, existing at June 30, 2005, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

                                        TAX CREDITS
                    ---------------------------------------------------        SOCIAL
                       TEMPORARY        TAX LOSS AND                      CONTRIBUTION TO
REALIZATION YEAR      DIFFERENCES      NEGATIVE BASIS        TOTAL             OFFSET
-----------------   ---------------   ---------------   ---------------   ---------------
 2005                     1,308,440            54,573         1,363,013            22,441
 2006                       730,908           515,929         1,246,837           183,025
 2007                       453,208           159,283           612,491           223,987
 2008                       294,343                 -           294,343           254,787
 2009                       104,604                 -           104,604           279,537
 after 2009                 310,889                 -           310,889           298,555
 Total                    3,202,392           729,785         3,932,177         1,262,332
 Present Value (*)        2,893,575           665,794         3,559,369         1,050,322

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indications of future net income.

III) Unrecorded tax credits amount to R$ 334,499 (R$ 433,097 at 06/30/2004).

For ITAU HOLDING, unrecorded tax credits amount to R$ 7,189.

c) JUDICIAL ESCROW DEPOSITS FOR INTERPOSITION OF TAX AND SOCIAL SECURITY
RESOURCES

I) Change in Deposits for Interposition of Tax and Social Security Resources

                                        01/01 TO
                                      06/30/2005
                                    ---------------
Opening balance                           1,404,357
Appropriation of income                       3,527
Change in the period                        176,458
                                    ---------------
  Deposited                                 198,870
  Calculations                              (17,169)
  Conversion into income                     (5,243)
Closing balance                           1,584,342

II) Permanent Assets in the amount of R$ 405,729, represented basically by Property for own use, are pledged in guarantee of voluntary resources (article 32 of Law 10,522/02).

d) TAXES AND SOCIAL SECURITY CONTRIBUTIONS

I) The balance of Taxes and Social Security Contributions is represented as follows:

                                                                             06/30/2005       06/30/2004
                                                                           --------------   --------------
Taxes and contributions on income payable                                         951,433          350,362
Taxes and contributions payable                                                   211,061          319,571
Provision for deferred income tax and social contribution                         963,349          389,679
Provision for tax and social security contingencies                             2,676,988        2,265,508
Total                                                                           4,802,831        3,325,120

II) Change in Provision for Deferred Income Tax and Social Contribution

                                                                      REALIZATION /
                                                       12/31//2004       REVERSAL         SET UP       06/30/2005     06/30/2004
                                                      ------------    -------------    ------------   ------------   ------------
Reflected in income and expense accounts                   472,104          (23,342)        413,771        862,533        333,273
   Depreciation in excess - Leasing                        350,336           (8,529)        271,279        613,086        249,814
   Taxation on results abroad - Capital Gains               67,039          (14,329)              -         52,710         70,293
   Adjustment from operations in futures market                  -                -         123,407        123,407              -
   Revaluation reserve                                       8,680             (170)              -          8,510          8,929
   Other                                                    46,049             (314)         19,085         64,820          4,237
Reflected in stockholders' equity accounts -
Adjustment to market value of securities
available for sale (1)                                     146,980          (46,164)              -        100,816         56,406
Total                                                      619,084          (69,506)        413,771        963,349        389,679

(1) Note 2b.

III) Change in Provision for Tax and Social Security Contingencies

                                                                              01/01 TO         01/01 TO
                                                                             06/30/2005       06/30/2004
                                                                           --------------   --------------
Opening balance                                                                 2,482,474        2,063,685
Change in the period reflected in results                                         196,861          201,823
                                                                           --------------   --------------
  Charges on taxes                                                                 60,207           54,769
  Net recognition                                                                 143,761          147,054
  Write-offs through reversal                                                      (7,107)               -
Payments                                                                           (2,347)               -
Closing balance                                                                 2,676,988        2,265,508

e) TAXES PAID OR PROVIDED FOR AND WITHHELD FROM CLIENTS

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

                                                                              01/01 TO         01/01 TO
                                                                             06/30/2005       06/30/2004
                                                                           --------------   --------------
Taxes paid or provided for                                                      2,992,037        1,920,600
Taxes withheld and collected from clients                                       3,163,279        2,662,669
Total                                                                           6,155,316        4,583,269

NOTA 15 - PERMANENT ASSETS

a) INVESTMENTS

I) CHANGE IN RELEVANT INVESTMENTS - ITAU HOLDING

                                                                                          EQUITY IN
                                                                              DIVIDENDS      THE
                                                                                AND       RESULTS OF    PRIOR YEARS'
                                              BALANCES AT  SUBSCRIPTIONS /   INTEREST ON  SUBSIDIARY     ADJUSTMENTS
             COMPANIES                        12/31/2004    ACQUISITIONS     OWN CAPITAL   COMPANIES         (d)
-----------------------------------          ------------  ---------------  ------------  ----------    ------------
Banco Itau S.A.                                 7,985,081           46,206      (692,674)  1,329,263         (86,943)
Banco Itau BBA S.A.                             2,892,467                -       (41,642)    378,953(c)            -
Itaucard Financeira S.A. Credito,
Financ.e Investimento                  (a)(b)   2,303,992                -      (435,048)    382,078               -
Itau Seguros S.A.                        (b)    1,054,106                -             -     268,632               -
Itau BBA Participacoes S.A.                       769,449                -       (21,333)    117,955               -
Itau Corretora de Valores S.A.           (b)       65,138                -             -      21,113               -
GRAND TOTAL                                    15,070,233           46,206    (1,190,697)  2,497,994         (86,943)

                                                                                                    EQUITY IN THE
                                            ADJUSTMENT TO                                             RESULTS OF
                                              MARKETABLE                                              SUBSIDIARY
                                            SECURITIES OF                                           COMPANIES FROM
                                              SUBSIDIARY        BALANCES AT        BALANCES AT         01/01 TO
             COMPANIES                        COMPANIES          06/30/2005         06/30/2004        06/30/2004
----------------------------------------   ---------------    ---------------    ---------------   ---------------
Banco Itau S.A.                                   (132,056)         8,448,877          6,696,505           736,739
Banco Itau BBA S.A.                                (20,456)         3,209,322(c)       2,404,957           131,594
Itaucard Financeira S.A. Credito,
Financ.e Investimento                                 (217)         2,250,805          1,786,762           518,090
Itau Seguros S.A.                                     (213)         1,322,525            967,161           245,295
Itau BBA Participacoes S.A.                         (5,835)           860,236            690,089            38,781
Itau Corretora de Valores S.A.                         (12)            86,239             58,986            23,126
GRAND TOTAL                                       (158,789)        16,178,004         12,604,460         1,693,625

(a) Interest on own capital and Dividends are recorded under Income receivable in the amount of R$ 435,048;
(b) The investment and the equity in the results of subsidiary companies reflect the different interest in preferred shares, profit sharing and dividends;
(c) Includes adjustments related to guarantees on acquisition of interest;
(d) Note 16c.

                                                                                       NUMBER OF SHARES OWNED BY ITAU
                                                                     ADJUSTED NET                  HOLDING
                                                   ADJUSTED NET   INCOME (LOSS) FOR   ---------------------------------
             COMPANIES                  CAPITAL       EQUITY          THE PERIOD           COMMON          PREFERRED
-----------------------------------   ----------   ------------   -----------------   ---------------   ---------------
Banco Itau S.A.                        5,547,163      8,460,985           1,287,759        64,263,705                 -
Banco Itau BBA S.A.                    2,755,795      4,072,193             551,449         2,527,397         5,157,954
Itaucard Financeira S.A. Credito,
Financ.e Investimentos                 4,525,000      7,489,146             677,775                 -     1,277,933,118
Itau Seguros S.A.                      1,281,500      2,877,011             296,831                 -         4,845,954
Itau BBA Participacoes S.A.              744,119      1,032,282             141,546            99,986           399,950
Itau Corretora de Valores S.A.           180,100        283,460              23,153                 -           758,039

                                               HOLDING IN
                                             VOTING CAPITAL     HOLDING IN
             COMPANIES                             (%)          CAPITAL (%)
------------------------------------------   --------------   --------------
Banco Itau S.A.                                      100.00           100.00
Banco Itau BBA S.A.                                   49.00            74.50
Itaucard Financeira S.A. Credito,
Financ. e Investimentos                                   -             1.62
Itau Seguros S.A.                                         -             5.00
Itau BBA Participacoes S.A.                           50.00            83.33
Itau Corretora de Valores S.A.                            -             5.00

II) COMPOSITION OF INVESTMENTS

                                               06/30/2005       06/30/2004
                                             --------------   --------------
Share of equity in affiliates - local               118,215          121,831
   AGF Brasil Seguros S.A.                          118,215          121,831
Share of equity in affiliates - foreign             449,793          722,874
   BPI - SGPS S.A. (BPI) (1)                        447,608          720,375
   Other                                              2,185            2,499
Other investments                                   260,600          257,129
   Investments by tax incentives                    107,093          121,239
   Equity securities                                 45,849           38,822
   Shares and quotas                                 24,945           26,231
   Other                                             82,713           70,837
Provision for losses                               (101,996)        (119,339)
TOTAL                                               726,612          982,495

(1) Reflects the adjustment mentioned in Note 16c.

III) COMPOSITION OF THE RESULT OF SHARE OF EQUITY IN AFFILIATES

                                                01/01 TO         01/01 TO
                                               06/30/2005       06/30/2004
                                             --------------   --------------
Share of equity in affiliates - local                 6,186            6,105
Share of equity in affiliates - foreign             (32,462)          85,904
  Exchange variation in investments                (140,882)          27,752
  Equity in the results of affiliates               108,420           58,152
Total                                               (26,276)          92,009

b) FIXED ASSETS AND DEFERRED CHARGES

                                                                                                                          BALANCE
                                                                                                                            AT
                                                   CHANGES                                BALANCE AT 06/30/2005         06/30/2004
                    BALANCE   --------------------------------------------------   ----------------------------------  -------------
                      AT                                DEPRECIATION    EXCHANGE               ACCUMULATED   RESIDUAL
                  12/31/2004  ACQUISITIONS  DISPOSALS     EXPENSES     VARIATION     COST     DEPRECIATION    VALUE         COST
                  ----------  ------------  ---------   ------------   ---------   ---------  ------------  ---------  -------------
FIXED ASSETS       1,964,889       180,753    (45,492)      (234,632)     (7,828)  5,319,240    (3,461,550) 1,857,690     4,919,318
BUILDINGS IN
USE (1)            1,227,694         5,125       (492)       (31,945)     (3,954)  2,143,104      (946,676) 1,196,428     2,134,775
Land                 607,940         1,750       (487)             -        (493)    608,710             -    608,710       609,634
Buildings            619,754         3,375         (5)       (31,945)     (3,461)  1,534,394      (946,676)   587,718     1,525,141
OTHER                737,195       175,628    (45,000)      (202,687)     (3,874)  3,176,136    (2,514,874)   661,262     2,784,543
Installations         81,061         5,607    (20,569)        (8,544)     (1,860)    247,588      (191,893)    55,695       268,301
Furniture and
equipment             96,845         9,966    (14,146)        (9,489)       (438)    476,252      (393,514)    82,738       363,638
EDP Systems          481,934       141,896     (5,002)      (167,554)       (801)  2,243,040    (1,792,567)   450,473     1,959,368
Other
(Communication,
security, and
transportation)       77,355        18,159     (5,283)       (17,100)       (775)    209,256      (136,900)    72,356       193,236
DEFERRED CHARGES     233,961        40,985          -        (61,097)     (4,269)    437,488      (227,908)   209,580       537,404
Leasehold
improvements         103,730        23,834          -        (16,952)     (1,855)    223,916      (115,159)   108,757       239,857
Expenses on
acquisition
of software          121,288        14,223          -        (42,211)        (92)    200,141      (106,933)    93,208       259,330
Other deferred
expenses               8,943         2,928          -         (1,934)     (2,322)     13,431        (5,816)     7,615        38,217
GRAND TOTAL        2,198,850       221,738    (45,492)      (295,729)    (12,097)  5,756,728    (3,689,458) 2,067,270     5,456,722

                                              BALANCE AT 06/30/2004
                                            --------------------------
                                             ACCUMULATED    RESIDUAL
                                            DEPRECIATION     VALUE
                                            ------------  ------------
FIXED ASSETS                                  (2,937,163)    1,982,155
BUILDINGS IN USE (1)                            (878,992)    1,255,783
Land                                                   -       609,634
Buildings                                       (878,992)      646,149
OTHER                                         (2,058,171)      726,372
Installations                                   (178,701)       89,600
Furniture and equipment                         (295,924)       67,714
EDP Systems                                   (1,463,909)      495,459
Other (Communication, security,
and transportation)                             (119,637)       73,599
DEFERRED CHARGES                                (287,623)      249,781
Leasehold improvements                          (133,402)      106,455
Expenses on acquisition
of software                                     (130,438)      128,892
Other deferred expenses                          (23,783)       14,434
GRAND TOTAL                                   (3,224,786)    2,231,936

(1) Includes amounts recorder under voluntary resources (Note 14 c II).

NOTE 16 - STOCKHOLDERS' EQUITY - ITAU HOLDING

a) CAPITAL

Capital comprises 115,496,537 book entry shares with no par value, of which 60,598,750 are common and 54,897,787 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

The table below shows the evolution of representative shares of capital and treasury shares during the period.

                                                                          NUMBER
                                                         -----------------------------------------
                                                            COMMON       PREFERRED        TOTAL
                                                         ------------  ------------   ------------
Representative shares of capital at 12/31/2004             60,687,553    54,897,787    115,585,340
   Cancellation of shares - E/OGM - 04/27/2005                (88,803)            -        (88,803)
Representative shares of capital at 06/30/2005             60,598,750    54,897,787    115,496,537
Treasury shares at 12/31/2004                                  63,310     2,250,980      2,314,290
   Purchase of shares (*)                                      27,901     1,250,000      1,277,901
   Disposals - stock option plans                                   -      (460,170)      (460,170)
   Cancellation of shares - E/OGM - 04/27/2005                (88,803)            -        (88,803)
Treasury shares at 06/30/2005(*)                                2,408     3,040,810      3,043,218
Outstanding at 06/30/2005                                  60,596,342    51,856,977    112,453,319

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 06/30/2005:

COST/MARKET PRICE             COMMON     PREFERRED
-------------------------   ----------   ----------
Purchases in the period
    Minimum                     335.87       446.49
    Weighted average            389.63       446.49
    Maximum                     426.82       446.49
Total Treasury Shares
    Average cost                386.31       302.76
    Market price                360.00       432.00

b) DIVIDENDS

Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.55 per share to be paid to preferred shares.

The advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment made in the first working day of the following month, in the amount of R$ 0.17 per share. The RCA of 05/02/2005 approved the increase of its value, as from 07/01/2005, to the amount of R$ 0.21 (twenty one cents of real) per share.

I - CALCULATION

Net income                                           2,496,109
Adjustments:
(-) Legal reserve                                     (124,805)
Calculation basis of dividend                        2,371,304
Interest on own capital paid/prepaid/provided for      594,225        25.06%

II - PAYMENTS/PROVISION OF INTEREST ON OWN CAPITAL

                                                             GROSS         WTS          NET
                                                          ----------   ----------   ----------
Paid/Prepaid                                                  96,468      (13,355)      83,113
  5 monthly installments of R$ 0.17 per
  share paid from February to June 2005.                      96,468      (13,355)      83,113
Provided for (*)                                             600,974      (89,862)     511,112
  1 monthly installment of R$ 0.21 per share
  paid from February to June 2005.                            23,873       (3,297)      20,576
  Complementary - R$ 2.76 per share,
  to be paid by 08/22/2005.                                  310,371      (46,556)     263,815
  To be declared                                             266,730      (40,010)     226,721
Total for 2005 - R$ 6.20 per share                           697,442     (103,217)     594,225
Total for 2004 - R$ 4.44 per thousand shares                 502,820      (75,423)     427,397

(*) Recorded in Other Liabilities - Social and Statutory.

c) PRIOR YEARS' ADJUSTMENTS

As result of the adaptation to the International Financial Reporting Standards
(IFRS) in the European Union countries, an adjustment to the December 31, 2004 financial statements was identified represented basically by the adjustment to the pension plans of BPI - SGPS S.A., (Note 15a II) reflecting in ITAU HOLDING a decrease in this investment in the amount of R$ 86,943 recorded as a debit from retained earnings.

d) CAPITAL AND REVENUE RESERVES

                                                                               06/30/2005   06/30/2004
                                                                               ----------   ----------
CAPITAL RESERVES - Goodwill reserve on subscription of shares                   1,957,170    2,183,867
REVENUE RESERVES                                                                6,187,441    2,311,224
Legal                                                                             468,201      191,627
Statutory:                                                                      5,719,240    2,119,597
                                                                               ----------   ----------
    - Dividends equalization (1)                                                2,859,817    1,059,559
    - Working capital increase (2)                                              1,143,532      424,015
    - Increase in capital of investees (3)                                      1,715,891      636,023

(1) Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment, or advances, of dividends, including interest on own capital, to maintain the flow of the stockholders' remuneration.
(2) Reserve for Working Capital Increase - its purpose is to guarantee funds for the institutions operations.
(3) Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increase of investees.

e) RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY

The difference in net income and stockholders' equity between ITAU HOLDING and ITAU HOLDING CONSOLIDATED arises from the effect of the adoption of distinct criteria for the amortization of goodwill derived from the acquisitions of investments and in the establishment of tax credits, as well as the elimination of unrealized profits arising from transactions between the consolidated companies, for which the corresponding taxes have been deferred.

                                    Net income               Stockholders' equity
                            --------------------------    --------------------------
                              01/01 to       01/01 to
                              06/30/05       06/30/04      06/30/2005     06/30/2004
                            -----------    -----------    -----------    -----------
ITAU HOLDING                  2,496,109      1,799,567     15,836,953     12,491,338
Goodwill amortization            (4,077)        24,114     (1,527,706)      (451,757)
Tax credit                      (20,450)        (1,514)       732,390        768,577
Unrealized profits                2,939          2,749        (14,947)       (20,818)
ITAU HOLDING CONSOLIDATED     2,474,521      1,824,916     15,026,690     12,787,340

f) STOCK OPTION PLAN

ITAU HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the institution in the medium and long terms.

Up to June 30, 2005, the options were developed as follows:

                                                                                             SHARES
                                                             -------------------------------------------------------------------
           ISSUANCE               VESTING                     EXERCISE PRICE
------------------------------     PERIOD   EXERCISE PERIOD   RESTATED AS OF                                             NOT
No                     DATE        UNTIL          UNTIL      06/30/2005 (R$1)     GRANTED     EXERCISED    CANCELLED   EXERCISED
---------------   ------------   ---------  ---------------  ----------------  -------------  ---------   ----------   ---------
1st                   05/15/95    12/31/97         12/31/00             71.50        146,000    135,000       11,000           -
                      05/15/95    12/31/97         12/31/01             71.50        136,000    136,000            -           -
                      07/30/01    12/31/97         12/31/01             71.50          3,000      3,000            -           -
2nd                   04/29/96    12/31/98         12/31/01             77.05        105,000    105,000            -           -
                      04/29/96    12/31/98         12/31/02             77.05        240,000    230,000       10,000           -
                      04/29/96    12/31/98         12/31/03             77.05        252,000    252,000            -           -
3rd                   02/17/97    12/31/01         12/31/04            100.04        533,000    526,000        7,000           -
                      06/22/01    12/31/01         12/31/04            100.04          8,000      8,000            -           -
                      07/30/01    12/31/01         12/31/04            100.04          4,000      4,000            -           -
                      10/16/01    12/31/01         12/31/04            100.04          8,500      8,500            -           -
                      12/28/01    12/31/01         12/31/04            100.04            500        500            -           -
                      02/08/02    12/31/01         12/31/04            100.04          3,000      3,000            -           -
4th                   02/09/98    12/31/02         12/31/05            115.84         43,500     43,500            -           -
                      02/09/98    12/31/02         12/31/05            116.07        535,000    519,000        8,000       8,000
                      06/22/01    12/31/02         12/31/05            116.07          7,000      7,000            -           -
                      07/30/01    12/31/02         12/31/05            116.07          3,000      3,000            -           -
                      12/28/01    12/31/02         12/31/05            116.07            500        500            -           -
                      02/08/02    12/31/02         12/31/05            116.07          3,000      3,000            -           -
5th                   02/22/99    12/31/03         12/31/06            136.61         34,000     34,000            -           -
                      02/22/99    12/31/03         12/31/06            136.84        464,100    455,200        3,400       5,500
                      06/22/01    12/31/03         12/31/06            136.84          7,000      7,000            -           -
                      07/30/01    12/31/03         12/31/06            136.84          3,000      3,000            -           -
                      10/16/01    12/31/03         12/31/06            136.84          5,000      5,000            -           -
                      12/28/01    12/31/03         12/31/06            136.84            500        500            -           -
                      02/08/02    12/31/03         12/31/06            136.84          4,000      4,000            -           -
                      01/07/04    12/31/03         12/31/06            136.84          6,250      6,250            -           -
                      05/02/05    12/31/03         12/31/06            136.84            968          -            -         968
6th                   02/14/00    12/31/04         12/31/07            208.88        533,200    474,700       25,400      33,100
                      06/22/01    12/31/04         12/31/07            208.88          7,000      7,000            -           -
                      10/16/01    12/31/04         12/31/07            208.88          5,000      1,500            -       3,500
                      12/28/01    12/31/04         12/31/07            208.88            500        500            -           -
                      02/08/02    12/31/04         12/31/07            208.88          5,000          -            -       5,000
                      01/07/04    12/31/04         12/31/07            208.88          6,250      6,250            -           -
                      05/02/05    12/31/04         12/31/07            208.88          1,239          -            -       1,239
7th                   02/19/01    12/31/05         12/31/08            270.72        510,000     40,800       21,600     447,600
                      02/19/01    12/31/05         12/31/08            269.41         22,000          -            -      22,000
                      10/16/01    12/31/05         12/31/08            269.41          5,000          -            -       5,000
                      03/10/03    12/31/05         12/31/08            270.72          6,000          -            -       6,000
                      01/07/04    12/31/05         12/31/08            270.72          6,250          -            -       6,250
                      02/16/04    12/31/05         12/31/08            270.72          7,000          -            -       7,000
                      05/02/05    12/31/05         12/31/08            270.72          1,490          -            -       1,490
8th                   03/04/02    12/31/06         12/31/09            258.18        534,150     46,170       23,450     464,530
                      03/04/02    12/31/06         12/31/09            256.61          9,000          -            -       9,000
                      01/07/04    12/31/06         12/31/09            258.18          6,250          -            -       6,250
                      05/02/05    12/31/06         12/31/09            258.18          1,406          -            -       1,406
9th                   03/10/03    12/31/07         12/31/10            174.82        533,900     53,000       17,800     463,100
                      03/10/03    12/31/07         12/31/10            174.95         13,500      3,000            -      10,500
                      01/07/04    12/31/07         12/31/10            174.82          6,250          -            -       6,250
                      05/02/05    12/31/07         12/31/10            174.82          1,127          -            -       1,127
10th                  02/16/04    12/31/08         12/31/11            264.24        504,695          -       17,180     487,515
11th                  02/21/05    12/31/09         12/31/12            371.90        401,620          -        3,900     397,720
                                                             Total                 5,683,645  3,134,870      148,730   2,400,045

The exercise price of each series is fixed taking into consideration the average stock price at the Sao Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to the option exercise date.

NOTE 17 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

..    The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

..    Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees'
     Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 20a; and

..    Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by
     ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 22f and Note 22g.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

..    Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

..    Purchase, lease, maintenance and technical assistance of IT equipment from
     Itautec Philco S.A. and subsidiaries.

..    Rental of real estates from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

                                                                                                                  UNREALIZED
                                                                                                                 INCOME (LOSS)
                                                                                                                    (1) (2)
                                                                 BOOK VALUE                    MARKET               RESULT
                                                         --------------------------  --------------------------  -------------
                                                          06/30/2005    06/30/2004    06/30/2005    06/30/2004     06/30/2005
                                                         ------------  ------------  ------------  ------------  -------------
Interbank deposits                                          9,871,841    10,208,722     9,883,157    10,212,149         11,316
Securities and derivatives                                 29,156,966    28,396,508    29,156,966    28,396,508
Securities unrealized result                                                                                         1,082,245
  Additional provision (exceeding minimum required)                                                                    400,000
  Adjustment of securities available for sale                                                                          490,841
  Adjustment of securities held to maturity                                                                            191,404
Loan, leasing operations and other credits                 49,106,080    39,315,953    49,301,102    39,591,869        195,022
Investment in BPI                                             447,608       720,375     1,096,568     1,392,739        648,960
Time and interbank deposits and funds
from acceptance and issuance of securities
and local and foreign borrowings                           25,170,952    21,454,301    25,163,251    21,374,342          7,701
Securitization of foreign payment orders                    2,274,728     2,034,096     2,145,823     1,904,793        128,905
Subordinated debts                                          4,537,413     5,042,111     4,505,639     4,816,170         31,774
Treasury shares                                               921,562       483,551     1,314,493       698,192              -
Total unrealized                                                                                                     2,105,923

                                                          UNREALIZED INCOME (LOSS) (1) (2)
                                                     ------------------------------------------
                                                        RESULT         STOCKHOLDERS' EQUITY
                                                     ------------   ---------------------------
                                                      06/30/2004     06/30/2005     06/30/2004
                                                     ------------   ------------   ------------
Interbank deposits                                          3,427         11,316          3,427
Securities and derivatives
Securities unrealized result                            1,279,717        574,713        663,153
  Additional provision (exceeding
  minimum required)                                       600,000        400,000        600,000
  Adjustment of securities available for sale             510,133              -              -
  Adjustment of securities held to maturity               169,584        174,713         63,153
Loan, leasing operations and other credits                275,916        195,022        275,916
Investment in BPI                                         672,364        648,960        672,364
Time and interbank deposits and funds from
acceptance and issuance of securities and
local and foreign borrowings                               79,959          7,701         79,959
Securitization of foreign payment orders                  129,303        128,905        129,303
Subordinated debts                                        225,941         31,774        225,941
Treasury shares                                                 -        392,931        214,641
Total unrealized                                        2,666,627      1,991,322      2,264,704

(1) Does not consider the corresponding tax effects.
(2) Includes unrealized minority interest gains amounting to R$ 287,066 (R$ 299,566 at 06/30/2004) on income and R$ 266,339 (R$ 275,944 at 06/30/2004) on stockholders' equity.

To obtain the market values for these financial instruments, the following criteria were adopted:

..    Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on July 01, 2005 for floating-rate securities.

..    Securities and Derivative Financial Instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

..    Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

..    Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

..    Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on July 01, 2005. The effects of hedges (swap contracts) are also taken into account.

..    Securitization of foreign Payment Orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

..    Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The post-fixed cash flows are estimated as from the interest curves of the indexation market places.

..    Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 - RECLASSIFICATIONS FOR COMPARISON PURPOSES

Reclassifications to preserve the comparison due to regrouping of accounts headings were carried out in the Balance Sheet of June 30, 2004, in the accounts of Securities and Derivative Financial Instruments, and Deposits Received under Securities Repurchase Agreements, and of a more adequate classification in the statement of income of Commissions on credit operations, Credit card operations and civil lawsuits and claims.

                                                               PRIOR                              RECLASSIFIED
                                                            DISCLOSURES     RECLASSIFICATIONS       BALANCES
                                                          ---------------   -----------------   ---------------
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
   Own portfolio                                               14,219,129             (85,270)       14,133,859
   Subject to repurchase commitments                            1,154,138              85,270         1,239,408
TOTAL ASSETS                                                  122,759,553                   -       122,759,553
DEPOSITS RECEIVED UNDER SECURITIES
REPURCHASE AGREEMENTS
   Own portfolio                                                8,779,234             140,516         8,919,750
   Third-party portfolio                                        1,863,939            (140,516)        1,723,423
TOTAL LIABILITIES                                             122,759,553                   -       122,759,553
STATEMENT OF INCOME FOR THE PERIOD
INCOME FROM FINANCIAL OPERATIONS                                9,909,509             (97,140)        9,812,369
   Credit Operations, leasing and other credits                 5,438,015             (97,140)        5,340,875
GROSS INCOME FROM FINANCIAL OPERATIONS                          4,506,941             (97,140)        4,409,801
OTHER OPERATING INCOME (EXPENSES)                              (1,480,791)             56,124        (1,424,667)
   Other administrative expenses                               (2,446,321)            416,121        (2,030,200)
   Other operating expenses                                      (308,002)           (359,997)         (667,999)
OPERATING INCOME                                                3,026,150             (41,016)        2,985,134
NON-OPERATING RESULT                                              (31,388)             41,016             9,628
NET INCOME                                                      1,824,916                   -         1,824,916

NOTE 20 - BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) SUPPLEMENTARY RETIREMENT BENEFITS:

ITAU HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundacao Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itau Vida e Previdencia S.A.

During the period, the contributions paid totaled R$ 13,447 (R$ 13,843 from January 1 to June 30, 2004). The contribution rate increases based on the beneficiary's salary.

b) POST-EMPLOYMENT BENEFITS:

ITAU HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 4,560 (R$ 8,347 from January 1 to June 30, 2004). The contribution rate increases based on the beneficiary's age.

c) NET AMOUNT OF ASSETS AND ACTUARIAL LIABILITIES OF THE BENEFIT PLANS:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

                            06/30/2005   06/30/2004
                            ----------   ----------
Net assets of the plans      8,649,453    7,422,575
Actuarial liabilities       (7,226,094)  (5,955,981)
Surplus (1)                  1,423,359    1,466,594

(1) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 27,051 (R$ 27,426 at June 30, 2004) to cover insufficient actuarial reserves.

d) CHANGES IN NET ASSETS AND ACTUARIAL LIABILITIES, AND SURPLUS

                                                       01/01 TO 06/30/2005                         01/01 TO 06/30/2004
                                             ---------------------------------------     ---------------------------------------
                                                           ACTUARIAL                                   ACTUARIAL
DESCRIPTION                                    ASSETS     LIABILITIES       SURPLUS       ASSETS       LIABILITIES      SURPLUS
--------------------------------------       ---------     ----------      ---------     ---------     -----------     ---------
Present value - beginning of the year        8,264,190     (6,967,474)     1,296,716     6,925,160      (5,731,144)    1,194,016
Expected return from assets/ Cost of
current service + interest                     501,841       (434,648)        67,193       420,192        (377,140)       43,052
Benefits paid                                 (176,028)       176,028              -      (152,303)        152,303             -
Contributions sponsors/participants             30,866              -         30,866        34,433               -        34,433
Gains/(losses) in the period (1)                28,584              -         28,584       195,093               -       195,093
Present value - end of the year              8,649,453     (7,226,094)     1,423,359     7,422,575      (5,955,981)    1,466,594

(1) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

e) MAIN ASSUMPTIONS USED IN ACTUARIAL ASSESSMENT:

Discount rate                                           10.24 % p.a.
Return rate expected for the assets                     12.32 % p.a.
Mortality table                                            GAM-83
Turnover (1)                                           Exp.Itau 99/01
Future salary growth                                     7.12 % p.a.
Growth of the pension fund and social security
benefits                                                 4.00 % p.a.
Inflation                                                4.00 % p.a.
Actuarial method                                 Projected Unit. Credit (2)

(1) The turnover assumption is based on the effective participants of ITAU HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.
(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 21 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAU HOLDING, through its subsidiaries, holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance with that company, a joint venture established by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. The agreement, signed on June 12, 2000, and amended through the Memorandum of Understandings, dated December 14, 2002, includes the services contracted by America Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services by ITAU HOLDING, considering the final contractual term at March 24, 2006.

The original acquisition of shares did not result from any monetary disbursements, since, at the time of the subscription, an advance of the same amount was received in respect of a service agreement. Of this, the remaining amount of R$ 151,025 (R$ 231,332 at 06/30/2004), classified as sundry obligations (Note 12b), is being used in rendering services contracted and is being appropriated as revenue.

On March 23, 2005, AOLA management filed a document with the Securities and Exchange Commission (SEC) informing that, due to the non-existence of funds available or sources of funds to maintain the economic and financial equilbrium of the company, it believes that its common shares do not have nor will they have any value. In view of such disclosed information, the investment value was fully recorded as permanent loss, which resulted in expenses for the period amounting to R$ 37,026. On 06/24/2005 AOLA filed a report with SEC submitting a petition for voluntary bankruptcy.

NOTE 22 - ADDITIONAL INFORMATION

a) Investment funds and managed portfolios - ITAU HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, distributed, as follows:

                                                     AMOUNT                      AMOUNT (*)                NUMBER OF FUNDS
                                           --------------------------    -------------------------    --------------------------
                                            06/30/2005     06/30/2004     06/30/2005    06/30/2004     06/30/2005     06/30/2004
                                           -----------    -----------    -----------   -----------    -----------    -----------
Investment funds                            97,681,903     82,340,685     97,681,903    82,340,685            669            710
Fixed income                                95,305,021     79,407,623     95,305,021    79,407,623            591            642
Shares                                       2,376,882      2,933,062      2,376,882     2,933,062             78             68
Managed portfolio                           34,584,291     29,431,031      8,103,444     7,224,804          4,164          4,828
Customers                                   18,756,067     16,938,942      4,433,113     4,072,599          4,113          4,771
Itau Group                                  15,828,224     12,492,089      3,670,331     3,152,205             51             57
TOTAL                                      132,266,194    111,771,716    105,785,347    89,565,489          4,833          5,538

(*) It refers to the distribution after elimination of double countings of managed funds in investment funds.

b) FUNDS FROM CONSORTIA

                                                                    06/30/2005   06/30/2004
                                                                    ----------   ----------
   Monthly estimate of installments receivable from participants        34,700       30,851
   Group liabilities by installments                                 1,378,367    1,140,447
   Participants - assets to be delivered                             1,241,305    1,029,082
   Funds available for participants                                    164,547      116,179
(In units)
   Number of managed groups                                                942          879
   Number of current participants                                      130,217      122,214
   Number of assets to be delivered to participants                     68,104       65,754

c) Insurance Policy - ITAU HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its values and assets at amounts considered sufficient to cover possible claims.

d) Foreign currencies

The balances in reais linked to foreign currency were:

                                                     06/30/2005    06/30/2004
                                                     ----------    ----------
Permanent foreign investments                         6,329,017    7,586,045
Net amount of assets and liabilities indexed to
foreign currency, including derivatives              (8,813,019)  (8,408,611)
Net foreign exchange position (*)                    (2,484,002)    (822,566)

(*) Not considering the participation of the other shareholders of Banco Itau Europa S.A, the net foreign exchange position would be R$ (3,090,408) (R$ (1,601,755) at 06/30/2004).

Net foreing exchange position, if considering the tax effects on net balance of the other assets and liabilities linked to foreign currency, reflects the low exposure to exchange variations.

e) Restricted operations on assets

We present below information related to the restricted operations on assets, carried out as prescribed by BACEN Resolution 2921/02.

                                                                                                               01/01 TO
                                                                                                 06/30/2005   06/30/2005
                                                                                                 ----------   ----------
                                                                                                                INCOME
                                                     0 - 30   31 - 180   181 - 365   OVER 365      TOTAL      (EXPENSES)
                                                     ------   --------   ---------  ----------   ----------   ----------
Restricted operations on assets
 Credit operations                                      923      2,542           2     283,282      286,749      (26,088)
Liabilities for restricted operations on assets
 Liabilities for securities issued overseas             923      2,542           2     283,688      287,155       26,534
Net result of restricted operations                                                                                  446

On June 30, 2005, there were no overdue transactions.

f) Fundacao Itau Social - ITAU HOLDING and its subsidiaries are the main sponsors of Fundacao Itau Social, whose objectives are: 1) managing "Itau Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itau Social Program" and 3) providing food and other similar benefits to the employees of ITAU HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 1,265 in the period, and the Foundation's social investment fund, which totaled R$ 327,695 at June 30, 2005. Income arising thereof is destined for the Foundation's social purposes.

g) Instituto Itau Cultural - IIC - ITAU HOLDING and its subsidiaries are supporters of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 9,650 (R$ 10,000 from January 1 to June 30, 2004).

NOTE 23 - INFORMATION ON SUBSIDIARIES ABROAD

                                                                                                           BANCO ITAU EUROPA S.A.
                                                   FOREIGN BRANCHES (1)       BANCO ITAU BUEN AYRE S.A        CONSOLIDATED (2)
                                                --------------------------   -------------------------    -------------------------
                                                 06/30/2005     06/30/2004    06/30/2005    06/30/2004     06/30/2005    06/30/2004
                                                -----------    -----------   -----------   -----------    -----------   -----------
ASSETS
-------
CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                           139,749         21,487        38,953        40,274         48,333        50,188
Short-term interbank deposits                     3,258,206      2,657,334             -             -      3,421,058     4,268,900
Securities                                        2,763,866      3,528,662       216,908       278,058      1,735,129     1,775,111
Loans, leasing operations and other credits       1,473,533      1,417,186       733,752       740,913      1,917,832     2,181,175
Prepaid expenses                                     32,594         56,337         1,635         2,004          8,306         5,150
Other assets                                        803,968        384,771       256,266       664,122        129,276        66,942
PERMANENT ASSETS
  Investments                                       567,204        643,185         5,107         2,498        405,695       549,355
  Fixed assets                                        4,343          1,155        42,737        71,455          8,599        10,834
  Deferred charges                                    5,872          3,091         1,027        33,239          9,601        11,525
Total                                             9,049,335      8,713,208     1,296,385     1,832,563      7,683,829     8,919,180
-----
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES
Deposits                                          1,300,861      1,175,198     1,006,081     1,422,591      3,263,729     4,766,229
  Demand deposits                                    24,646         24,657       403,084       701,170        450,859       463,965
  Savings accounts                                        -              -       252,099       257,181              -             -
  Interbank deposits                                226,539        607,879        43,128       115,374         48,855       574,322
  Time deposits                                   1,049,676        542,662       307,770       348,866      2,764,015     3,727,942
Deposits under securities repurchase agreements     971,134        130,657             -             -        366,899       579,002
Funds from acceptances and issue of securities      874,238        770,738             -             -      2,041,002     1,013,312
Borrowings                                          485,154        968,460             -        32,534        745,312       953,350
Derivative financial instruments                    128,883         22,700             -             -         52,122        42,913
Other liabilities                                 3,396,768      3,492,654        58,991        98,745        110,321        83,416
Deferred income                                       6,579         10,362             -             -          1,055         1,130
Minority interest in subsidiaries                         -              -             -             -            129           141
STOCKHOLDERS' EQUITY
  Capital and reserves                            1,943,996      2,092,838       231,263       290,359      1,019,311     1,432,574
  Income for the period                             (58,278)        49,601            50       (11,666)        83,949        47,113
Total                                             9,049,335      8,713,208     1,296,385     1,832,563      7,683,829     8,919,180
-----

                                                                                                             BANCO ITAU-BBA S.A.
                                                      ITAU BANK, LTD.            NON-FINANCIAL (3)             SUBSIDIARIES (4)
                                                --------------------------   -------------------------    -------------------------
                                                 06/30/2005     06/30/2004    06/30/2005    06/30/2004     06/30/2005    06/30/2004
                                                -----------    -----------   -----------   -----------    -----------   -----------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                             7,945         72,447        37,632        32,968        32,653         62,164
Short-term interbank deposits                     1,346,938        907,321       459,530       107,627      2,020,807     2,228,168
Securities                                        1,413,219      1,567,177        73,761       750,734      4,625,682     4,070,958
Loans, leasing operations and other credits          25,263         78,362             -             -      1,880,567     3,963,301
Prepaid expenses                                        149            234           126            37          7,812        13,448
Other assets                                        131,552         18,685       140,073       738,211        402,105       325,526
Permanent assets
  Investments                                         1,365          1,737     2,646,522     2,991,945         27,770        29,501
  Fixed assets                                            -             80           857         1,335            183           219
  Deferred charges                                        -             10            93           614             21            25
Total                                             2,926,431      2,646,053     3,358,594     4,623,471      8,997,600    10,693,310
-----
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES
Deposits                                            476,978        254,098             2           305      2,916,157     2,873,319
  Demand deposits                                   264,094         59,150             -           200         56,465       135,007
  Savings accounts                                        -              -             -             -              -             -
  Interbank deposits                                 55,243         23,327             -             -              -             -
  Time deposits                                     157,641        171,621             2           105      2,859,692     2,738,312
Deposits under securities repurchase agreements      71,044         22,999             -             -        736,307             -
Funds from acceptances and issue of securities            -              -             -             -        361,796       689,470
Borrowings                                            5,407              2           210       146,221      2,574,253     4,667,745
Derivative financial instruments                     12,038          5,254             -             -        133,904       135,832
Other liabilities                                 1,043,441      1,250,278        62,278        86,687        481,331       458,486
Deferred income                                           8            531           416             -          2,025         6,689
Minority interest in subsidiaries                         -              -           183           319              -             -
STOCKHOLDERS' EQUITY
  Capital and reserves                            1,275,390      1,066,881     3,157,375     4,274,732      1,765,072     1,817,896
  Income for the period                              42,125         46,010       138,130       115,207         26,755        43,873
Total                                             2,926,431      2,646,053     3,358,594     4,623,471      8,997,600    10,693,310
-----

                                                   FOREIGN CONSOLIDATED (5)
                                                   -----------------------
                                                   06/30/2005   06/30/2004
                                                   ----------   ----------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                             283,852      256,709
Short-term interbank deposits                       7,562,216    7,435,142
Securities                                         10,400,457   11,621,953
Loans, leasing operations and other credits         6,030,737    8,221,244
Prepaid expenses                                       50,742       77,292
Other assets                                        1,878,451    2,184,070
PERMANENT ASSETS
  Investments                                         454,255      727,235
  Fixed assets                                         57,067       85,700
  Deferred charges                                     16,849       48,902
Total                                              26,734,626   30,658,247
-----
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES
Deposits                                            5,934,735    7,935,427
  Demand deposits                                     925,977    1,320,627
  Savings accounts                                    252,100      257,181
  Interbank deposits                                  318,523    1,219,081
  Time deposits                                     4,438,135    5,138,538
Deposits under securities repurchase agreements     1,961,458      484,711
Funds from acceptances and issue of securities      3,164,030    2,369,458
Borrowings                                          3,810,127    6,515,254
Derivative financial instruments                      295,874      191,933
Other liabilities                                   5,107,849    5,394,987
Deferred income                                        10,083       19,222
Minority interest in subsidiaries                     121,454      161,211
STOCKHOLDERS' EQUITY
  Capital and reserves                              6,135,153    7,410,819
  Income for the period                               193,863      175,225
Total                                              26,734,626   30,658,247
-----

(1) Banco Itau S.A. - Branches, Grand Cayman, New York and only on 06/30/2005, Tokyo and Banco Itau Holding Financeira S. A. - Grand Cayman Branch.
(2) Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and only on 06/30/2005, BIE Cayman, Ltd.
(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversion (new name of Inversora Del Buen
Ayre), Itau Europa, SGPS, Lda., Itausa Portugal - SGPS, S.A., Itau Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS Lda., Itau Europa Luxembourg Advisory Holding Company S.A.,Itausa Europa - Investimentos, SGPS, Lda., Agate SaRL, ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc, Jasper Internacional Investiment LLC, Itauinv - Itau International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S. A., Banco Del Parana S.A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation and only on 06/30/2005, Spinel Corporation, Tanzanite Corporation, and Itau Sociedad de Bolsa S.A.
(4) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , AKBAR - Marketing e Servicos, Lda, and only on 06/30/2004, BBA Representaciones S. A., BBA Overseas Ltd., and BBA Icatu Securities, INC.
(5) Information on foreign consolidated presents net balances of eliminations from consolidation.

NOTE 24 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

a) ITAU HOLDING CONSOLIDATED

                                                                     01/01 TO      01/01 TO
                                                                    06/30/2005    06/30/2004
                                                                    ----------    ----------
  Adjusted net income                                                5,322,295     5,225,696
    Net income                                                       2,474,521     1,824,916
    Adjusted net income:                                             2,847,774     3,400,780
      Adjustment to market value of securities and derivative
      financial instruments (assets/liabilities)                        53,740       134,327
      Allowance for loan losses                                      1,426,223       745,758
      Adjustment to the allowance and contingent liabilities            91,413       160,607
      Results from operations with subordinated debt                   (49,062)      413,950
      Results from securization of foreign payment order              (189,556)      173,345
      Change in technical provision for insurance, pension
      plan and capitalization                                        1,120,505     1,477,907
      Depreciation and amortization                                    295,729       276,252
      Extraordinary result in subsidiaries and
      associated companies                                             235,245        (4,844)
      Deferred taxes                                                  (111,338)       34,634
      (Income) Loss on sales of assets and investments                   8,897        (6,339)
      Equity in results of associated companies                         26,276       (92,009)
      Exchange variation of permanent asset and non-operating
      assets                                                            12,893        (9,102)
      Provision for losses                                              (5,953)        3,697
      Minority interest result                                         (67,238)       92,597
  Change in assets and liabilities                                  (7,542,627)      394,968
    (Increase) Decrease in short-term interbank investments         (3,394,115)    4,108,508
    (Increase) Decrease in securities and derivative financial
    instruments (Assets/Liabilities)                                   235,095       166,608
    (Increase) Decrease in compulsory deposits with Brazilian
    Central Bank                                                      (666,509)     (587,027)
    (Increase) Decrease in interbank and intebranch accounts
    (Assets/Liabilities)                                              (109,106)      245,970
    (Increase) Decrease in loan, leasing operations and
    other credits                                                   (6,178,792)   (4,566,087)
    (Increase) Decrease in other credits and assets                   (711,610)       95,484
    (Increase) Decrease in foreign exchange portfolio
    (Assets/Liabilities)                                               (37,402)     (150,986)
    (Decrease) Increase in technical provisions for
    insurance, pension plan and capitalization                         362,643       100,331
    (Decrease) Increase in other liabilities                         2,964,629     1,032,964
    (Decrease) Increase in deferred income                              (7,460)      (50,797)
OPERATING ACTIVITIES - Net cash provided by / (invested)            (2,220,332)    5,620,664
  Interest on own capital/Dividends received                                 -        41,782
  Sale of non-operating assets                                          70,252        62,675
  Sale of investments                                                      672         9,627
  Sale of fixed assets for use                                          45,492        18,348
  Decrease in deferred charges                                               -         6,709
  Purchase of non-operating assets                                     (77,373)      (47,893)
  Purchase of investments                                              (14,956)      (23,694)
  Goodwill in the acquisition of investments                          (200,000)            -
  Purchase of fixed assets for use                                    (180,753)     (208,928)
  Deferred charges                                                     (40,985)      (48,073)
  Change in participation of minority interest                          48,367        (8,339)
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)              (349,284)     (197,786)
  Increase (Decrease) in deposits                                    1,664,562      (656,376)
  Increase (Decrease) in deposits received under securities
  repurchase agreements                                              1,789,603    (3,937,201)
  Increase (Decrease) in funds for issuance of securities            1,919,186        32,241
  Increase (Decrease) in borrowings and onlendings                  (1,406,757)      264,413
  Increase (Decrease) in credit cards operations                      (110,398)     (179,200)
  Increase (Decrease) in securitization of foreign payment
  orders                                                               561,257      (114,189)
  Increase (Decrease) in subordinated debts                           (178,865)     (185,410)
  Stock options granted                                                 94,401        49,186
  Purchase of treasury shares                                         (568,982)     (284,886)
  Interest on own capital paid                                      (1,049,168)     (843,472)
FINANCING ACTIVITIES - Net cash provided by / (invested)             2,714,839    (5,854,894)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                  145,223      (432,016)
  At the beginning of the period                                     1,930,452     2,156,958
  At the end of the period                                           2,075,675     1,724,942

b) ITAU HOLDING

                                                                     01/01 TO      01/01 TO
                                                                    06/30/2005    06/30/2004
                                                                    ----------    ----------
  Adjusted net income                                                  (34,506)      (32,048)
    Net income                                                       2,496,109     1,799,567
    Adjusted net income:                                            (2,530,615)   (1,831,615)
      Deferred taxes                                                   (32,823)     (137,990)
      Equity in results of subsidiary companies                     (2,497,994)   (1,693,625)
      Provision for losses and other                                       202             -
  Changes in assets and liabilities                                   (148,934)      (99,968)
    (Increase) Decrease in short-term interbank investments           (114,765)      (87,364)
    (Increase) Decrease in securities and derivative financial
    instruments (Assets/Liabilities)                                    (6,184)      (49,048)
    (Increase) Decrease in other credits and assets                    (53,969)      (37,518)
    (Decrease) Increase in other liabilities                            25,984        73,962
OPERATING ACTIVITIES - Net cash provided by / (invested)              (183,440)     (132,016)
   Interest on own capital/Dividends received                        1,190,696     1,443,028
   Purchase of investments                                             (46,206)      (30,268)
   Deferred charges                                                       (100)            -
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)             1,144,390     1,412,760
  Increase (Decrease) in deposits                                      562,804      (152,342)
  Stock options granted                                                 94,401             -
  Purchase of treasury shares                                         (568,982)     (284,886)
  Interest on own capital paid                                      (1,049,168)     (843,472)
FINANCING ACTIVITIES - Net cash provided by / (invested)              (960,945)   (1,280,700)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                        5            44
  At the beginning of the period                                            45            13
  At the end of the period                                                  50            57

BANCO ITAU HOLDING FINANCEIRA S.A.
QUARTERS ENDED IN JUNE 30, 2005 AND 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. We have audited the accompanying financial statements of Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and its subsidiary companies (consolidated) as of June 30, 2005 and 2004. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiary companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and
(c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and its subsidiary companies at June 30, 2005 and 2004, and the results of operations, the changes in stockholders' equity and the changes in financial position for the six-month periods then ended, as well as the consolidated results of operations and of changes in financial position for the six-month periods then ended, in accordance with accounting practices adopted in Brazil.

Sao Paulo, July 25, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

                          OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., after examining the financial statements for the second quarter of 2005 and having verified the accuracy of all the elements thereof, understand that they adequately reflect the equity situation, the financial position and the activities undertaken in the period, and recommend that they be approved by the Company's Board of Directors.

                         Sao Paulo - SP, August 1, 2005.

                        GUSTAVO JORGE LABOISSIERE LOYOLA
                                    President

                            FERNANDO ALVES DE ALMEIDA
                                     Member

                               IRAN SIQUEIRA LIMA
                                     Member

                      SUMMARY OF THE AUDIT COMMITTEE REPORT

INTRODUCTION

According to its Charter (available on website http://www.itau.com.br - Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itau Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent auditors, the activities and the quality of work performed by the internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itau Holding and its subsidiaries and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for the auditing of the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate and the results of its operations, in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissao de Valores Mobiliarios, Conselho Monetario Nacional, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendencia de Seguros Privados.

Corporate Internal Audit focuses on issues which present the highest risk potential and on the assessment of internal controls and risk management systems, providing to the Committee a critical view from a corporate perspective.

Operational Internal Audits, organized into units at the individual companies of the Conglomerate, focus on the evaluation of the quality of processes, the monitoring of risks and prevention of frauds.

COMMITTEE ACTIVITIES

Since its inception, this Committee has established a schedule of activities to allow it to perform the functions inherent to its responsibilities. A schedule of quarterly meetings was established, each one comprising several work sessions, taking into consideration the balance sheet closing dates and the meetings of the Board of Directors that approve the consolidated financial statements of Itau Holding for publication.

In order to ensure the active presence of the Audit Committee in the daily activities of the Organization, the Board of Directors of Itau Holding and the Committee agreed that the Financial Expert should be dedicated full time to the activities of the Committee.

During the first half of 2005, the Financial Expert followed-up on two relevant issues for the Conglomerate:

..    implementation of the structure of the Corporate Internal Audit and consolidation of the Operational Internal Audits structures in the subsidiaries, as proposed by the Committee and approved by management;

..    implementation of the necessary adjustments to the internal controls on financial reports, in compliance with section 404 of the Sarbanes-Oxley
     Act.

All of the Committee's actions and recommendations were communicated to Management and documented for comments at the meetings of the Board of Directors of Itau Holding.

The Committee met three times during the first half of 2005 and once again in July 2005. At its latest work session, the Committee analyzed the financial statements as of June 30, 2005, and approved the Audit Committee Report, which contains the activities carried out in the first half of 2005, and this Summary

INTERNAL CONTROLS AND RISK MANAGEMENT SYSTEMS

INTERNAL CONTROLS

During the first half of the year, the Committee analyzed the conclusions contained in the report on the Itau Internal Control and Compliance System - SICIC, presented by the Corporate Internal Audit with respect to the following matters:

..    revaluation of the structure and responsibilities of the risk management and internal controls area;

..    implementation of the Sarbanes-Oxley Project;

..    adjustment of the GPRM methodology (Management of Processes, Risks and
     Improvements) to the requirements of section 404 of the Sarbanes-Oxley Act and Basel II.

The view of the Audit Committee is that SICIC is now present in all areas of the Itau Conglomerate and has become an integral part of the Organization's culture. The Committee considers that management has taken positive and sound measures to improve SICIC and implement the functional structures needed to comply with new legal requirements, especially those arising from the US Sarbanes-Oxley Act.

RISK MANAGEMENT SYSTEM

During this six-month period, the Committee made an assessment of the Credit Risk Management System, with the objective of verifying the quality of the processes that generate the reports that are used by management as input for its decisions.

In the view of the Committee, the measures adopted for modeling and managing credit risk are, in general, well-structured and properly focused.

EXTERNAL AUDIT

The interaction between the Audit Committee and the External Auditors was focused on their comments on the results of their work and their opinion concerning the audited statements and financial reports, including a follow-up on the comments provided by Management to their recommendations. Special attention was given during the first half of the year to the planning of their work and to the risk matrices for each of the areas to be audited. An evaluation was also made of the compliance by PricewaterhouseCoopers with the regulatory provisions concerning the independence of external auditors with respect to the entities they audit.

Based on these examinations and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the External Auditors.

INTERNAL AUDIT

During the six-month period, the Committee requested the Internal Audits to undertake several tasks. The results presented during the Committee's work sessions did not bring to its attention the existence of any residual risk that could affect the soundness and the continuity of the Organization.

The Audit Committee makes a positive assessment of the implementation of the Corporate Internal Audit structure and of the quality of the technical and managerial staff of the Internal Audits, and of the scope and results of their activities.

COMPLIANCE WITH THE LEGISLATION, REGULATORY REQUIREMENTS AND INTERNAL POLICIES AND PROCEDURES

The Committee followed-up the efforts to implement the area which will be responsible for Legal Compliance at Itau Holding and understands that the new structure will contribute to the continuous improvement of the corporate risk management activities in the Organization.

CONSOLIDATED FINANCIAL STATEMENTS

The Committee analyzed the processes for preparing individual and consolidated, balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itau Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissao de Valores Mobiliarios, Conselho Monetario Nacional, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendencia de Seguros Privados.

During the first half of the year, various meetings were held, both with management and the external auditors, to discuss all the relevant procedures for the preparation of the financial statements as of December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005. The Audit Committee has a positive assessment of the observance of the procedures established by the North American legislation as to the financial statements prepared in accordance with the United States generally accepted accounting principles.

RECOMMENDATIONS

Regular meetings were held with the President of Itau Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities and also to present its recommendations, all of which were accepted by Management.

CONCLUSION

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itau Holding Financeira S.A., as of June 30, 2005.

Sao Paulo, July 26, 2005

The Audit Committee
Carlos da Camara Pestana - Chairman
Alcides Lopes Tapias
Tereza Cristina Grossi Togni - Financial Expert

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS
------------------
CHAIRMAN
--------
OLAVO EGYDIO SETUBAL

VICE-CHAIRMANS
--------------
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSE CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

MEMBERS
-------
ALCIDES LOPES TAPIAS
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
---------------
CHIEF EXECUTIVE OFFICER
-----------------------
ROBERTO EGYDIO SETUBAL

SENIOR VICE-PRESIDENT
---------------------
HENRI PENCHAS

EXECUTIVE VICE-PRESIDENTS
-------------------------
ALFREDO EGYDIO SETUBAL
CANDIDO BOTELHO BRACHER

LEGAL COUNSEL
-------------
LUCIANO DA SILVA AMARO

EXECUTIVE DIRECTORS
-------------------
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

INTERNATIONAL ADVISORY BOARD
----------------------------
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

ADVISORY BOARD
--------------
FERNANDO DE ALMEIDA NOBRE NETO
LICIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

COMPENSATION COMMITTEE
----------------------
PRESIDENT
---------
OLAVO EGYDIO SETUBAL
MEMBERS
-------
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
JOSE CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
---------------
PRESIDENT
---------
CARLOS DA CAMARA PESTANA
EFFECTIVE MEMBERS
-----------------
ALCIDES LOPES TAPIAS
TEREZA CRISTINA GROSSI TOGNI

SECURITIES TRADING COMMITTEE
----------------------------
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
HENRI PENCHAS
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
MARIA ELIZABETE VILACA LOPES AMARO

MATERIAL INFORMATION DISCLOSURE COMMITTEE
-----------------------------------------
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TAPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILACA LOPES AMARO
SILVIO APARECIDO DE CARVALHO
ROBERTO TEIXEIRA DA COSTA
TEREZA CRISTINA GROSSI TOGNI

FISCAL BOARD
------------

PRESIDENT
---------
GUSTAVO JORGE LABOISSIERE LOYOLA

MEMBERS
-------
IRAN SIQUEIRA LIMA
FERNANDO ALVES DE ALMEIDA

ACCOUNTANT

JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

BANCO ITAU S.A.

PRESIDENT AND CHIEF EXECUTIVE OFFICER
-------------------------------------
ROBERTO EGYDIO SETUBAL
SENIOR VICE-PRESIDENTS
----------------------
ALFREDO EGYDIO SETUBAL (1)
ANTONIO JACINTO MATIAS (1)
HENRI PENCHAS
RENATO ROBERTO CUOCO (1)
EXECUTIVE VICE-PRESIDENTS
-------------------------
HELIO DE MENDONCA LIMA (1)
JOSE FRANCISCO CANEPA (1)
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH (1)
RUY VILLELA MORAES ABREU (1)

LEGAL COUNSEL
-------------
LUCIANO DA SILVA AMARO
EXECUTIVE DIRECTORS
-------------------
ALEXANDRE DE BARROS (1)
CLAUDIO RUDGE ORTENBLAD (1)
FERNANDO TADEU PEREZ
JOAO JACO HAZARABEDIAN
MARCO AMBROGIO CRESPI BONOMI
OSVALDO DO NASCIMENTO
SERGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

BANCO ITAU BBA S.A.

CHIEF EXECUTIVE OFFICER
-----------------------
CANDIDO BOTELHO BRACHER
DIRECTORS VICE-PRESIDENTS - EXECUTIVE
-------------------------------------
ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

DIRECTORS VICE-PRESIDENTS - COMMERCIAL
--------------------------------------
ALBERTO FERNANDES
SERGIO AILTON SAURIN

ITAU SEGUROS S.A.

CHIEF EXECUTIVE OFFICER
-----------------------
LUIZ DE CAMPOS SALLES
SUPERINTENDENT DIRECTOR
-----------------------
RUY VILLELA MORAES ABREU (2)
EXECUTIVE VICE-PRESIDENTS - EXECUTIVE
-------------------------------------
OLAVO EGYDIO SETUBAL JUNIOR
MARCELO BLAY

EXECUTIVE DIRECTORS
-------------------
CARLOS EDUARDO DE MORI LUPORINI
CLAUDIO CESAR SANCHES
JOSE CARLOS MORAES ABREU FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.

CHIEF EXECUTIVE OFFICER
-----------------------
ROBERTO EGYDIO SETUBAL
DIRECTORS VICE-PRESIDENTS
-------------------------
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI
DIRECTORS
---------
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
FERNANDO JOSE COSTA TELES
GERONCIO MOTA MENEZES FILHO
JACKSON RICARDO GOMES
LUIS FERNANDO STAUB
LUIS OTAVIO MATIAS
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MARIO MENDES AMADEU
MARIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

(1) elected on the E/OGM held on April 29, 2005, awaiting for the Brazilian Central Bank's approval;
(2) elected on the EGM held on May 17, 2005, awaiting for the Superintendency of Private Insurance's approval.

[LOGO OF ITAU]          BANCO ITAU HOLDING FINANCEIRA S.A.

                             [GRAPHIC APPEARS HERE]

MANAGEMENT DISCUSSION AND ANALYSIS
SECOND QUARTER OF 2005

CONTENTS

Executive Summary                                                   03

Analysis of the Consolidated Performance                            13

- Net Interest Margin                                               14

- Results from Doubtful Loans                                       15

- Banking Service Fees                                              17

- Non Interest Expenses, except for ISS, PIS and COFINS             18

- Tax Expenses - ISS, PIS and COFINS                                21

Pro Forma Financial Statements                                      23

Financial Statements per Segments                                   26

Itaubanco - Banking                                                 28

Credit Cards - Account Holders                                      29

Insurance, Pension Plans and Capitalization                         30

Investment Funds and Managed Portfolio                              34

Itau BBA                                                            35

Itaucred                                                            36

Balance Sheet by Currency                                           39

Risk Management                                                     41

Activities Abroad                                                   47

Ownership Structure                                                 50

Performance in the Stock Market                                     52

Report of Independent Accountants                                   53

Complete Financial Statements                                       54

We point out that the figures referring to prior periods, shown in this report, have been reclassified for comparison purposes, without causing an impact on net income.

We point out that the pro forma data referring to prior periods, shown in this report, have been recomputed due to changes in the criteria applied to segments..

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding balance sheet accounts.

The tables in this report have the numbers expressed in millions. However, variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity, and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial disintermediation, competitive pressures on products and prices, and changes in the tax legislation).

EXECUTIVE SUMMARY

HIGHLIGHTS
                                             R$ Million (except where indicated)

                                                 2ND Q./05     1ST Q./05     2ND Q./04    1ST SEM./05   1ST SEM./04
                                                -----------   -----------   -----------   -----------   -----------
STATEMENTS OF INCOME
---------------------------------------------   -----------   -----------   -----------   -----------   -----------
    Net Income                                        1,333         1,141           949         2,475         1,825
    Managerial Financial Margin (1)                   3,305         2,986         2,551         6,291         4,870
    Bank Service Fees                                 1,852         1,794         1,453         3,646         2,858
---------------------------------------------   -----------   -----------   -----------   -----------   -----------
INCOME PER SHARES (R$)
---------------------------------------------   -----------   -----------   -----------   -----------   -----------
    Consolidated Net Income per shares (2)            11.86         10.04          8.38         22.00         16.13
    Number of Outstanding Shares - in
    thousands (3)                                   112,453       113,677       113,160       112,453       113,160
    Book Value per thousand shares (2)               133.63        128.69        113.00        133.63        113.00
    Dividends / JCP (4) (R$ Million)                    351           346           264           697           503
    Dividends / JCP (4)  per shares (2)                3.12          3.04          2.33          6.20          4.44
    Market Capitalization (R$ Million)               49,355        51,838        30,485        49,355        30,485
    Market Capitalization (US$ Million)              20,999        19,443         9,810        20,999         9,810
---------------------------------------------   -----------   -----------   -----------   -----------   -----------
PERFORMANCE RATIO (%)
---------------------------------------------   -----------   -----------   -----------   -----------   -----------
    ROE Annualized                                     40.5%         35.1%         33.1%         35.6%         30.6%
    ROA Annualized                                      3.7%          3.2%          3.1%          3.5%          3.0%
    Solvency Ratio (BIS Ratio)                         18.3%         18.3%         19.5%         18.3%         19.5%
    Evolution of Net Interest Margin                   13.6%         12.9%         12.4%         13.3%         11.9%
    Provision for Loan and Lease Losses/
    Non Performing Loans                                203%          221%          204%          203%          204%
    Efficiency Ratio                                   50.8%         49.8%         54.3%         50.3%         56.5%

                                                JUN 30, 05    MAR 31, 05    JUN 30, 04
                                                -----------   -----------   -----------
BALANCE SHEET
---------------------------------------------   -----------   -----------   -----------
    Total Assets                                    144,545       146,403       122,760
    Credit Operations                                52,348        50,980        42,381
    Sureties, Endorsements and Guarantees             6,299         6,032         6,332
    Credit Operations + Sureties,
    Endorsements and Guarantees                      58,647        57,012        48,713
    Securities + Interbank Accounts                  39,029        38,967        38,605
    Total Deposits                                   43,694        44,025        36,041
    Stockholder's Equity of Itau
    Consolidated                                     15,027        14,629        12,787
---------------------------------------------   -----------   -----------   -----------
RELEVANT DATA
---------------------------------------------   -----------   -----------   -----------
    Assets Under Management                         105,785       105,197        89,565
    Employees (5)                                    45,602        44,992        42,206
    Active Customers (Million)                         11.9          11.9          11.6
    Branches (units)                                  2,290         2,284         2,274
    CSBs (units)                                        776           792           800
    Automated Teller Machines (units)                21,358        21,346        20,362


(1) Defined on page 4.
(2) Lots of thousand shares in Jun/04, as shares were reverse split in the fourth quarter of 2004.
(3) In millions in Jun/04, as shares were reverse split in the fourth quarter of 2004.
(4) JCP - Interest on Own Capital.
(5) Does not include the Credicard Bank and FIC, that had 429 and 1,279 staffs, respectively, to the end of Jun/05, and 419 and 811 staffs, respectively, to the end of Mar/05 (Itau owned 50% of shares).

                     MARKET SHARE - JUNE 2005

                     Asset Management                           14.2%
                     Automobile Finance (*)                     17.0%
                     CPMF Collections (*)                       14.4%
                     Credit Cards                               21.3%
                     Total Deposits (*)                          7.9%
                     Insurance Premiums (*)                     11.0%
                     Leasing (*)                                31.3%
                     Private Pension Plans (*)                   8.3%

                     (*) Refers to Mar/05
                     Font: Bacen, Susep, Anbid, Abel, Receita Federal and Abecs

3    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

MANAGERIAL STATEMENT OF INCOME
Under the strategy pursued by Itau, exchange risk management of capital invested abroad is carried out so as to have no foreign exchange impacts on results. To this end, the bank eliminates the exchange risk and remunerates such investments in reais (R$) by availing itself of derivative financial instruments. Such management takes into account all tax effects - both those relating to the non-deductibility of the exchange variation during periods when the real appreciates or depreciates against the dollar, and those tax effects arising from the derivative financial instruments used to hedge the investments.

In the periods when the exchange variation is sizeable, several lines of Itau's financial statements are significantly impacted.

In the light of the above - and as part of our efforts to provide more transparent disclosures - the bank is improving the disclosure of its results in order to make clear the exchange variation effects on the statement of income, disclosing the financial margin in a way that, in our view, will enable investors and analysts to assess Itau's performance more consistently in all periods.

As the results disclosed by the institution are in line with the accounting standards prescribed by the regulators, which do provide sufficient flexibility in the treatment of this operational asymmetry, we are using the Operations Management Report to make this disclosure.

Therefore, the managerial financial margin was conceived to reflect better the operations of Itau and includes two adjustments to the accounting financial margin: (i) the exchange variation of investments abroad, whitc is distributed throughout the statement of income, line by line; (ii) the tax effects from hedge activities, shown in the statement of income under tax expenses (PIS and COFINS) and income tax and social contribution lines.

For the first time, we are also presenting the managerial margin associated with customer business activities, as well as the managerial treasury financial margin. In calculating treasury results, each transaction is attributed its opportunity cost, so that the result is net of the CDI interest rate.

The determination of the financial margin on the exchange risk management of capital invested abroad is presented below. The margin corresponds basically to the remuneration of the capital used for such investments at the CDI rate.

We also highlight that the adjusts made to determine the managerial financial margin affected some performance indicators of Itau. Particularly, we mention the efficiency ratio, that presented changes due to the adjusts made. So, for comparison purposes, we disclosed the efficiency ratio calculated with accounting data and with managerial data.

Finally, it should be noted that in the second quarter of 2005, the real appreciated by 11.8% against the U.S. dollar (the quotation went from R$ 2.6662 in March to R$ 2.3504 in June), compared to a 0.4% depreciation in the first quarter of the year (from R$ 2.6544 to R$ 2.6662).

                                                                      R$ Million

                                                                  RESULT                     RESULT NET
                                                  INITIAL         GROSS           TAX            OF
           2ND QUARTER/05                         BALANCE        OF TAXES       EFFECTS        TAXES
---------------------------------------------   -----------    -----------    -----------    -----------
Capital Investments Abroad                            5,644
Exchange Variation on Investments Abroad                              (720)                         (720)
Effect of exchange risk management of
investments abroad                                                   1,409           (522)           887
                                                               -----------    -----------    -----------
  Assets Position in DI                               5,644            264            (98)           166
  Liabilities Position in Foreign Currency           (8,968)         1,145           (424)           720
---------------------------------------------   -----------    -----------    -----------    -----------
Managerial Financial Margin of Exchange
Risk of Investments Abroad                                             689           (522)           166
---------------------------------------------   -----------    -----------    -----------    -----------

                                                                      R$ Million

                                                                  RESULT                     RESULT NET
                                                  INITIAL         GROSS           TAX            OF
           1ST QUARTER/05                         BALANCE        OF TAXES       EFFECTS        TAXES
---------------------------------------------   -----------    -----------    -----------    -----------
Capital Investments Abroad                            5,609
Exchange Variation on Investments Abroad                                 7                             7
Effect of exchange risk management of
investments abroad                                                     220            (82)           139
                                                               -----------    -----------    -----------
  Assets Position in DI                               5,609            232            (86)           146
  Liabilities Position in Foreign Currency           (8,914)           (12)             4             (7)
---------------------------------------------   -----------    -----------    -----------    -----------
Managerial Financial Margin of Exchange
Risk of Investments Abroad                                             228            (82)           146
---------------------------------------------   -----------    -----------    -----------    -----------

4    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

                                                                      R$ Million

                                                                   BANCO ITAU HOLDING
                                              -------------------------------------------------------------
                                                                   MANAGERIAL ADJUSTS
                                                              -----------------------------
                                                              EXCHANGE RATE    TAX EFFECTS
                                                               VARIATION ON   FROM HEDGE OF
                                                               INVESTMENTS     INVESTMENTS
             2ND QUARTER/05                    ACCOUNTING        ABROAD          ABROAD        MANAGERIAL
-------------------------------------------   -------------   -------------   -------------   -------------
Managerial Financial Margin                           3,732              94            (522)          3,305
  .Banking Operations                                 2,991               -               -           2,991
  .Treasury                                             147               -               -             147
  .Management of Foreign Exchange Risk from
  Investments Abroad - net of tax effects               594              94            (522)            166

Result from Loan Losses                                (481)            (10)              -            (491)
 Provision for Loan and Lease Losses                   (671)            (10)              -            (681)
 Credits Recoveries and Renegotiated                    190               -               -             190

Net Income from Financial Operations                  3,252              84            (522)          2,814

Other Operating Income/(Expenses)                      (934)             45              66            (823)
 Banking Service Fees                                 1,851               1               -           1,852
 Result from Operations of Insurance,
 Capitalization and Pension Plans                       192               -               -             192
 Despesas nao Decorrentes de Juros                   (2,540)            (33)              -          (2,573)
 Non-Interest Expenses                                 (421)              -              66            (356)
 Equity in the Earnings of Associated
 Companies                                             (121)            112               -              (9)
 Other Operating Income                                 106             (35)              -              71

Operating Income                                      2,318             129            (457)          1,990

Non-Operating Income                                     (2)              1               -              (1)

Income before Tax                                     2,316             130            (457)          1,989
Income Tax and Social Contribution                     (905)            (12)            457            (460)
Extraordinary Results                                   (50)              -               -             (50)
Profit Sharing                                         (133)              -               -            (133)
Minority Interests                                      105            (118)              -             (13)

 Net Income                                           1,333               -               -           1,333

                                                                      R$ Million

                                                                   BANCO ITAU HOLDING
                                              -------------------------------------------------------------
                                                                   MANAGERIAL ADJUSTS
                                                              -----------------------------
                                                              EXCHANGE RATE    TAX EFFECTS
                                                               VARIATION ON   FROM HEDGE OF
                                                               INVESTMENTS     INVESTMENTS
             1ST QUARTER/05                    ACCOUNTING        ABROAD          ABROAD        MANAGERIAL
-------------------------------------------   -------------   -------------   -------------   -------------
Managerial Financial Margin                           3,061               6             (82)          2,986
  .Banking Operations                                 2,605               -               -           2,605
  .Treasury                                             235               -               -             235
  .Management of Foreign Exchange Risk from
   Investments Abroad - net of tax effects              221               6             (82)            146

Result from Loan Losses                                (593)             (0)              -            (594)
 Provision for Loan and Lease Losses                   (756)             (0)              -            (756)
 Credits Recoveries and Renegotiated                    162               -               -             162

Net Income from Financial Operations                  2,468               6             (82)          2,392

Other Operating Income/(Expenses)                      (525)             39              10            (475)
 Banking Service Fees                                 1,794              (0)              -           1,794
 Result from Operations of Insurance,
 Capitalization and Pension Plans                       206               -               -             206
 Despesas nao Decorrentes de Juros                   (2,381)             10               -          (2,371)
 Non-Interest Expenses                                 (350)              -              10            (340)
 Equity in the Earnings of Associated
 Companies                                               95              29               -             124
 Other Operating Income                                 112               -               -             112

Operating Income                                      1,943              45             (71)          1,917

Non-Operating Income                                      6               0               -               6

Income before Tax                                     1,949              46             (71)          1,923
Income Tax and Social Contribution                     (536)             (3)             71            (468)
Extraordinary Results                                  (142)              -               -            (142)
Profit Sharing                                          (92)              -               -             (92)
Minority Interests                                      (38)            (43)              -             (81)
 Net Income                                           1,141               -               -           1,141

5    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

SECOND QUARTER OF 2005

NET INCOME AND RETURN ON EQUITY

                              [CHART APPEARS HERE]

                           2Q.03     3Q.03     4Q.03     1Q.04     2Q.04     3Q.04     4Q.04     1Q.05     2Q.05
                          -------   -------   -------   -------   -------   -------   -------   -------   -------
Return on Equity (%)         32.1      31.3      32.0      31.2      33.1      30.3      32.9      35.1      40.5
Net Income (R$ Million)       776       807       854       876       949       920     1,030     1,141     1,333

Itau posted consolidated net income of R$ 1,333 million in the second quarter of 2005, a 16.8% increase from the prior quarter. The parent company's net equity totaled R$ 15,027 million as of June 30, 2005, corresponding to an annualized return on equity (ROE) of 40.5%. Such result stems largely from the expansion in the loan portfolio, simultaneously with the change in the portfolio mix, in order to place more emphasis on those products capable of generating larger contributions to the financial margin. During the second quarter of 2005, the real appreciated significantly against foreign currencies, driven by the increase in the basic interest rate (Selic) from 19.25% to 19.75%, and the reduction in the Brazil country risk.

MANAGERIAL FINANCIAL MARGIN

                              [CHART APPEARS HERE]
Treasury

                                1Q.04    2Q.04    3Q.04     4Q.04    1Q.05    2Q.05
                               ------   ------   ------    ------   ------   ------
Customer business activities    2,040    2,098    2,309     2,866    2,605    2,991
Treasury                          155      317      (88)      378      235      147
Exchange risk management of
capital invested abroad           125      135      147       152      146      166
                               ------   ------   ------    ------   ------   ------
                                2,320    2,551    2,367     3,396    2,986    3,305
                               ======   ======   ======    ======   ======   ======

Itau's managerial financial margin totaled R$ 3,305 million in the second quarter of 2005, a 10.7% growth compared to the prior quarter. The strategic targeting of the credit portfolio, the change in the loan portfolio and the expansion in portfolios - in particular consumer financing and loans to micro, small and mid-size companies - led to a contribution of R$ 386 million to the increase of the financial margin on banking transactions. Such increase was partly offset by an R$ 88 million reduction in the treasury financial margin, driven by the fall of the IGP-M index on asset positions in securities and derivatives linked to this index, and as reflection of the strategies that involved both the instruments whose results are affected by marking to market (as, for example, derivatives), and other products whose accounting results are not affected by marking to market (for example, funding and securities available for sale and/or held to maturity), which will occur in the course of time.

BANK SERVICE FEES

                              [CHART APPEARS HERE]

                                                                      R$ Million

             1Q.04    2Q.04    3Q.04    4Q.04    1Q.05    2Q.05
            ------   ------   ------   ------   ------   ------
             1,405    1,453    1,509    1,799    1,794    1,852

Banking Service Fees totaled R$ 1,852 million in the second quarter, increasing by 3.2% compared to the previous quarter. Revenues from Loan Transactions rose by R$ 26 million, as a result of the increased volume of vehicle financing, leasing and retail installment transactions. The expansion in the customer base and the volume of transactions also contributed R$ 22 million to the growth in credit card revenues. Finally, the increase in the average volume of funds under management, coupled with higher performance rates due to the rise in interest rates, caused the expansion by R$ 18 million in revenues from funds under management.

NON INTEREST EXPENSES

                              [CHART APPEARS HERE]

                                                                      R$ Million

                  2ND Q.04   3RD Q.04   4TH Q.04   1ST Q.05   2ND Q.05
                  --------   --------   --------   --------   --------
Itaucred             1,927      1,910      2,127      1,929      2,058
                       196        208        273        296        356
Orbitall                58         64         91        146        159

Non-interest expenses in the second quarter of 2005 reached R$ 2,573 million, increasing by R$ 202 million compared to the prior quarter. Itau's new strategic initiatives - including the formation of Taii, increased interest in Credicard and Orbitall, the alliance with Companhia Brasileira de Distribuicao and the joint venture with Lojas Americanas - were responsible for a R$ 73 million rise in expenses quarter-on-quarter. Furthermore, the recording of provisions for civil and tax claims, the increased marketing expenses, as well as CPMF tax expenses due to the corporate reorganization process contributed to the growth in noninterest expenses.

EFFICIENCY RATIO (%)

                              [CHART APPEARS HERE]

                                            2ND Q.04   3RD Q.04   4TH Q.04   1ST Q.05   2ND Q.05
                                            --------   --------   --------   --------   --------
Efficiency Ratio - after adjustments (*)        54.3%      56.8%      48.0%      49.8%      50.8%
Efficiency Ratio - before adjustments (*)       55.8%      52.5%      45.9%      49.4%      46.5%

(*) The efficiency ratio calculation criteria are detailed on page 19.

The efficiency ratio stood at 50.8% in the second quarter of 2005, a slight change compared to 49.8% in the prior period. Such variation can be partly attributed to the early stage of Itau's new strategic initiatives.

6    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

SECOND QUARTER OF 2005

CREDIT OPERATIONS(*)

                              [CHART APPEARS HERE]

                                                                      R$ Billion

                        JUN-03     SEP/03     DEC/03     MAR-04     JUN-04     SEP/04     DEC/04     MAR-05     JUN-05
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
Foreign Currency           13.4       12.5       12.2       12.1       13.7       12.8       11.6       11.7       10.4
Local Currency             31.2       30.2       32.3       32.7       35.0       38.3       41.7       45.3       48.2
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
                           44.6       42.7       44.5       44.8       48.7       51.1       53.3       57.0       58.6
                       ========   ========   ========   ========   ========   ========   ========   ========   ========

(*) Endorsements and Sureties included

LOAN PORTFOLIO                                                        R$ Million

                                                                                           VARIATION (%)
                                                                                     -------------------------
                                            JUN 30, 05    MAR 31, 05    DEC 31, 04   JUN05-MAR05   JUN05-DEC04
                                           -----------   -----------   -----------   -----------   -----------
Individuals                                     22,836        20,770        18,271           9.9%         25.0%
   Credit Card                                   5,359         5,033         5,150           6.5%          4.1%
   Personal Loans                                9,276         8,467         6,926           9.6%         33.9%
   Vehicles                                      8,200         7,270         6,196          12.8%         32.4%

Businesses                                      31,561        31,891        30,467          -1.0%          3.6%
   Small businesses and middle market            9,616         9,037         8,571           6.4%         12.2%
   Corporate                                    21,944        22,854        21,896          -4.0%          0.2%

Restricted Loans                                 4,251         4,351         4,536          -2.3%         -6.3%
----------------------------------------   -----------   -----------   -----------   -----------   -----------
Total                                           58,647        57,012        53,275           2.9%         10.1%
----------------------------------------   -----------   -----------   -----------   -----------   -----------

During the second quarter of 2005, the loan portfolio, including endorsements and sureties, grew by 2.9% to reach R$ 58,647 million. The most important items were the increases of 12.8% in the vehicle portfolio, amounting to R$ 8,200 million; 9.6% in the individual credit portfolio, totaling R$ 9,276 million; 6.5% of the credit card portfolio, reaching R$ 5,359 million; and 6.4% of the micro, small and mid-size companies, achieving R$ 9,616 million at the end of the quarter. The appreciation of the real against foreign currencies impacted the valuation of a portion of credit transactions denominated in, or linked to, foreign currencies, in particular the corporate customer portfolio balance, which declined by 4.0%, totaling R$ 21,944 million. If the exchange rate had remained at the same level as on December 31, 2004, the credit portfolio total balance as of June 30, 2005 would have reached R$ 59,994 million, or a 12.6% increase compared to December 31, 2004.

NPL RATIO(*) - INDIVIDUALS X BUSINESSES (%)

                              [CHART APPEARS HERE]

                         JUN-03   SEP-03   DEC-03   MAR-04   JUN-04   SEP-04   DEC-04   MAR-05   JUN-05
                         ------   ------   ------   ------   ------   ------   ------   ------   ------
NPL Ratio - Businesses      2.4      2.5      2.2      1.9      1.8      1.5      0.9      0.8      1.1
NPL Ratio                   4.7      4.7      4.1      4.0      3.5      3.2      2.9      2.9      3.0
NPL Ratio - Individuals     8.9      8.3      7.3      7.3      6.5      6.0      5.6      5.6      5.2

(*) Nonperforming Loans: Loans overdue for more than 60 days.

Itau's overall nonperforming loan ratio was 3.0% in the second quarter of 2005. The ratio for individual customer transactions reached at 5.2%, compared to 5.6% in the prior quarter. With respect to corporate customers, the ratio was 1.1%, compared to 0.8% in the previous quarter, primarily due to nonperforming credit transactions, in particular in connection with the micro, small and mid-size companies segment portfolio. It should be pointed out that Itau remained focused on credit products providing higher margins - while simultaneously posing higher credit risks - and the increase in the overall ratio was already expected.

UNREALIZED RESULT

                              [CHART APPEARS HERE]

                                                                      R$ Million

  JUN-03   SEP-03   DEC-03   MAR-04   JUN-04   SEP-04   DEC-04   MAR-05   JUN-05
  ------   ------   ------   ------   ------   ------   ------   ------   ------
   1,850    2,070    2,677    2,915    2,667    2,871    2,371    2,263    2,106

At June 30, 2005, unrealized profit/(loss) in Itau's results totaled R$ 2,106 million, compared to R$ 2,263 million at March 31, 2005. Such reduction is basically due to the reduction in the market value of Itau's investment in Banco BPI, because of the appreciation of the real against the euro. One should also bear in mind that Itau records a provision in excess of the minimum required to meet doubtful loans, totaling R$ 1,150 million, which is not included in unrealized profit/(loss).

7    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY - SECOND QUARTER OF 2005

INCOME BY SEGMENTS

ITAUBANCO
The managerial financial margin of this segment increased R$ 79 million in this quarter and was positively affected by the increased volume of credit transactions, the change in the mix of credit products and the rise in the CDI rate (R$ 259 million impact quarter-on-quarter). Such increase, however, was partly offset by the treasury performance as reflection of the strategies that involved both the instruments whose results are affected by marking to market (as, for example, derivatives), and other products whose accounting results are not affected by marking to market (for example, funding and securities available for sale and/or held to maturity), which will occur in the course of time. In addition to this lack of symmetry in results, a lower profit was obtained from long positions in securities and derivatives linked to the IGP-M (R$ 180 million impact quarter-on-quarter). With respect to results for loan losses, provision for loan and lease losses increased by R$ 71 million quarter-on-quarter, on account of the expansion in the credit porftolio and the change in the product mix. The growth in revenues from services was driven by the increased volume of vehicle financing, leasing and retail installment transactions, impacting revenues from credit transaction services. During the period, both the credit card customer base and volume of transactions also increased, positively affecting revenues from credit card services. On the other hand, higher marketing expenses, the review of criteria for recording provisions for civil and tax claims, and the increase in the number of employees all contributed to the rise in non-interest expenses. Finally, the item Other was impacted by the increased profit sharing (R$ 31 million) and higher ISS, PIS and COFINS tax expenses (R$ 16 million), which in turn were driven by the expansion in operating activities in the second quarter of 2005.

BANCO ITAU BBA
Itau BBA's financial margin in the second quarter of 2005 reflects, among other things, the increase in gains on structured credit transactions and exchange transactions (R$ 61 million impact quarter-on-quarter). As to treasury transactions, the positive result reflects the activities of Itau BBA in the domestic and international markets, in particular the expansion in its risk positions in local debt instruments, transactions involving various exchange parities, and derivative transactions relating to sovereign debt and arbitrage (R$ 91 million impact quarter-on-quarter). The result for loan losses was impacted by the reversal of the related provision, due to the reclassification of risk ratings, credit recoveries and the effects of the valuation of the real against the U.S. dollar.

Service revenues were positively impacted by cash management services and commissions received on account of Banco Itau's dealings in the debt and equity capital markets.

Non-interest expenses increased chiefly because of the accelerated amortization of software and data processing costs associated with the expansion in customer operations/transactions.

ITAUCRED
The significant increase in Itaucred's net income is primarily due to the increase in the credit portifolio, as well as the reversal of general provisions for loan and lease losses previously recorded in connection with vehicle financing transactions, following the implementation of Resolution 2682 of the Brazilian Central Bank, which allows for different risk ratings for transactions carried out by one customer, taking into account the real guarantees offered. This decision was taken because the balance of the provision for doubtful loans was extremely high in relation to historical information, as the risk rating of non-guaranteed transactions was driving the risk assessment of transactions backed by guarantees. The impact from the implementation was R$ 89 million, net of tax effects, in the second quarter of 2005.

--------------------------------------------------------------------------------

CORPORATION
The results of the Corporation reflect the financial income of Itau's excess capital. They were also impacted by the extraordinary itens for the periods. In the second quarter of 2005, the bank recorded an extraordinary expense of R$ 50 million, primarily relating to the recording of a provision for operating expenses arising from the New Credicard Management Agreement and other corporate restructuring actions in the conglomerate. On the other hand, in the first quarter of 2005 the bank recorded an extraordinary expense of R$ 142 million, basically in connection with the amortization of the goodwill paid on the association of Itau with Lojas Americanas - LASA.

8    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

SECOND QUARTER OF 2005
The pro forma financial statements of Itaubanco, Itau BBA and Itaucred shown below are based on management information, reflecting more accurately the performance of the conglomerate's various business units. Between the second and the first quarter of 2005, the following variations occurred in the income statement of Itau's business segments:

PRO FORMA STATEMENT OF INCOME PER SEGMENT
                                                                      R$ Million

                                                     2ND Q./05   1ST Q./05   VARIATION   2ND Q./04
                                                     ---------   ---------   ---------   ---------
              ITAUBANCO
------------------------------------------------
   Managerial Financial Margin                           2,078       1,999          79       1,850
   Result from Loan Losses                                (518)       (481)        (36)       (176)
   Banking Service Fees                                  1,562       1,544          18       1,275
   Non-Interest Expenses(1)                             (2,033)     (1,936)        (97)     (1,845)
   Income Tax and Social Contribution                     (259)       (318)         59        (557)
   Other(3)                                               (135)        (46)        (93)          8
------------------------------------------------     ---------   ---------   ---------   ---------
Net Income of Itaubanco (A)                                695         766         (70)        555
------------------------------------------------     ---------   ---------   ---------   ---------

              ITAU BBA
------------------------------------------------
   Managerial Financial Margin                             503         345         158         336
   Result from Loan Losses                                  28          67         (39)          1
   Banking Service Fees                                     96          79          17          76
   Non-Interest Expenses(1)                               (176)       (130)        (46)       (148)
   Income Tax and Social Contribution                      (62)        (83)         21         (63)
   Other(2)                                                (67)        (23)        (44)        (20)
------------------------------------------------     ---------   ---------   ---------   ---------
Net Income of Itau BBA (B)                                 323         255          69         181
------------------------------------------------     ---------   ---------   ---------   ---------

              ITAUCRED
------------------------------------------------
   Managerial Financial Margin                             521         440          81         247
   Result from Loan Losses                                  (2)       (120)        118         (31)
   Banking Service Fees                                    194         172          22         103
   Non-Interest Expenses(1)                               (356)       (297)        (59)       (189)
   Income Tax and Social Contribution                     (106)        (54)        (52)        (28)
   Other(2)                                                (22)        (21)         (1)        (31)
------------------------------------------------     ---------   ---------   ---------   ---------
Net Income of Itaucred (C)                                 230         121         109          71
------------------------------------------------     ---------   ---------   ---------   ---------

              CORPORATION
------------------------------------------------
   Managerial Financial Margin                             203         202           1         118
   Banking Service Fees                                     (0)         (1)          0          (1)
   Non-Interest Expenses(1)                                 (8)         (7)         (1)         (5)
   Income Tax and Social Contribution                      (33)        (13)        (21)         58
   Extraordinary Result                                    (50)       (142)         93           -
   Other(2)                                                (26)        (39)         12         (29)
------------------------------------------------     ---------   ---------   ---------   ---------
Net Income of Corporation (D)                               85           0          85         141
------------------------------------------------     ---------   ---------   ---------   ---------
NET INCOME of ITAU  (A)+(B)+(C)+(D)                      1,333       1,141         192         949
------------------------------------------------     ---------   ---------   ---------   ---------

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes and Other Operating Expenses.
(2) Includes Revenues from Insurance, Pension Plan and Capitalization Transactions, Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Income, Non Operating Profits, Profit Sharing, and Minority Interests in Subsidiary Companies.

9    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED BALANCE SHEET
                                                                      R$ Million

                                                                                              VARIATION
                                                                                         ---------------------
                                                                                          JUN.05-     JUN.05-
ASSETS                                               30-JUN-05   31-MAR-05   30-JUN-04    MAR.05      JUN.04
--------------------------------------------------   ---------   ---------   ---------   ---------   ---------
Current and Long Term Assets                           141,751     143,404     119,545      (1,653)     22,206

   Cash And Cash Equivalents                             2,076       1,963       1,725         113         351
   Short-term Interbank Deposits                        23,141      22,002      17,149       1,139       5,992
   Securities and Derivative Financial Instruments      29,157      29,750      28,397        (593)        760
   Interbank and Interbranch Accounts                   13,105      11,932      10,396       1,174       2,710
   Loans, Leasing Operations and Other Credits          52,348      50,980      42,381       1,368       9,967
  (Allowance for Loan Losses)                           (3,242)     (3,288)     (3,065)         46        (177)
   Other Assets                                         25,167      30,065      22,563      (4,899)      2,604
        Foreign Exchange Portfolio                      12,042      13,417      10,657      (1,375)      1,385
        Others                                          13,125      16,648      11,906      (3,524)      1,218

Permanent Assets                                         2,794       2,998       3,214        (205)       (421)
   Investments                                             727         842         982        (116)       (256)
   Fixed Assets                                          1,858       1,926       1,982         (69)       (124)
   Deferred Changes                                        210         230         250         (20)        (40)
--------------------------------------------------   ---------   ---------   ---------   ---------   ---------
TOTAL ASSETS                                           144,545     146,403     122,760      (1,857)     21,786
--------------------------------------------------   ---------   ---------   ---------   ---------   ---------

                                                                      R$ Million

                                                                                              VARIATION
                                                                                         ---------------------
                                                                                          JUN.05-     JUN.05-
LIABILITIES                                          30-Jun-05   31-Mar-05   30-Jun-04    MAR.05      JUN.04
--------------------------------------------------   ---------   ---------   ---------   ---------   ---------
Current and Long Term Liabilities                      128,370     130,524     108,738      (2,154)     19,631
  Deposits                                              43,694      44,025      36,041        (330)      7,653
    Demand Deposits                                     10,463      10,669       9,551        (205)        912
    Saving Account                                      18,571      19,024      17,801        (452)        770
    Interbank Deposits                                     556       1,055         870        (499)       (314)
    Time Deposits                                       14,104      13,277       7,818         826       6,285
  Deposits Received under Securities Repurchase
  Agreements                                            17,888      17,367      12,995         521       4,893
  Funds from Acceptances and Issue of Securities         5,350       3,750       3,791       1,600       1,559
  Interbank and Interbranch Accounts                     2,530       2,085       2,366         445         164
  Borrowings and On-lendings                             9,111      10,229      13,233      (1,118)     (4,121)
  Derivative Financial Instruments                       1,684       2,243         780        (559)        904
  Technical Provisions for Insurance, Pension
  Plans and Cap.                                        12,506      11,554       9,267         952       3,239
  Other Liabilities                                     35,605      39,271      30,265      (3,666)      5,340
    Foreign Exchange Portfolio                          12,251      13,567      10,766      (1,317)      1,485
    Subordinated Debt                                    4,537       4,770       5,042        (232)       (505)
    Others                                              18,817      20,934      14,458      (2,117)      4,360
Deferred Income                                             40          45          60          (6)        (20)
Minority interest in subsidiaries                        1,109       1,205       1,174         (95)        (65)

Stockholder's Equity                                    15,027      14,629      12,787         398       2,239
--------------------------------------------------   ---------   ---------   ---------   ---------   ---------
 TOTAL LIABILITIES                                     144,545     146,403     122,760      (1,857)     21,786
==================================================   =========   =========   =========   =========   =========
Deposits                                                43,694      44,025      36,041        (330)      7,653
Assets under Management                                105,785     105,197      89,565         588      16,220

Total Deposits + Assets Under Management               149,480     149,222     125,607         258      23,873


10   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED STATEMENT OF INCOME                                      R$ Million

                                                                                                                 VARIATION
                                                                                                        ---------------------------
                                                                                                         2ND Q.05-      1ST S.05 -
                                                2ND Q./05      1ST Q./05   1ST SEM./05   1ST SEM./04      1ST Q.05       1ST S.04
                                              ------------   ------------  ------------  ------------   ------------   ------------
Managerial Financial Margin                          3,305          2,986         6,291         4,870            318          1,420
  .Banking Operations                                2,991          2,605         5,597         4,138            386          1,459
  .Treasury                                            147            235           381           472            (88)           (91)
  .Management of Foreign Exchange Risk from            166            146           312           260             20             52
  Investments Abroad - net of tax effects

Result for Loan Losses                                (491)          (594)       (1,085)         (405)           103           (680)
  Provision for Loan and Lease Losses                 (681)          (756)       (1,437)         (730)            75           (707)
  Credits Recoveries and Renegociated                  190            162           352           326             28             27

Net Income from Financial Operations                 2,814          2,392         5,206         4,466            421            740

Other Operation Income (Expenses)                     (823)          (475)       (1,298)       (1,446)          (348)           148
  Banking Service Fees                               1,852          1,794         3,646         2,858             58            789
  Result from Operations of Insurance, Cap.
  and Pension                                          192            206           398           397            (14)             0
  Non-Interest Expenses, excluding ISS, PIS
  and COFINS                                        (2,573)        (2,371)       (4,944)       (4,359)          (203)          (585)
  Tax Expenses for ISS, PIS and COFINS                (356)          (340)         (695)         (553)           (16)          (142)
  Equity in the Earnings of Associated
  Companies                                             (9)           124           115            65           (133)            49
  Other Operating Income                                71            112           182           145            (41)            37

Operating Income                                     1,990          1,917         3,908         3,019             73            888
  Non-operating Income                                  (1)             6             5             3             (7)             2

Income before Income Tax and Social
Contribution                                         1,989          1,923         3,913         3,023             66            890
Income Tax and Social Contribution                    (460)          (468)         (928)         (961)             7             33
Extraordinary Results                                  (50)          (142)         (192)            5             93           (197)
Profit Sharing                                        (133)           (92)         (225)         (181)           (42)           (44)
Minority Interests                                     (13)           (81)          (93)          (61)            68            (33)
-------------------------------------------   ------------   ------------  ------------  ------------   ------------   ------------
Net Income                                           1,333          1,141         2,475         1,825            192            650
===========================================   ============   ============  ============  ============   ============   ============
  Number of shares outstanding (1)             112,453,319    113,676,757   112,453,319   113,159,755     (1,223,438)      (706,436)
  Book value per share - (R$) (2)                   133.63         128.69        133.63        113.00           4.94          20.62
  Net income per share - (R$) (2)                    11.86          10.04         22.00         16.13           1.82           5.88

(1) In thousands in Jun/04, as shares were reverse split in the fourth quarter of 2004.
(2) Lot of thousand shares in Jun/04, as shares were reverse split in the fourth quarter of 2004.

11   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]         BANCO ITAU HOLDING FINANCEIRA S.A.

                    ANALYSIS OF THE CONSOLIDATED PERFORMANCE

                             [GRAPHIC APPEARS HERE]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NET INCOME IN THE SECOND QUARTER OF 2005
In the second quarter of 2005, Banco Itau Holding Financeira achieved consolidated net income of R$1,333 million, representing a 16.8% increase from the previous quarter. As of June 30, 2005, the parent company's net equity added up to R$ 15,027 million, corresponding to an annualized return on equity (ROE) of 40.5%. The operating performance thus improved, since in the first quarter of 2005 this ratio stood at 35.1% p.a. These figures reflect Itau's high financial potential, evidenced by the growth and quality of its assets, its ability to generate results and build strategic relationships, the quality of services rendered, and the offer of innovative products. One priority of the management model adopted by the bank is its financial performance, where the expansion in operations its supported by the maximization of shareholder value.

Total assets amounted to R$ 144,545 million at the end of the second quarter of 2005, decreasing by 1.3% compared to the previous quarter. The return on total assets (ROA) stood at 3.7%, a significant increase compared to 3.2% in the first quarter of the year.

The comparative analysis of asset and liability balances in the first and second quarters of 2005 evidences a change in Itau's asset mix. Loan transactions accounted for 36.2% of total assets at the end of June 2005, compared to 34.8% as of March 31, 2005. The bank's good performance during the quarter was driven in particular by the expansion in its loan portfolio, as part of a strategy emphasized as from late 2003 to gradually change the asset mix.

As a result of commercial actions focused on meeting the demand for credit, in the second quarter of 2005 the total portfolio, including endorsements and sureties, increased by 2.9% to reach R$ 58,647 million. However, the significant appreciation of the real against the dollar impacted that portion of transactions denominated in, or linked to, foreign currencies. Foreign currency loan transactions totaled R$ 10,417 million, declining by 10.8% from the previous quarter, reflecting the exchange variation in the period. On a standalone basis, loan transactions in local currency grew by 6.4% in the quarter.

Net income for the second quarter of 2005 was also impacted by the results for loan losses. The 9.9% decline in the provision for loan and lease losses, as well as the 17.2% growth in write-off recoveries helped increase net income by R$ 103 million in relation to the first quarter of the year. Remembering, however, the balance of excess provision was increased by an expense of R$ 150 million in the first quarter of 2005. In the second quarter, general provisions previously recorded to cover the vehicle portfolio risk were reversed, as the bank availed itself of the option set out in Brazilian Central Bank Resolution 2682. Under this Resolution, the bank may assign different risk ratings to a single customer's transactions, based on the collateral provided. The reason for taking this course of action is that the association of the risk level of such transactions and the risk level of other credit products was leading to extremely high allowance amounts in the light of the risk levels historically required to face losses from transactions backed by the collateral.

The efficiency ratio in the second quarter stood at 50.8%, compared to 49.8% in the prior quarter. This performance was chiefly due to the business expansion arising from new strategic initiatives.

The solvency ratio remained unaltered from the previous quarter, reaching 18.3% in June 2005, in spite of the significant volume of treasury stock acquired in the period, totaling R$ 559 million.

FOREIGN EXCHANGE AND INTEREST
During the second quarter of 2005, the Conselho de Politica Monetaria (Monetary Policy Council - Copom) of the Brazilian Central Bank increased on two occasions the basic interest rate (Selic) to 19.75% at the end of the period. It should be stressed, however, that the lengthy high monetary cycle implemented in September 2004 performed as expected, by curbing inflation and paving the way for future interest rate cuts.

On the other hand, the good performance of the country's foreign trade activities, with consecutive export records, contributed to the significant appreciation of the real against the U.S. dollar. Accordingly, the exchange rate was R$2.3504: US$1 as of June 30, 2005, while at the end of March it was R$ 2.6662:US$1.

The country risk measured by the Emerging Markets Bond Index - EMBI reached 411 base points at June 30, down from 456 base points at the end of March 2005.

MACROECONOMIC INDICES

                                   2ND Q./05     1ST Q./05     2ND Q./04    1ST SEM./05    1ST SEM./04
                                  -----------   -----------   -----------   -----------   -------------
CDI                                       4.6%          4.2%          3.7%          8.9%            7.5%
Exchange Rate                           -11.8%          0.4%          6.8%        -11.5%            7.6%
Exchange Rate (Quotation in R$)        2.3504        2.6662        3.1075        2.3504          3.1075
IGPM                                      0.2%          1.5%          3.9%          1.5%            6.9%
Savings (TR + 6% p.a.)                    2.3%          2.1%          1.9%          4.4%            3.8%

13   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

MANAGERIAL FINANCIAL MARGIN
The managerial interest margin of Itau reached R$ 3,305 million in the second quarter of 2005, growing by R$ 318 million from the prior quarter.

The expansion in the loan portfolio, together with the mix change, was the reason behind the R$ 386 million growth in the financial margin from banking transactions in the quarter, representing a significant contribution to net income for the period.

The volume of funds allocated to loans and financing, including endorsements and sureties, totaled R$ 58,647 million as of June 30, 2005, or a R$ 1,633 million increase from the closing balance of the first quarter.

Loan transactions to individual customers stand out in the period, posting a 9.9% increase. The vehicle financing portfolio grew by R$ 930 million, followed by personal loans and credit cards, up R$ 810 million and R$ 326 million, respectively.

Similarly, loan transactions to micro, small and mid-sized companies increased by 6.4% in the quarter, leading to a R$ 579 million growth in the portfolio balance.

The corporate loan portfolio balance, however, was adversely impacted by the appreciation of the real against the dollar, since a significant portion of transactions carried out in this segment is denominated in, or linked to, foreign currencies. Accordingly, the portfolio balance dropped by 4.0%, which is equal to a R$ 910 million reduction in the volume of transactions. Treasury financial margin totaled R$ 147 million, declining by R$ 88 million compared to the prior quarter. This quarter, we saw a reflection of the strategies that involved both the instruments whose results are affected by marking to market (as, for example, derivatives), and other products whose accounting results are not affected by marking to market (for example, funding and securities available for sale and/ or held to maturity), which will occur in the course of time. In addition to this lack of symmetry in results, a lower profit was obtained from long positions in securities and derivatives linked to the IGP-M.

As a result of the factors above, the annualized rate of the financial margin reached 13.6%, significantly above the 12.9% rate seen in the prior quarter.

NET INTEREST MARGIN ANALYSIS                                          R$ Million

                                                              2ND Q./05     1ST Q./05    1ST SEM./05   1ST SEM./04
                                                             -----------   -----------   -----------   -----------
Managerial Financial Margin (A)                                    3,305         2,986         6,291         4,870

Average Balance from Operations (B)                               96,914        92,804        94,687        81,605
  Average Cash and Cash Equivalents + Short-Term
  Interbank Deposits + Securities - Money Market
  Funding - Derivative Financial Instruments                      34,453        33,843        34,162        33,924
  Average Interbank and Interbranch Accounts                      12,519        11,405        11,972         9,408
  Average Net Foreign Exchange Portfolio                            (179)         (198)         (202)         (151)
  Average Net Loans                                               50,122        47,754        48,754        38,424

Annual Average Ratio of Managerial Financial Margin = A/B           13.6%         12.9%         13.3%         11.9%

Obs: The average balance for the quarter is the arithmetical average of the balance on the last day of both the current quarter and the previous quarter. The average balance for the semester is the arithmetical average of the balance on the last day of the three previous quarters ((Dec+Mar+Jun)/3).

14   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

RESULTS FOR LOAN AND LEASE LOSSES
The expense for the provision for loan and leases losses totaled R$ 681 million in the second quarter of 2005, which corresponds to a 9.9% reduction in relation to the expense of the previous quarter.

If, however, we disregard the expense of R$ 150 million in the first quarter of 2005, associated with the expansion of the balance of the provision in excess of the minimum required by the banking authorities, we find that the expense for provision for loan and lease losses increased 12.4%, between the quarters, that is, an additional R$ 75 million.

This increase is basically associated with the alteration in the mix of the loan portfolio carried out by Itau over the last few quarters. The commercial focus given to the loan products with wider margins - but which at the same time show a greater credit risk - contributed towards the increase in expense associated with specific provisions, particularly for transactions carried out with private individual customers. This new level of expense for specific provisions was already expected and is fully in line with the strategy defined by the Bank's management. Accordingly, the increase in the delay in nonperforming loans resulted in a 24.7% increase in expenses for specific provisions, which added up to R$ 663 million in the second quarter of 2005. This increase was partly offset by the reversal of general provisions. This quarter, Itau started to take into consideration the prerogative established by Resolution 2682, with respect to the vehicle finance portfolio, which makes it possible to segregate different transactions of the same customer at different levels of risk, taking into consideration the collateral offered by the customer. Accordingly, part of the general provisions previously set up was reversed, since the tangible guarantee represented by the vehicles was now taken into consideration in evaluating the transactions. The positive impact on results brought by this change was roughly R$ 89 million, net of the tax effects, between the quarters. It is important to point out that this change was made after an evaluation that found that the level of provision for vehicle finance transactions was extremely high in relation to the historical averages, in that the risk from these transactions was being associated with the credit risk of other transactions that did not have tangible collateral.

ANALYSIS OF RESULTS FROM POSSIBLE LOAN LOSSES                         R$ Million

                                                           2ND Q./05                                    1ST Q./05
                                           -----------------------------------------    -----------------------------------------
                                           INDIVIDUALS     BUSINESSES       TOTAL       INDIVIDUALS     BUSINESSES       TOTAL
                                           -----------    -----------    -----------    -----------    -----------    -----------
(Increase)/Generic Reversal                        (11)            (7)           (18)           (55)           (19)           (74)
(Increase)/Specific Reversal                      (552)          (111)          (663)          (452)           (79)          (532)
Subtotal (Increase)/Reversal                      (563)          (118)          (681)          (507)           (97)          (606)
Exceeding Provision                                                                -                                         (150)
Expenses for Provision for Loan Losses                                          (681)                                        (756)
Credits Recoveries and Renegotiated                                              190                                          162
Result from Loan Losses                                                         (491)                                        (594)

                                                           VARIATION
                                           -----------------------------------------
                                           INDIVIDUALS     BUSINESSES       TOTAL
                                           -----------    -----------    -----------
(Increase)/Generic Reversal                         44             12             56
(Increase)/Specific Reversal                      (100)           (32)          (132)
Subtotal (Increase)/Reversal                       (56)           (21)           (75)
Exceeding Provision                                                              150
Expenses for Provision for Loan Losses                                            75
Credits Recoveries and Renegotiated                                               28
Result from Loan Losses                                                          103

The income arising from credits recoveries and renegotiated previously written off reached R$ 190 million in the second quarter of 2005, which corresponds to an increase of 17.2% in relation to the recoveries in the previous quarter. Essentially, the increase in the recovery of loans previously written off is associated with the effort made to renegotiate overdue debts.

NON PERFORMING LOANS                                                  R$ Million

                                            JUN 30, 05     MAR 31, 05     DEC 31, 04
                                           -----------    -----------    -----------
Total Non Performing Loans (a)                   1,593          1,491          1,388
Provision for Loan and Lease Losses             (3,242)        (3,288)        (3,054)
Credit Portfolio (b)                            52,348         50,980         47,407
NPL Ratio [ (a) / (b) ] x 100                      3.0%           2.9%           2.9%

(a) Loans overdue more than 60 days and without generation of revenues on the accrual method.
(b)  Endorsements and Sureties not included.

The overall level of Itau's nonperforming loans reached 3.0% in the second quarter of 2005, compared to 2.9% in the previous quarter.

The percentage of nonperforming loans to private individual customers reached 5.2% in the quarter, a positive change in relation to the 5.6% seen in the previous quarter.

On the other hand, the level of nonperforming loans to corporate customers reached 1.1% in the second quarter of 2005, compared to 0.8% in the previous quarter. The growth in nonperforming loan transactions, particularly transactions with customers from the micro, small and medium business segment, and the effect of the appreciation of the real on foreign currency loan assets - which reduced by 2.4% the

15   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

balance of the portfolio of corporate customers, including directed lending - were responsible for the rise in this level.

The coverage ratio of the balance of allowances for loan losses over the balance of transactions that have ceased to accrue revenues reached 203.5% at June 30, 2005.

ABNORMAL PORTFOLIO (*)                                                R$ Million

                              JUN 30, 05     MAR 31, 05     DEC 31, 04
                             -----------    -----------    -----------
Abnormal Portfolio                 3,185          2,956          2,478
Total Allowance                   (3,242)        (3,288)        (3,054)
Excess of Allowance                   57            332            575

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

COVERAGE RATIO (*)

                              [CHART APPEARS HERE]

  JUN 30,    SEP 30,    DEC 31,    MAR 31,    JUN 30,    SEP 30,    DEC 31,    MAR 31,    JUN 30
    03         03         03         04         04         04         04         05         05
  -------   --------   --------   --------   --------   --------   --------   --------   --------
      173%       189%       198%       202%       204%       210%       220%       221%       203%

(*)  Provision for Loan and Lease Losses / Total Non Performing Loans

MOVEMENTS OF CREDIT PORTFOLIO

                                                                      R$ Million

                                       2ND Q./05                                    1ST Q./05
                       -----------------------------------------    -----------------------------------------
                       INDIVIDUALS     BUSINESSES       TOTAL       INDIVIDUALS     BUSINESSES       TOTAL
                       -----------    -----------    -----------    -----------    -----------    -----------
Previous Balance            22,649         28,331         50,980         20,181         27,226         47,407
New Contracts                7,136         13,787         20,923          6,915         12,417         19,332
Accrual/ Movements          (1,381)        (2,355)        (3,737)        (1,438)          (876)        (2,314)
Settlement                  (3,040)       (12,062)       (15,101)        (2,637)       (10,288)       (12,925)
Write-off                     (657)           (60)          (717)          (372)          (149)          (521)
Final Balance               24,707         27,641         52,348         22,649         28,331         50,980

MOVEMENTS OF PROVISION FOR LOAN LOSSES                                R$ Million

                                                                            2ND Q./05
                                                     --------------------------------------------------------
                                                                                    EXCEEDING
                                                     INDIVIDUALS     BUSINESSES     ALLOWANCE        TOTAL
                                                     -----------    -----------    -----------    -----------
Previous Balance                                          (1,619)          (519)        (1,150)        (3,289)
New Contracts                                               (378)          (196)             -           (574)
Risk Level Transfer                                         (461)           (97)             -           (559)
Accrual/ Movements                                            14             25              -             40
Settlement                                                   262            149              -            411
Exceeding Allowance
                                                               -              -              -              -
Total                                                       (564)          (118)             -           (681)
--------------------------------------------------   -----------    -----------    -----------    -----------
Write-off                                                    657             60              -            717
Exchange Variation on the Provision Balance Abroad             -             10              -             10
Final Balance                                             (1,525)          (568)        (1,150)        (3,242)

                                                                             1ST Q./05
                                                     --------------------------------------------------------
                                                                                    EXCEEDING
                                                     INDIVIDUALS     BUSINESSES     ALLOWANCE        TOTAL
                                                     -----------    -----------    -----------    -----------
Previous Balance                                          (1,484)          (569)        (1,000)        (3,054)
New Contracts                                               (324)          (149)             -           (473)
Risk Level Transfer                                         (479)           (96)             -           (576)
Accrual/ Movements                                            87             21              -            108
Settlement                                                   209            125              -            335
Exceeding Allowance
                                                               -              -           (150)          (150)
Total                                                       (507)           (99)          (150)          (756)
--------------------------------------------------   -----------    -----------    -----------    -----------
Write-off                                                    372            149              -            521
Exchange Variation on the Provision Balance Abroad             -              -              -              -
Final Balance                                             (1,619)          (519)        (1,150)        (3,289)

16   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

BANKING SERVICE FEES
                                                                      R$ Million

                                                     2ND Q./05   1ST Q./05   VARIATION
                                                     ---------   ---------   ---------
Resources Management                                       415         398          17
   Mutual Fund Management Fees                             402         385          18
   Income from Administration of Consortium                 13          13          (0)
Current Account Services                                   355         349           6
Credit Operations and Guarantees Provided                  297         271          26
   Credit Operations                                       273         247          26
   Income from Guarantees Provided                          24          23           0
Collection Services                                        193         209         (16)
   Collection                                               97          95           1
   Interbank Fees (Bills, Checks and Documents)             50          49           1
   Tax Collection                                           46          65         (19)
Credit Cards                                               459         437          22
Outros                                                     134         131           2
   Foreign Exchange Services                                 7          12          (5)
   Brokerage Services                                       26          28          (2)
   Income from Inquiries of the Serasa Databases            43          39           4
   Custody Services and Managed Portfolios                  17          11           6
   Other Services                                           40          41          (0)
-------------------------------------------------    ---------   ---------   ---------
  Total                                                  1,852       1,794          58
-------------------------------------------------    ---------   ---------   ---------

In the second quarter of 2005, Banking Service Fees totaled R$ 1,852 million, which represents a growth of R$ 58 million over the R$ 1,794 million of the previous quarter.

Compared to Non-Interest Expenses, Banking Service Fees showed a coverage index of 72%, against 76% in the previous quarter. Taking only Personnel Expenses into consideration, the coverage index reached 191%, against 188% in the first quarter.

In the second quarter of 2005, fees from Credit Operations stood out, with a significant increase of 11% from R$ 247 million in the first quarter to R$ 273 million. This growth is related to the increase in the volume of vehicle financings, leasing transactions, and consumer finance.

BANKING SERVICE FEES COVERAGE INDEX OVER NON-INTEREST EXPENSES

                              [CHART APPEARS HERE]

                             3.Q./03    4.Q./03    1.Q./04    2.Q./04    3.Q./04    4.Q./04    1.Q./05    2.Q./05
                            --------   --------   --------   --------   --------   --------   --------   --------
Non Interest Expenses             58%        56%        64%        67%        69%        72%        76%        72%
Personnel Expenses               154%       162%       182%       184%       179%       198%       188%       191%

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Non-Interest Expenses (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

The increase in Credit Card revenues, which totaled R$ 459 million in the second quarter, against the R$ 437 million of the previous quarter, is due mainly to the growth of the customer base and to the greater volume of transactions in the period, as detailed in the analysis of segments.

The change in Tax Collection Revenues is a result of the seasonal effect of receipt of taxes such as IPVA, IPTU and DPVAT at the beginning of the year.

The R$ 18 million increase in Mutual Fund Management Fees, which totaled R$ 402 million in the second quarter, is a result of the higher average volume of funds under management, associated with the increase in interest rates, which benefited the performance fees.

NUMBER OF ACTIVE CLIENTS(*), BROAD CONCEPT CLIENTS(**) AND CURRENT ACCOUNTS

                              [CHART APPEARS HERE]
                                                                       (Million)

                             DEC.03     MAR.04     JUN.04     SEP.04     DEC.04     MAR.05     JUN.05
                            --------   --------   --------   --------   --------   --------   --------
Active Clients                  11.5       11.7       11.6       11.7       11.8       11.9       11.9
Current Accounts                14.4       14.6       14.8       13.9       13.9       14.1       14.3
Broad Concept Clients           13.9       13.9       13.9       14.3       14.8       15.7       16.0

(*) Conceptually, a client (represented by a CPF/CPNJ number) is considered active if there has been one or more transactions in the current account in the last six months or a not null balance in cash deposit.
(**) Broad concept clients include current account holders and joint parties, savers, clients of credit card, insurance, mortgage, pension plan and Taii, and INSS beneficiaries who receive benefits through the Bank.

17   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NON-INTEREST EXPENSES
                                                                      R$ Million

                                                                                      VARIATION
                                                                                   ---------------
                                                      2ND Q./05      1ST Q./05     2Q./05 - 1Q./05
                                                     -----------    -----------    ---------------
Personnel Expenses                                           972            955                 17
----------------------------------------------       -----------    -----------    ---------------
  Remuneration                                               540            518                 22
  Charges                                                    162            163                 (1)
  Social Benefits                                            148            138                 10
  Training                                                    18              8                 10
  Employee Resignation and Labor Claims                      104            128                (24)
----------------------------------------------       -----------    -----------    ---------------
Other Administrative Expenses                              1,179          1,101                 78
----------------------------------------------       -----------    -----------    ---------------
  Data Processing and Telecommunication                      282            276                  6
  Depreciation and Amortization                              151            145                  6
  Premises                                                   154            147                  6
  Third-Party Services                                       199            193                  6
  Financial System Service                                    90             82                  8
  Advertising, Promotions and Publications                    85             62                 23
  Transportation                                              46             46                  1
  Materials                                                   32             36                 (4)
  Security                                                    34             32                  2
  Legal and Judicial Suit                                     23             18                  5
  Travel Expenses                                             12              9                  3
  Others                                                      72             55                 17
----------------------------------------------       -----------    -----------    ---------------
Other Operating Expenses                                     305            239                 66
----------------------------------------------       -----------    -----------    ---------------
  Provision for contingencies                                150             86                 65
     Tax and Social Securities                                (6)            33                (39)
     Civil Lawsuits                                          130             53                 77
     Others                                                   26              -                 26
  Sales - Credit Cards                                        63             62                  1
  Claims                                                      49             25                 24
  Others                                                      43             66                (24)
----------------------------------------------       -----------    -----------    ---------------
Tax Expenses                                                 117             76                 41
----------------------------------------------       -----------    -----------    ---------------
  CPMF                                                        97             58                 40
  Other taxes                                                 19             18                  1
----------------------------------------------       -----------    -----------    ---------------
Total Non-Interest Expenses                                2,573          2,371                202
----------------------------------------------       -----------    -----------    ---------------
  (-) Itaucred (Vehicle + Credit Cards -
      Non-Account Holders + Taii)                           (356)          (296)               (60)
  (-) Orbitall                                              (159)          (146)               (13)
Total New Ventures Effect                                   (515)          (441)               (73)
----------------------------------------------       -----------    -----------    ---------------
Total Non-Interest Expenses without the effect
of new ventures                                            2,058          1,929                129
----------------------------------------------       -----------    -----------    ---------------

Non-Interest Expenses, which include Personnel Expenses, Other Administrative Expenses, Other Operating Expenses and Tax Expenses for CPMF and Other Taxes, reached R$ 2,573 million in the second quarter of 2005, which represents an increase of R$ 202 million, when compared with the R$ 2,371 million of the first quarter.

New ventures were responsible for an increase of R$ 73 million in Non-Interest Expenses, when compared with the previous quarter, and resulted in expenses of R$ 515 million in the second quarter of 2005, or 19.9% of total expenses.

NON-INTEREST EXPENSES

                              [CHART APPEARS HERE]

                  1ST Q.04   2ND Q.04   3RD Q.04   4TH Q.04   1ST Q.05   2ND Q.05
                  --------   --------   --------   --------   --------   --------
                     1,938      1,927      1,910      2,127      1,929      2,058
Itaucred               185        196        208        273        296        356
Orbitall                57         58         64         91        146        159
                  --------   --------   --------   --------   --------   --------
                     2,180      2,181      2,182      2,491      2,371      2,573
                  ========   ========   ========   ========   ========   ========

18   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

PERSONNEL EXPENSES
Personnel Expenses totaled R$ 972 million, showing an increase over the R$ 955 million of the previous quarter. This increase was mainly due to the larger number of staff and to the lower number of employees on vacation in this quarter.

This increase was partly offset by the expenses for Employee Resignations and Labor Claims, which decreased R$ 24 million, due to the additional indemnity program in the first quarter of 2005 for the termination of employees qualified to retire.

Itau closed the month of June 2005 with 45,602 employees, against 44,992 at the end of March.

OTHER ADMINISTRATIVE EXPENSES

Other Administrative Expenses totaled R$ 1,179 million in the second quarter of 2005, showing an increase of R$ 78 million in relation to the R$ 1,101 million of the previous quarter.

One of the factors for this growth is the seasonal effect of the increase in marketing expenses that usually occurs in the second quarter of each year, accounting for an increase of R$ 23 million, with special mention of the start of the 2005 institutional campaign.

The increases under the headings of Data Processing and Telecommunications, Third Party Services and Other Expenses are derived from the increase in costs with the new ventures.

OTHER OPERATING EXPENSES
In the second quarter of 2005, Other Operating Expenses reached R$ 305 million, an increase of R$ 66 million in relation to the previous quarter. Provisions for Contingencies increased 74% in the quarter, as the result of reviews of the amounts accrued for some civil and tax lawsuits, besides the readjustment of the balance of provisions linked to the minimum salary, which went up 15% in May.

Another item that contributed towards the increase of the Other Operating Expenses was Claims, due to the adoption of a stricter criterion for provisioning.

NUMBER OF EMPLOYEES (*) (**)

                              [CHART APPEARS HERE]

                   JUN/03     SEP/03     DEC/03     MAR/04     JUN/04     SEP/04     DEC/04     MAR/05     JUN/05
                  --------   --------   --------   --------   --------   --------   --------   --------   --------
                    40,808     40,769     41,072     40,720     40,617     40,484     40,341     39,659     40,058
Itaucred             1,454      1,427      1,378      1,338      1,589      1,668      2,163      2,520      2,794
Orbitall                                                                               2,812      2,813      2,750
                  --------   --------   --------   --------   --------   --------   --------   --------   --------
                    42,262     42,196     42,450     42,058     42,206     42,152     45,316     44,992     45,602
                  ========   ========   ========   ========   ========   ========   ========   ========   ========

(*) Includes Orbitall and Intercap bank's sales promotion company since Dec/04. (**) Credicard Banco and FIC, where Itau's share is 50% , are not included. In
     Jun.05 this companies had, respectively, 429 and 1,279 employees.

TAX EXPENSES FOR CPMF AND OTHERS
Tax Expenses for CPMF and Other Taxes totaled R$ 117 million in the second quarter of 2005, showing a significant increase in relation to the R$ 76 million of the previous quarter. The corporate reorganization that took place in this quarter resulted in CPMF expenses of approximately R$ 50 million.

EFFICIENCY RATIO
The efficiency ratio in the second quarter of 2005 was 50.8%, showing a small change from the 49.8% of the previous quarter. This increase in the ratio is associated with the 8.5% rise to be seen in Non-Interest Expenses and shows the impact on operational efficiency from a scenario of expanding business by means of new ventures.

EFFICIENCY RATIO

                              [CHART APPEARS HERE]

                                      1ST Q.04   2ND Q.04   3RD Q.04   4TH Q.04   1ST Q.05   2ND Q.05
                                      --------   --------   --------   --------   --------   --------
Efficiency Ratio -
Previously Published                      58.0%      55.8%      52.5%      45.9%      49.4%      46.5%
Efficiency Ratio - After
Financial Margin Adjustments (*)          58.9%      54.3%      56.8%      48.0%      49.8%      50.8%

(*)  As defined in page 4.

                  Non-Interest Expenses (Personnel Expenses + Other
Efficiency       Administrative Expenses + Other Operating Expenses +
Ratio =                  Tax Expenses for CPMF and Others)
              ------------------------------------------------------------------
                 (Net Interest Income + Banking Service Fees + Partial Result
                       of Insurance, Capitalization and Pension Plans +
                   Other Operating Income - Tax Expenses of PIS/COFINS/ISS)

19   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NETWORK EVOLUTION (*)

                              [CHART APPEARS HERE]

                   JUN/03     SEP/03     DEC/03     MAR/04     JUN/04     SEP/04     DEC/04     MAR/05     JUN/05
                  --------   --------   --------   --------   --------  --------    --------   --------   --------
ATM                 18,533     19,244     20,021     20,133     20,362     20,703     21,150     21,346     21,358
Branches             2,325      2,319      2,321      2,324      2,274      2,262      2,282      2,284      2,290
CSB                    850        861        851        822        800        795        791        792        776
                  --------   --------   --------   --------   --------  --------    --------   --------   --------
                    21,708     22,424     23,193     23,279     23,436     23,760     24,223     24,422     24,424
                  ========   ========   ========   ========   ========  ========    ========   ========   ========

(*)  Includes Banco Itau Buen Ayre and Banco Itau BBA. Not includes Taii.

The number of points of service totaled 24,424 in June 2005, remaining practically unchanged when compared with the 24,422 in March.

In the second quarter of 2005, there was a great expansion in the number of stores of the FIC finance company, which is the result of the association between Itau and the Pao de Acucar Group (CBD); the figure leapt from 3 stores in March 2005 to 84 at the end of June. The target is to reach 250 FIC stores by the end of 2005.

Besides the 84 FIC stores, Taii had 79 outlets of its own, including 9 stores, 53 corners and 17 annexes in the states of Sao Paulo and Rio de Janeiro. The number of Taii's outlets will continue growing, with a forecast of 150 by the end of 2005.

In June 2005, four pilot stores of the association between Itau and Lojas Americanas (LASA) began operations. At the beginning of July 2005, this association was already fully operational and boasted 180 stores, including those that migrated from Facilita, LASA's sales promotion company.

NUMBER OF TAII STORES

                              [CHART APPEARS HERE]

                   JUN/04     SEP/04     DEC/04     MAR/05     JUN/05
                  --------   --------   --------   --------   --------
Own Store                7         14         29         52         79
FIC(CBD)                                                  3         84
                  --------   --------   --------   --------   --------
                         7         14         29         55        163
                  ========   ========   ========   ========   ========

INTERNET BANKING CLIENTS

                                                                    (In million)

                              [CHART APPEARS HERE]

                                 JUN/03     SEP/03     DEC/03     MAR/04     JUN/04     SEP/04     DEC/04     MAR/05     JUN/05
                                --------   --------   --------   --------   --------   --------   --------   --------   --------
Clients who used the service
during the month                     1.5        1.5        1.6        1.6        1.6        1.7        1.7        1.8        1.8
Registered clients                   2.9        3.0        3.2        3.3        3.4        3.5        3.6        3.8        3.9

VOLUME OF SELF-SERVICE TRANSACTIONS                        (Quantity in million)

                         ATM                                            HOME & OFFICE BANKING
-----------------------------------------------------------------------------------------------------------------------------
                                         AUTOMATED                                                      PURCHASE
                 USUAL                  PROGRAMMED                                                     USING DEBIT
  PERIOD      TRANSACTION  WARNING (*)    DEBIT     ITAUFONE  BANKFONE  PC BANKING  INTERNET  ITAUFAX     CARD        TOTAL
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------
2002                  946          192         284       135        40          38       306       11           89      2,043
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------
  1st Q./02           224           27          69        33        10          13        59        3           19        457
  2nd Q./02           225           46          70        38        10          11        71        3           20        494
  3rd Q./02           243           48          72        31        10           9        84        3           23        524
  4th Q./02           254           71          73        33        10           6        92        2           27        569
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------
2003                1,033          586         302       145        41          13       427       10          121      2,677
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------
  1st Q./03           260           67          75        37        10           5        95        2           26        576
  2nd Q./03           248          117          76        36        10           4        99        2           28        621
  3rd Q./03           254          151          75        36        11           3       111        2           30        675
  4th Q./03           271          251          76        36        10           1       121        2           36        805
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------
2004                1,074          692         322       129        36           0       525        8          158      2,943
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------
  1st Q./04           263          237          77        33         9           0       127        2           34        783
  2nd Q./04           258          139          78        32         8           0       130        2           37        686
  3rd Q./04           272          152          81        32         9           0       130        2           40        719
  4th Q./04           280          163          85        32         9           -       137        2           47        754
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------
2005
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------
  1st Q./05           277          156          88        30         9           -       149        2           45        756
  2nd Q./05           272          158          92        29         9           -       157        2           46        765
-----------   -----------  -----------  ----------  --------  --------  ----------  --------  -------  -----------  ---------

(*) Transaction through warning screen on ATM.

20   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

AOLA TRANSACTION
Since March 2005, the amount of participating interest held by Itau in America Online Latin American Inc. (AOLA) has been fully provisioned, and, as a consequence, no negative impact on results should be in the future.

As of June 30, 2005, Itau recorded a R$ 151 million balance in Sundry Other Liabilities, arising from amounts received in advance, in connection with the contract for the provision of services between Itau and America Online Latin American Inc. (AOLA). These amounts are accrued to income as, and when, the expenditure relating to the contracted services takes place. In the second quarter of 2005, R$ 12 million of income were taken to consolidated income.

TAX EXPENSES FOR ISS, PIS AND COFINS
The growth in tax expenses for ISS, PIS and COFINS, which totaled R$ 356 million in the second quarter of 2005 - a 4.6% increase from the prior quarter - was mainly due to the increase in operating activities subject to revenues taxes, such as the provision of services and credit transactions.

                                                                      R$ Million

                   2ND Q./05     1ST Q./04     VARIATION         %
                   ---------     ---------     ---------    ----------
PIS/COFINS              (290)         (275)          (14)          5.2%
ISS                      (66)          (64)           (2)          2.4%
-----------        ---------     ---------     ---------    ----------
Total                   (356)         (340)          (16)          4.6%
-----------        ---------     ---------     ---------    ----------

NON-OPERATING RESULT
The change in non-operating Income from the first to the second quarter of 2005 was a reduction by R$ 7 million, primarily due to provisions for assets not in use, as well as losses on the sale of assets and property.

INCOME TAX AND SOCIAL CONTRIBUTION
The expenses for Income Tax and Social Contribution on Net Income in the second quarter of 2005 amounted to R$ 460 million, in line with the prior quarter.

                                                                      R$ Million

                                                                  2ND Q./05    1ST Q./05    VARIATION
                                                                  ---------    ---------    ---------
Income before Income Tax and Social Contribution                      2,316        1,949          367
---------------------------------------------------------------   ---------    ---------    ---------
Income Tax and Social Contribution at the rates
of 25% and 9%, respectively, (A)                                       (787)        (663)        (125)
---------------------------------------------------------------   ---------    ---------    ---------
(Inclusions) Exclusions and Others (B)                                 (118)         127         (244)
  Exchange Variation on Investments Abroad                             (277)         (13)        (265)
  Interest on Own Capital                                               121          119            2
  Others                                                                 39           21           19
---------------------------------------------------------------   ---------    ---------    ---------
Sub Total (C) = (A) + (B)                                              (905)        (536)        (369)
---------------------------------------------------------------   ---------    ---------    ---------
  Exclusion of Exchange Variation on Investments Abroad (D)             (12)          (3)          (9)
  Exclusion of Tax Effects from Hedge of Investments Abroad (E)         457           71          385
---------------------------------------------------------------   ---------    ---------    ---------
Income Tax and Social Contribution (C)+(D)+(E)                         (460)        (468)           7
---------------------------------------------------------------   ---------    ---------    ---------

Tax credits accounted for 34.6% of net equity at the end of the second quarter of 2005. The increase in this ratio compared to the prior quarter is due to a lower growth in net equity, as a result of the acquisition of treasury stock as part of the sale of Itau's shares by la Caixa. The historical performance of this ratio since December 2000 is shown below.

TAX CREDITS X STOCKHOLDERS' EQUITY (%)

                              [CHART APPEARS HERE]

 DEC/00     JUN/01     DEC/01     JUN/02     DEC/02     JUN/03     DEC/03     JUN/04     DEC/04     JUN/05
--------   --------   --------   --------   --------   --------   --------   --------   --------   --------
    61.0%      59.4%      55.9%      54.5%      57.7%      49.8%      43.3%      38.2%      33.0%      34.6%

EXTRAORDINARY RESULT
The extraordinary results of R$ 50 million in the second quarter of 2005 is basically associated with a provision for operating expenses recorded in connection with the New Credicard Management Agreement, as well as other corporate restructuring actions within the conglomerate.

21   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]          BANCO ITAU HOLDING FINANCEIRA S.A.

                         PRO FORMA FINANCIAL STATEMENTS

                             [GRAPHIC APPEARS HERE]

PRO FORMA FINANCIAL STATEMENTS

ALLOCATED CAPITAL
The pro forma financial statements were adjusted to account for the effects of the capital allocation base on a proprietary model which considers the credit, market and operating risks, as well as the regulatory framework and the level of capital expenditures.

This enabled the computation of the Return on Allocated Capital, which corresponds to a performance measure consistently adjusted to the capital required to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and income statement for the year are based on management information provided by the business units.

The "Corporation" column shows results associated with excess capital and subordinated debt, as well as the equity in the earnings of subsidiary and associated companies not related to the individual segments.

The column also includes Minority Interest in income from subsidiary companies and Extraordinary Gains.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to each segment in proportion to Tier I capital levels, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate revenues arising from allocated capital. Finally, the costs of subordinated debt and related remuneration at market prices were proportionately allocated to the segments in accordance with Tier I allocated capital.

The schedule below describes the changes made for the financial statements to reflect the impacts of the allocation of regulatory capital.

                     ADJUSTMENTS TO THE FINANCIAL STATEMENTS

                              [CHART APPEARS HERE]

     RETURN ON                                                                     RETURN ON
   STOCKHOLDERS'                                                                ALLOCATED TIER I
      EQUITY                 Adjusts in the                The financial            CAPITAL
                          Financial Statements            statements were
    Net Income             to replace the net           adjusted to include        Net Income
--------------------          book value of              allocated capital      ----------------
Stockholders' Equity      Stockholders' Equity            (Tier I and II)       Allocated Tier I
                            and Subordinated            based on proprietary        Capital
                           Debt by funding at            model, as well as
                             market prices.             its revenues (CDI)
                                                        and expenses (cost
                                                          of subordinated
                                                              debt).

23   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS

The following tables are based on the pro forma financial statements of Itaubanco, Itau BBA and Itaucred, using internally generated information, in such a way as to more accurately reflect the activity of the business units.

ON JUNE 30, 2005
                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     -------------------------------------------------------------------
                      ASSETS                          ITAUBANCO      ITAU BBA      ITAUCRED    CORPORATION      ITAU
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
Current and Long-Term Assets                             115,290        38,617        11,652         5,215       141,751
Cash and Cash Equivalents                                  2,020            55             -             0         2,076
Short-term Interbank Deposits                             34,283        13,095             -           264        23,141
 Short-term Interbank Deposits - Intercompany             15,191         8,686             -             -             -
 Other                                                    19,092         4,409             -           264        23,141
Securities                                                19,113         7,979             -         4,294        29,157
Interbank and Interbranch Accounts                        13,087            37             -             0        13,105
Loans                                                     23,848        16,510        11,990             -        52,348
(Allowance for Loan Losses)                               (2,508)         (248)         (487)            -        (3,242)
Other Assets                                              25,446         1,189           149           656        25,167
Permanent Assets                                           2,108            60            60           566         2,794
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS                                             117,397        38,677        11,713         5,781       144,545
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------

                                                                      R$ Million
                                                                             BANCO ITAU HOLDING
                                                     -------------------------------------------------------------------
                   LIABILITIES                        ITAUBANCO      ITAU BBA      ITAUCRED    CORPORATION       ITAU
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
Current and Long-Term Liabilities                        109,945        35,114        10,403         1,930       128,370
Deposits                                                  45,327        18,930             -           563        43,694
 Deposits - Intercompany                                   5,223        15,191             -             -             -
 Other                                                    40,104         3,739             -           563        43,694
Securities Repurchase Agreements                           9,924         3,006         8,444             -        17,888
 Securities Repurchase Agreements - Intercompany           3,463             -             -             -             -
 Other                                                     6,461         3,006         8,444             -        17,888
Funds from Acceptances and Issue of Securities             5,204           621             -             -         5,350
Interbank and Interbranch Accounts                         2,243           306             -             -         2,530
Borrowings                                                 2,310         6,788            14             -         9,111
Derivative Financial Instruments                           1,647         1,544             -             3         1,684
Other Liabilities                                         30,784         3,920         1,946         1,364        35,605
Technical Provisions                                      12,506             -             -             -        12,506
Deferred Income                                               31             9             -             -            40
Minority Interest in Subsidiaries                              -             -             -         1,109         1,109
Allocated Capital Level I                                  7,422         3,554         1,309         2,741        15,027
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES                                        117,397        38,677        11,713         5,781       144,545
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT
                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     -------------------------------------------------------------------
                  2ND QUARTER/05                      ITAUBANCO      ITAU BBA      ITAUCRED    CORPORATION       ITAU
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
Managerial Financial Margin                                2,078           503           521           203         3,305
  . Banking Operations                                     2,010           255           521           206         2,991
  . Treasury                                                 (49)          199             -            (3)          147
  . Management of Foreign Exchange Risk from
  Investments Abroad - net of tax effects                    117            49             -             -           166

Result from Loan Losses                                     (518)           28            (2)            -          (491)
  Provision for Loan and Lease Losses                       (648)           14           (47)            -          (681)
  Credits Recoveries and Renegotiated                        131            14            45             -           190

Net Income from Financial Operations                       1,560           531           519           203         2,814

Other Operating Income / (Expenses)                         (507)         (114)         (181)          (21)         (823)
  Banking Service Fees                                     1,562            96           194            (0)        1,852
  Partial Result of Insurance, Capitalization
  and Pension Plans                                          192             -             -             -           192
  Non-Interest Expenses                                   (2,033)         (176)         (356)           (8)       (2,573)
  Taxes Expenses for ISS, PIS and COFINS                    (276)          (32)          (35)          (12)         (356)
  Equity in the Earnings of Associated Companies              (0)            -             -            (9)           (9)
  Other Operating Income                                      48            (2)           16             9            71

Operating Income                                           1,053           418           338           182         1,990

Non-Operating Income                                          (2)            0             0            (0)           (1)

Income Before Tax                                          1,051           418           339           181         1,989
Income Tax and Social Contribution                          (259)          (62)         (106)          (33)         (460)
Extraordinary Results                                          -             -             -           (50)          (50)
Profit Sharing                                               (97)          (33)           (3)           (1)         (133)
Minority Interests                                             0             -             -           (13)          (13)

 Net Income                                                  695           323           230            85         1,333
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
(ROE) - Return over Level I Allocated Capital               43.1%         41.6%         90.9%         13.0%         40.5%
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
Efficiency Ratio                                            56.4%         31.1%         51.1%          4.2%         50.8%
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

24   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS

ON MARCH 31, 2005
                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     -------------------------------------------------------------------
                      ASSETS                          ITAUBANCO      ITAU BBA     ITAUCRED     CORPORATION       ITAU
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
Current and Long-Term Assets                             117,409        40,843        10,221         4,676       143,404
Cash and Cash Equivalents                                  1,892            71             -             0         1,963
Short-term Interbank Deposits                             33,144        13,519             -           168        22,002
 Short-term Interbank Deposits - Intercompany             14,867         9,797             -             -             -
 Other                                                    18,277         3,722             -           168        22,002
Securities                                                20,300         7,124             -         4,232        29,750
Interbank and Interbranch Accounts                        11,911            39             -             0        11,932
Loans                                                     22,934        17,433        10,612             -        50,980
(Allowance for Loan Losses)                               (2,483)         (265)         (540)            -        (3,288)
Other Assets                                              29,711         2,922           149           275        30,065
Permanent Assets                                           2,186            76            54           682         2,998
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS                                             119,595        40,919        10,275         5,358       146,403
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------

                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     -------------------------------------------------------------------
                   LIABILITIES                        ITAUBANCO      ITAU BBA     ITAUCRED     CORPORATION       ITAU
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
Current and Long-Term Liabilities                        111,972        37,673         9,169         1,454       130,524
Deposits                                                  45,291        19,099             -             -        44,025
 Deposits - Intercompany                                   5,506        14,867             -             -             -
 Other                                                    39,785         4,232             -             -        44,025
Securities Repurchase Agreements                          10,901         3,179         7,753             -        17,367
 Securities Repurchase Agreements - Intercompany           4,291             -             -             -             -
 Other                                                     6,610         3,179         7,753             -        17,367
Funds from Acceptances and Issue of Securities             3,857           884             -             -         3,750
Interbank and Interbranch Accounts                         1,790           313             -             -         2,085
Borrowings                                                 2,624         7,603             -             -        10,229
Derivative Financial Instruments                           2,303           769             -             0         2,243
Other Liabilities                                         33,651         5,828         1,413         1,454        39,271
Technical Provisions                                      11,554             -             -             -        11,554
Deferred Income                                               35            11             -             -            45
Minority Interest in Subsidiaries                              -             -             -         1,205         1,205
Allocated Capital Level I                                  7,588         3,235         1,106         2,699        14,629
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES                                        119,595        40,919        10,275         5,358       146,403
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT
                                                                      R$ Million

                                                                             BANCO ITAU HOLDING
                                                     -------------------------------------------------------------------
                  1ST QUARTER/05                      ITAUBANCO      ITAU BBA      ITAUCRED    CORPORATION       ITAU
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
Managerial Financial Margin                                1,999           345           440           202         2,986
  . Banking Operations                                     1,765           193           440           207         2,605
  . Treasury                                                 131           108             -            (5)          235
  . Management of Foreign Exchange Risk from
  Investments Abroad - net of tax effects                    103            43             -             -           146

Result from Loan Losses                                     (481)           67          (120)          (60)         (594)
  Provision for Loan and Lease Losses                       (577)          (22)         (157)            -          (756)
  Credits Recoveries and Renegotiated                         96            89            38           (60)          162

Net Income from Financial Operations                       1,518           412           321           142         2,392

Other Operating Income / (Expenses)                         (375)          (56)         (140)           95          (475)
  Banking Service Fees                                     1,544            79           172            (1)        1,794
  Partial Result of Insurance, Capitalization
  and Pension Plans                                          206             -             -             -           206
  Non-Interest Expenses                                   (1,936)         (130)         (297)           (7)       (2,371)
  Taxes Expenses for ISS, PIS and COFINS                    (259)          (20)          (30)          (30)         (340)
  Equity in the Earnings of Associated Companies               0             -             -           124           124
  Other Operating Income                                      71            15            16            10           112

Operating Income                                           1,143           356           181           238         1,917

Non-Operating Income                                           7             0             0            (1)            6

Income Before Tax                                          1,150           356           181           236         1,923
Income Tax and Social Contribution                          (318)          (83)          (54)          (13)         (468)
Extraordinary Results                                          -             -             -          (142)         (142)
Profit Sharing                                               (66)          (19)           (6)           (1)          (92)
Minority Interests                                             -             -             -           (81)          (81)
 Net Income                                                  766           255           121             0         1,141
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
(ROE) - Return over Level I Allocated Capital               46.9%         35.4%         51.4%          0.0%         35.1%
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------
Efficiency Ratio                                            54.4%         31.1%         49.7%          4.0%         49.8%
--------------------------------------------------   -----------   -----------   -----------   -----------   -----------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

25   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

FINANCIAL STATEMENTS PER SEGMENT
Below are the balance sheets and statements of income for the Branch Banking, Credit Card - Account Holders, Insurance, Pension Plan and Capitalization segments of Itaubanco, which have been adjusted to reflect the impacts of capital allocation to each segment (pro forma).

ON JUNE 30, 2005
                                                                      R$ Million

                                                                       ITAUBANCO
                                           -----------------------------------------------------------------
                                                            CREDIT CARDS -     INSURANCE,
                                                              ACCOUNTING      PENSION AND
                 ASSETS                    BRANCH BANKING       HOLDERS      CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Current and Long-Term Assets                       96,124            4,828           14,928          115,290
Cash and Cash Equivalents                           2,003               40               19            2,020
Short-term Interbank Deposits                      35,989              591                -           34,283
Securities                                          5,564              615           13,426           19,113
Interbank and Interbranch Accounts                 13,087                -                -           13,087
Loans                                              18,527            2,798                -           23,848
(Allowance for Loan Losses)                        (2,136)            (125)               -           (2,508)
Other Assets                                       23,089              908            1,483           25,446
Permanent Assets                                    1,598              165              216            2,108
----------------------------------------   --------------   --------------   --------------   --------------
TOTAL ASSETS                                       97,722            4,992           15,144          117,397
----------------------------------------   --------------   --------------   --------------   --------------

                                                                       ITAUBANCO
                                           -----------------------------------------------------------------
                                                            CREDIT CARDS -     INSURANCE,
                                                              ACCOUNTING      PENSION AND
              LIABILITIES                  BRANCH BANKING       HOLDERS      CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Current and Long-Term Liabilities                  91,632            4,487           13,713          109,945
Deposits                                           45,062                -                -           45,327
Securities Repurchase Agreements                   10,443                -                -            9,924
Funds from Acceptances and Issue of
Securities                                          5,204                -                -            5,204
Interbank and Interbranch Accounts                  2,243                -                -            2,243
Borrowings                                          2,162              163                -            2,310
Derivative Financial Instruments                    1,632                -               17            1,647
Other Liabilities                                  24,888            4,325            1,189           30,784
Technical Provisions                                    -                -           12,506           12,506
Deferred Income                                        63                -                0               31
Allocated Capital Level I                           6,027              505            1,431            7,422
----------------------------------------   --------------   --------------   --------------   --------------
TOTAL LIABILITIES                                  97,722            4,992           15,144          117,397
----------------------------------------   --------------   --------------   --------------   --------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT

                                                                      R$ Million

                                                                                      ITAUBANCO
                                                     ---------------------------------------------------------------------------
                                                                                                      PORTFOLIO
                                                                                                        UNDER
                                                                   CREDIT CARDS -     INSURANCE,      MANAGEMENT
                                                       BRANCH        ACCOUNTING      PENSION AND      AND MUTUAL
                  2ND QUARTER/05                       BANKING        HOLDERS       CAPITALIZATION      FUNDS       CONSOLIDATED
--------------------------------------------------   -----------   --------------   --------------   ------------   ------------
Managerial Financial Margin                                1,709              234              135              -          2,078
 . Banking Operations                                      1,640              234              135              -          2,010
 . Treasury                                                 (49)                -                -              -            (49)
 . Management of Foreign Exchange Risk from
 Investments Abroad - net of tax effects                     117                -                -              -            117

Result from Loan Losses                                     (468)             (50)               -              -           (518)
  Provision for Loan and Lease Losses                       (568)             (80)               -              -           (648)
  Credits Recoveries and Renegotiated                        101               30                -              -            131

Net Income From Financial Operations                       1,241              185              135              -          1,560

Other Operating Income (Expenses)                           (642)               2               51             82           (507)
  Banking Service Fees                                       757              360               40            405          1,562
  Transfer to Banking                                        191                -                -           (191)             -
  Partial Result of Insurance, Capitalization
  and Pension Plans                                           20                -              172              -            192
  Non-Interest Expenses                                   (1,440)            (336)            (143)          (114)        (2,033)
  Taxes Expenses for ISS, PIS and COFINS                    (195)             (39)             (23)           (18)          (276)
  Equity in the Earnings of Associated Companies              (0)               -                -              -             (0)
  Other Operating Income                                      24               18                5              -             48

Operating Income                                             598              186              186             82          1,053

Non-Operating Income                                          (5)               1                3              -             (2)

Income Before Tax                                            593              187              189             82          1,051
Income Tax and Social Contribution                          (121)             (66)             (44)           (28)          (259)
Profit Sharing                                               (73)              (8)              (4)           (12)           (97)

 Net Income                                                  399              113              141             43            695
--------------------------------------------------   -----------   --------------   --------------   ------------   ------------
(ROE) - Return over Level I Allocated Capital               29.2%           124.5%            45.5%                         43.1%
--------------------------------------------------   -----------   --------------   --------------   ------------   ------------
Efficiency Ratio                                            57.5%            58.7%            43.5%                         56.4%
--------------------------------------------------   -----------   --------------   --------------   ------------   ------------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

26   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

ON MARCH 31, 2005
                                                                      R$ Million

                                                                       ITAUBANCO
                                           -----------------------------------------------------------------
                                                            CREDIT CARDS -     INSURANCE,
                                                              ACCOUNTING      PENSION AND
                 ASSETS                    BRANCH BANKING       HOLDERS      CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Current and Long-Term Assets                      104,899            4,409           13,788          117,409
Cash and Cash Equivalents                           1,884               29               32            1,892
Short-term Interbank Deposits                      34,057              478              637           33,144
Securities                                          7,636              790           11,694           20,300
Interbank and Interbranch Accounts                 11,911                -                -           11,911
Loans                                              23,784            2,774                -           22,934
(Allowance for Loan Losses)                        (2,712)            (439)               -           (2,483)
Other Assets                                       28,339              777            1,425           29,711
Permanent Assets                                    1,896              172              221            2,186
----------------------------------------   --------------   --------------   --------------   --------------
TOTAL ASSETS                                      106,794            4,581           14,009          119,595
----------------------------------------   --------------   --------------   --------------   --------------

                                                                       ITAUBANCO
                                           -----------------------------------------------------------------
                                                            CREDIT CARDS -     INSURANCE,
                                                              ACCOUNTING      PENSION AND
              LIABILITIES                  BRANCH BANKING       HOLDERS      CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Current and Long-Term Liabilities                  99,898            4,124           12,718          111,972
Deposits                                           45,228                -                -           45,291
Securities Repurchase Agreements                   11,725                -                -           10,901
Funds from Acceptances and Issue of
Securities                                          3,857                -                -            3,857
Interbank and Interbranch Accounts                  1,790                -                -            1,790
Borrowings                                          2,624              157                -            2,624
Derivative Financial Instruments                    2,295                -                0            2,303
Other Liabilities                                  32,377            3,967            1,164           33,651
Technical Provisions                                    -                -           11,554           11,554
Deferred Income                                        68                -                0               35
Allocated Capital Level I                           6,829              457            1,291            7,588
----------------------------------------   --------------   --------------   --------------   --------------
TOTAL LIABILITIES                                 106,794            4,581           14,009          119,595
----------------------------------------   --------------   --------------   --------------   --------------

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT
                                                                      R$ Million

                                                                                      ITAUBANCO
                                                     ---------------------------------------------------------------------------
                                                                                                      PORTFOLIO
                                                                                                        UNDER
                                                                   CREDIT CARDS -     INSURANCE,      MANAGEMENT
                                                       BRANCH        ACCOUNTING      PENSION AND      AND MUTUAL
                  1ST QUARTER/05                       BANKING        HOLDERS       CAPITALIZATION      FUNDS       CONSOLIDATED
--------------------------------------------------   -----------   --------------   --------------   ------------   ------------
Managerial Financial Margin                                1,667              209              123              -          1,999
 . Banking Operations                                      1,433              209              123              -          1,765
 . Treasury                                                  131                -                -              -            131
 . Management of Foreign Exchange Risk from
 Investments Abroad - net of tax effects                     103                -                -              -            103

Result from Loan Losses                                     (443)             (38)               -              -           (481)
  Provision for Loan and Lease Losses                       (526)             (51)               -              -           (577)
  Credits Recoveries and Renegotiated                         82               14                -              -             96

Net Income From Financial Operations                       1,224              171              123              -          1,518

Other Operating Income (Expenses)                           (532)               8               51             99           (375)
  Banking Service Fees                                       781              339               36            388          1,544
  Transfer to Banking                                        182                -                -           (182)             -
  Partial Result of Insurance, Capitalization
  and Pension Plans                                           23                -              183              -            206
  Non-Interest Expenses                                   (1,385)            (318)            (144)           (89)        (1,936)
  Taxes Expenses for ISS, PIS and COFINS                    (180)             (37)             (25)           (18)          (259)
  Equity in the Earnings of Associated Companies               0                -                -              -              0
  Other Operating Income                                      45               24                2              -             71

Operating Income                                             692              178              174             99          1,143

 Non-Operating Income                                          2                0                5              -              7

Income Before Tax                                            694              179              179             99          1,150
Income Tax and Social Contribution                          (176)             (63)             (46)           (34)          (318)
Profit Sharing                                               (53)              (6)              (1)            (6)           (66)

 Net Income                                                  465              110              132             59            766
--------------------------------------------------   -----------   --------------   --------------   ------------   ------------
(ROE) - Return over Level I Allocated Capital               30.1%           137.1%            47.5%                         46.9%
--------------------------------------------------   -----------   --------------   --------------   ------------   ------------
Efficiency Ratio                                            55.0%            59.5%            45.4%                         54.4%
--------------------------------------------------   -----------   --------------   --------------   ------------   ------------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

27   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - BRANCH BANKING

The statement of income of the Branch Banking segment of Itaubanco, shown below, is based on Banco Itau's pro forma financial statements.

                                                                      R$ Million

            ITAUBANCO - BRANCH BANKING                2ND Q./05      1ST Q./05      VARIATION
--------------------------------------------------   ------------   ------------   ------------
Managerial Financial Margin                                 1,709          1,667             42
.. Banking Operations                                        1,640          1,433            207
.. Treasury                                                    (49)           131           (180)
.. Management of Foreign Exchange Risk from
Investments Abroad - net of tax effects                       117            103             14

Result from Loan Losses                                      (468)          (443)           (24)
  Provision for Loan and Lease Losses                        (568)          (526)           (43)
  Credits Recoveries and Renegotiated                         101             82             18

Net Income From Financial Operations                        1,241          1,224             17

Other Operating Income (Expenses)                            (642)          (532)          (110)
  Banking Service Fees                                        948            964            (16)
  Result from Op. of Insurance, Capitalization
  and Pension Plans                                            20             23             (3)
  Non-Interest Expenses                                    (1,440)        (1,385)           (55)
  Taxes Expenses for ISS, PIS and COFINS                     (195)          (180)           (15)
  Equity in Income (Losses) of
  Unconsolidated Investments                                   (0)             0             (0)
  Other Operating Income                                       24             45            (21)

Operating Income                                              598            692            (93)

Non-Operating Income                                           (5)             2             (7)

Income Before Tax                                             593            694           (100)
Income Tax and Social Contribution                           (121)          (176)            55
Profit Sharing                                                (73)           (53)           (21)

 Net Income                                                   399            465            (66)

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

In the second quarter of 2005, Itaubanco' Branch Banking segment net income reached R$ 399 million, a R$ 66 million decline compared to the first quarter of the year.

The managerial financial margin of the Branch Banking segment was affected by two factors: the increase in the micro, small and mid-sized company portfolio and individual customer portfolio contributed to a R$ 207 million rise in the banking transaction financial margin. However, this rise was offset by the treasury financial margin, which dropped by R$ 180 million quarter-on-quarter related to strategies that involved both instruments whose results are affected by marking to market (as, for example, derivatives), and other products whose accounting results are not affected by marking to market (for example, funding and securities available for sale and/or held to maturity), which will occur in the course of time. In addition to this lack of symmetry in results, a lower profit was obtained from long positions in securities and derivatives linked to the IGP-M. Finally, fixed interest rates increased, impacting liability positions on interest rate derivatives.

The increase of R$ 43 million in provision for loan and lease expenses is primarily due to the growth in the volume of credit transactions, in particular personal loans and loans to micro, small and mid-sized companies, whose contribution to the margin is higher, but also pose a higher risk.

Branch Banking service fees totaled R$ 948 million, down R$ 16 million from the prior period. The seasonal effect of the collection of taxes such as IPVA, IPTU and DPVAT, with a higher concentration at the beginning of the year, was the reason behind this fall, impacting revenues from tax collection services.

Non-interest expenses reached R$ 1,440 million, representing a R$ 55 million growth compared to the previous quarter. During the quarter, both marketing expenses and provisions for labor and tax contingencies grew, in addition to the increase in personnel expenses, as a result of new employees hired.

The R$ 15 million rise in ISS, PIS and COFINS tax expenses is attributable to the increased level of operating activities in the second quarter of 2005.

Income tax and social contribution on net income expenses totaled R$ 121 million in the second quarter of 2005, representing a decline of R$ 55 million compared to the prior quarter. Such fall is chiefly due to the reduction in taxable income.

28   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

CREDIT CARDS - ACCOUNT HOLDERS

The pro-forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall e Redecard.

                                                                      R$ Million

                                                      2ND Q./05      1ST Q./05      VARIATION
                                                     ------------   ------------   ------------
Managerial Financial Margin                                   234            209             26
Result from Loan Losses                                       (50)           (38)           (12)
 Provision for Loan and Lease Losses                          (80)           (51)           (29)
 Credits Recoveries and Renegotiated                           30             14             16
Net Income from Financial Operations                          185            171             14
Other Operating Income / Expenses                               2              8             (6)
 Service Fees                                                 360            339             21
 Non-Interest Expenses                                       (336)          (318)           (19)
 Tax Expenses for ISS, PIS and COFINS                         (39)           (37)            (3)
 Other Operating Income                                        18             24             (6)
Operating Income                                              186            178              9
 Non-Operating Income                                           1              0              0
Income Before Tax                                             187            178              9
 Income Tax and Social Contribution                           (66)           (63)            (3)
 Profit Sharing                                                (8)            (6)            (2)
Net Income                                                    113            110              4

The net income generated by the Credit Card - Current Account Holders segment reached R$ 113 million in the second quarter of 2005, a 2.8% increase when compared with the previous quarter.

The managerial financial margin showed growth, due to the greater volume of financing, which also had an impact on the allowance for loan losses, generating greater expense on setting up allowances. The greater volume of recovery of credits written off is a result of the greater efforts to collect amounts written off against allowances.

The growth shown by service income was due basically to annual fees and to interchange arising from the continuous expansion in the credit card base and to the larger volume of transactions. Non-interest expenses showed an increase, due basically to the growth mentioned above, and also to higher expenses for labor lawsuits in Orbitall. The change in other operating revenues is derived from the reversal of the provision set up for PIS/ COFINS in the first quarter of 2005.

QUANTITY OF CREDIT CARDS AND MARKET SHARE

                              [CHART APPEARS HERE]

                                       MAR/04  JUN/04  SEP/04  DEC/04  MAR/05  JUN/05
                                       ------  ------  ------  ------  ------  ------
Number of Credit Cards (thousand)       5,951   6,261   6,639   7,085   7,518   7,970
Market Share (%)                         12.1%   12.4%   13.0%   13.5%   13.8%   14.4%

The credit card base itself went up from 7,518 thousand in March 2005 to 7,970 thousand in June 2005, which shows a remarkable growth of 452 thousand cards in the second quarter of this year.

The volume of transactions in the period totaled R$ 4.0 billion, an increase of 9.6% over the previous quarter.

VOLUME OF TRANSACTIONS

                                                                      R$ Million

                              [CHART APPEARS HERE]

    1ST Q./04   2ND Q./04    3RD Q./04   4TH Q./04   1ST Q./05   2ND Q./05
    ---------   ---------    ---------   ---------   ---------   ---------
        2,710       2,996        3,236       4,013       3,636       3,986

In June 2005, Itaucard had a level of active accounts (accounts that are billed) of 81.2%, of which 78.6% carried out transactions in the last month. The average movement in the quarter was R$ 1,085.70 per account.

QUANTITY OF CREDIT CARDS BY BRAND - JUN 30, 05

                              [CHART APPEARS HERE]

                              Diners           1.2%
                              Mastercard      67.6%
                              Visa            31.2%

29   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

The pro forma financial statements below were prepared based on Itau internal management information and are intended to identify the performance of the insurance related businesses.

ON JUNE 30, 2005
                                                                      R$ MILLION

                ASSETS                       INSURANCE       PENSION PLAN    CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Current and Long-Term Assets                        2.265           11.412            1.320           14.928
 Cash and Cash Equivalents                             14                3                3               19
 Securities                                         1.081           11.116            1.302           13.426
 Other Assets                                       1.170              293               16            1.483
Permanent Assets                                      168                5               51              216
----------------------------------------   --------------   --------------   --------------   --------------
TOTAL ASSETS                                        2.433           11.417            1.371           15.144
----------------------------------------   --------------   --------------   --------------   --------------

              LIABILITIES                    INSURANCE       PENSION PLAN    CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Current and Long-Term Liabilities                   2.021           10.564            1.205           13.713
 Technical Provisions - Insurance                   1.150              302                -            1.451
 Technical Provisions - Pension Plan                    1            9.972                -            9.973
 Technical Provisions - Capitalization                  -                -            1.088            1.082
 Other Liabilities                                    870              291              118            1.207
Allocated Capital Level I                             412              853              166            1.431
----------------------------------------   --------------   --------------   --------------   --------------
TOTAL LIABILITIES                                   2.433           11.417            1.371           15.144
----------------------------------------   --------------   --------------   --------------   --------------

STATEMENT OF INCOME OF THE SEGMENT
                                                                R$ MILLION

           2ND QUARTER / 2005                INSURANCE       PENSION PLAN    CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Revenues from Insurance, Pension Plans
and Capitalization                                    460            1.042              220            1.718
 Revenues from Insurance                              460              119                -              579
 Revenues from Pension Plans                            -              922                -              922
 Revenues from Capitalization                           -                -              220              216

Changes in Technical Reserves                         (22)            (537)            (181)            (738)
 Insurance                                            (22)             (22)               -              (45)
 Pension Plans                                          -             (515)               -             (515)
 Capitalization                                         -                -             (181)            (178)

Pension Plan Benefits Expenses                          -             (386)               -             (386)

Earned Premiums                                       437               97                -              535
Result of Pension Plans
and Capitalization                                      -               21               39               59

Retained Claims                                      (285)             (29)               -             (314)
Selling Expenses                                      (90)             (13)              (5)            (108)
Other Operating Income/(Expenses) of
Insurance Operations                                    6               (5)              (1)               0
Financial Margin                                       42               63               39              135
Service Fees                                            -               40                -               40
Non-Interest Expenses                                 (85)             (36)             (22)            (143)
Tax Expenses of ISS, PIS and COFINS                   (14)              (6)              (3)             (23)
Other Operating Income                                  4                1                1                5

Operating Income                                       16              132               47              186

Non-Operating Income                                    3               (3)               3                3

Income Before Income Tax and Social
Contribution                                           19              129               50              189

Income Tax / Social Contribution                       (1)             (32)             (14)             (44)
Profit Sharing                                         (4)              (0)               -               (4)

Net Income                                             14               97               36              141

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.
     The information on VGBL was classified together with the pension plan products
     Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

30   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

ON MARCH 31, 2005
                                                                      R$ Million

                 ASSETS                      INSURANCE       PENSION PLAN    CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Current and Long-Term Assets                        2.224           10.424            1.208           13.788
 Cash and Cash Equivalents                             27                5                0               32
 Securities                                         1.063           10.158            1.194           12.331
 Other Assets                                       1.134              260               14            1.425
Permanent Assets                                      169                6               54              221
----------------------------------------   --------------   --------------   --------------   --------------
TOTAL ASSETS                                        2.393           10.429            1.262           14.009
----------------------------------------   --------------   --------------   --------------   --------------

              LIABILITIES                    INSURANCE       PENSION PLAN    CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Current and Long-Term Liabilities                   1.993            9.662            1.138           12.718
 Technical Provisions - Insurance                   1.128              278                -            1.406
 Technical Provisions - Pension Plan                    1            9.113                -            9.114
 Technical Provisions - Capitalization                  -                -            1.039            1.033
 Other Liabilities                                    864              271               99            1.164
Allocated Capital Level I                             400              767              124            1.291
----------------------------------------   --------------   --------------   --------------   --------------
TOTAL LIABILITIES                                   2.393           10.429            1.262           14.009
----------------------------------------   --------------   --------------   --------------   --------------

STATEMENT OF INCOME OF THE SEGMENT
                                                                      R$ Million

           1ST QUARTER / 2005                INSURANCE       PENSION PLAN    CAPITALIZATION    CONSOLIDATED
----------------------------------------   --------------   --------------   --------------   --------------
Revenues from Insurance, Pension Plans
and Capitalization                                    435              734              194            1.362
 Revenues from Insurance                              435               76                -              511
 Revenues from Pension Plans                            -              659                -              659
 Revenues from Capitalization                           -                -              194              193

Changes in Technical Reserves                           3             (241)            (144)            (382)
 Insurance                                              3               15                -               18
 Pension Plans                                          -             (256)               -             (256)
 Capitalization                                         -                -             (144)            (144)

Pension Plan Benefits Expenses                          -             (395)               -             (395)

Earned Premiums                                       438               91                -              529
Result of Pension Plans and
Capitalization                                          -                7               50               55

Retained Claims                                      (264)             (30)               -             (295)
Selling Expenses                                      (86)             (14)              (8)            (108)
Other Operating Income/
(Expenses) of Insurance Operations                      7               (6)              (1)               1
Financial Margin                                       42               62               26              123
Service Fees                                            -               36                -               36
Non-Interest Expenses                                 (81)             (34)             (30)            (145)
Tax Expenses of ISS, PIS and COFINS                   (14)              (7)              (4)             (25)
Other Operating Income                                  1                1                0                2

Operating Income                                       42              106               32              174

Non-Operating Income                                    2                0                2                5

Income Before Income Tax and
Social Contribution                                    45              107               34              179

Income Tax / Social Contribution                      (11)             (27)             (10)             (46)
Profit Sharing                                         (1)              (0)               -               (1)

Net Income                                             33               79               24              132

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.
     The information on VGBL was classified together with the pension plan products
     Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

31   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

INSURANCE
The pro forma net income of the insurance companies reached R$ 14 million in the second quarter of 2005, showing a reduction, when compared to the R$ 33 million of the previous quarter. This fall is basically related to the increase in expenses for retained claims.

Earned premiums proved to be practically constant in the period. We highlight the earned premiums from automobile insurance, which grew 4.2% in the quarter, and the earned premiums from the life and personal accident line, which grew 6.4% in the quarter; this was offset by a fall due to the seasonal nature of the DPVAT premiums (obligatory automobile insurance), which show a greater volume at the beginning of the year.

Retained claims increased R$ 21 million, rising from R$ 264 million to R$ 285 million in the second quarter of 2005, mainly because of the increased level of claims in the automobile line.

In the charts below, which include the life insurance line of the Life and Pension Plan segment, the breakdown of earned premiums by line of insurance can be seen.

Automobile insurance had a 41.4% share of the total of earned premiums in the second quarter, while the share of the life and personal accident line was 31.4%.

COMPOSITION OF EARNED PREMIUMS

                              [CHART APPEARS HERE]

                            2ND QUARTER / 2005    1ST QUARTER / 2005
                            ------------------    -----------------
         Automobile                       41,4%                40,4%
         Life                             31,4%                30,2%
         Property                         11,9%                12,1%
         Transportation                    4,7%                 4,2%
         Other                            10,6%                13,2%

COMBINED RATIO
The 3.7% increase in the combined ratio referring to insurance operations occurred as a result of the increase in the claim level in the automobile line.

                              [CHART APPEARS HERE]

                                           2ND Q./04   3RD Q./04   4TH Q./04   1ST Q./05   2ND Q./05
                                           ---------   ---------   ---------   ---------   ---------
Insurance Claims / Earned Premiums              50,5%       55,4%       49,7%       51,2%       54,4%
Selling Expenses / Earned Premiums              19,9%       19,4%       19,8%       19,1%       19,4%
Administrative Expenses / Earned Premiums       23,8%       18,9%       23,4%       20,5%       20,7%
                                           ---------   ---------   ---------   ---------   ---------
                                                94.2%       93.7%       92.9%       90.9%       94.6%
                                           =========   =========   =========   =========   =========

Note: The charts for Insurance do not include Itauseg Saude and Gralha Azul Saude, but they do include the life insurance business of Itau Vida e Previdencia S.A.

NUMBER OF POLICIES - MASS PRODUCTS

                              [CHART APPEARS HERE]

                                                                     In Thousand

               06/30/2004  09/30/2004   12/31/2004   03/31/2005  06/30/2005
               ----------  ----------   ----------   ----------  ----------
Automobile            811         828          826          818         798
Life                  952         953        1,039        1,063       1,072
Property              586         565          569          561         557
               ----------  ----------   ----------   ----------  ----------
                    2,349       2,345        2,435        2,443       2,428
               ==========  ==========   ==========   ==========  ==========

The number of life and personal accident policies showed growth, reaching 1,072 thousand policies at the end of the second quarter of 2005.

The number of automobile policies showed a small reduction to a total of 798 thousand policies in the period. The same occurred with the residential products, which totaled 557 thousand policies at the end of the second quarter of 2005.

CLAIM RATIO
The total claim ratio showed an increase, reaching 54% in the second quarter of 2005; this reflected an increase in the claim ratio of the automobile line, partly offset by the reduction in the claim ratio in the property risks line.

                              [CHART APPEARS HERE]

           2ND Q./04   3RD Q./04   4TH Q./04   1ST Q./05   2ND Q./05
           ---------   ---------   ---------   ---------   ---------
                  51%         55%         50%         51%         54%

PRIVATE PENSION PLANS

The pro forma net income of the private pension plan companies reached
R$ 97 million in the second quarter of 2005, a 23.1% increase in relation to the previous quarter. The progress in these results is a reflection of the consistent growth of the technical provisions, particularly in VGBL, with growth of 14.3% in the quarter.

We also highlight the increase of R$ 6 million in earned premiums of the life insurance business.

32   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

PENSION PLAN TECHNICAL PROVISIONS

                                                                      R$ Million

                              [CHART APPEARS HERE]

                          06/30/2004    09/30/2004   12/31/2004    03/31/2005   06/30/2005
                          ----------    ----------   ----------    ----------   ----------
Traditional and Other          1.471         1.548        1.647         1.668        1.685
PGBL                           2.163         2.300        2.480         2.606        2.757
VGBL                           3.354         3.827        4.438         4.840        5.531
                          ----------    ----------   ----------    ----------   ----------
                               6,987         7,675        8,565         9,113        9,973
                          ==========    ==========   ==========    ==========   ==========

The table below shows the technical provisions by product and by guaranteed yield for participants.

TECHNICAL RESERVES BY PRODUCT/GUARANTEE IN 06/30/2005

                                                                      R$ million

                          GUARANTEED YIELD
                   ----------------------------
                   EXCLUSIVE
     PRODUCT         FUNDS      IGP-M      TR     OTHER    TOTAL      %
----------------   ---------   -------    -----   -----   ------    ------
VGBL                   5.531         -        -            5.531      55,5%
PGBL                   2.757         -        -            2.757      27,6%
TRADITIONAL                -     1.571       84       -    1.654      16,6%
DEFINED BENEFIT            -         -       26               26       0,3%
ACCESSORIES                -         -        -       4        4       0,0%
TOTAL                  8.288     1.571      110       4    9.973     100,0%

At the end of the second quarter of 2005, technical provisions reached roughly R$ 10 billion, growing 9.4% in relation to the previous quarter.

At June 2005, the VGBL products accounted for 55.5% of the total of private pension plan technical provisions, while the technical provisions for PGBL represented 27.6% of the total.

Offering the customer greater transparency than the former pension plan products with a defined contribution or a defined benefit, VGBL and PGBL had their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The traditional and defined benefit plans, which have ceased to be marketed by Itau, offered the customer the guarantee of a minimum yield, tied to an index (IGPM or TR). At the end of the second quarter of 2005, their share in the technical provisions was 16.9%.

It should be mentioned that on July 4, 2005, the Official Gazette of the Union published Provisional Measure no. 255/05, which extends the time limit for opting for Definitive Regressive Taxation. Now, customers who contracted an Itau Private Pension Plan or Itau FAPI before December 31, 2004 have until December 30, 2005 to opt for Definitive Regressive Taxation. Customers contracting new plans have until the last business day of the month subsequent to the contract date to choose the form of taxation. For customers' convenience, Itau has made it possible for them to select the form of taxation at branches, Life and Pension Plan service points, and Itau Bankline Internet.

CAPITALIZATION
The pro forma net income of the capitalization companies reached R$ 36 million in the second quarter of 2005, growing 48.3% over the previous quarter.

The higher profit was due to the increase in the financial margin occasioned by the higher CDI interest rate in the period, as well as to lower administrative expenses.

This quarter, we ran the sales campaign for the 2005 St. John Super PIC, which is a capitalization bond with a single payment of R$ 1,000.00. Roughly 67 thousand bonds were marketed during this campaign, which contributed towards the portfolio reaching 3.7 million active bonds, corresponding to R$ 1,082 million in technical provision.

In the last 12 months, cash prizes amounting to R$ 34 million were distributed to 829 customers whose bonds were drawn at random.

The following table shows the changes in the portfolio of capitalization bonds with monthly payments (PIC) and those with a single payment (Super PIC).

NUMBER OF CAPITALIZATION BONDS

                              [CHART APPEARS HERE]
                                                                     In Thousand

              06/30/2004     09/30/2004  12/31/2004    03/31/2005   06/30/2005
              ----------    -----------  ----------    ----------   ----------
  PIC              3.374          3.289       3.182         3.324        3.311
  Super PIC          396            398         413           409          425
              ----------    -----------  ----------    ----------   ----------
                   3,770          3,686       3,596         3,733        3,735
              ==========    ===========  ==========    ==========   ==========

33   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INVESTMENT FUNDS AND MANAGED PORTFOLIO

The pro forma financial statements below were based on Itau internal management information, and are intended to show the performance of the Investment Fund Management area.

                                                                      R$ Million

                                            2ND Q./05    1ST Q./05    VARIATION
                                           ----------   ----------   ----------
Banking Service Fees                              405          388           17
  Mutual Fund Management Fees (*)                 362          349           13
  Brokerage Services                               26           28           (2)
  Custody Services and Managed Portfolios          17           11            6
Transfer for Banking                             (191)        (182)          (8)
Non Interest Expenses                            (114)         (89)         (25)
Taxes Expenses (ISS, PIS and COFINS)              (18)         (18)          (1)

INCOME BEFORE TAX                                  82           99          (16)

Income Tax and Social Contribution                (28)         (34)           6
Profit Sharing                                    (12)          (6)          (5)

NET INCOME                                         43           59          (16)

(*)  Not including income from Pension Plans Funds Management.
Obs:The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses with CPMF and others.

Net Income from Investment Funds and Managed Portfolio totaled R$ 43 million in the second quarter of 2005. The reduction in the segment result is due mainly to the higher Non-Interest Expenses related to the increased expenses for the marketing of funds and civil claims provision.

This increase in Non-Interest Expenses was offset, in part, by the growth of revenues from Funds Management, which were driven by the larger volume of funds under management in this quarter, associated with the increase in the interest rates, which benefited the perfomance fees.

In the second quarter of 2005, Banco Itau Holding maintained its position as one of the largest funds managers in the Brazilian market. The volume of funds under Itau's management at the end of June 2005 reached R$ 105,785 million, which represents a market share of 14.2%, compared to R$ 105,197 million in March.

ITAU CORRETORA
In the second quarter of 2005, Itau Corretora traded a volume of R$ 9.5 billion on Bovespa, showing 31% growth in relation to the second quarter of the previous year. In June 2005, Itau Corretora ranked third among all brokers, with a 6.3% market share.

ASSETS UNDER MANAGEMENT

                              [CHART APPEARS HERE]

                                                                      R$ Billion

                      JUN. 03    SEP. 03    DEC. 03    MAR. 04    JUN. 04    SEP. 04    DEC. 04    MAR. 05    JUN. 05
                     --------   --------   --------   --------   --------   --------   --------   --------   --------
Investment Funds         62.2       66.9       74.2       80.1       82.3       86.4       91.4       96.6       97.7
Managed Portfolios        5.8        5.9        6.9        6.9        7.2        7.3        8.3        8.6        8.1
                     --------   --------   --------   --------   --------   --------   --------   --------   --------
                         68.1       72.8       81.1       87.1       89.6       93.8       99.8      105.2      105.8
                     ========   ========   ========   ========   ========   ========   ========   ========   ========
Market Shares            14.0%      14.0%      13.9%      14.2%      14.1%      14.1%      14.2%      14.5%      14.2%

On the BM&F, Itau Corretora traded 6.0 million contracts during the quarter, taking up from 6th place in 2004 to 4th in 2005.

Through its Home Broker - www.itautrade.com.br -, Itau Corretora traded a volume of R$ 719 million in the second quarter of 2005, with a 9.5% market share, ranking second amongst home brokers in Brazil.

INVESTMENT FUNDS - BY BUSINESS AREA

                              [CHART APPEARS HERE]

                                   JUN. 05    MAR. 05    DEC. 04
                                  --------   --------   --------
             Institutional            30.1%      30.2%      31.4%
             Retail                   26.3%      26.4%      26.8%
             Personnalit,             20.7%      19.9%      19.5%
             Companies                13.5%      14.6%      13.9%
             Private                   9.3%       8.9%       8.4%

34   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAU BBA

We set out below the pro forma income statement of Itau BBA.

                                                                      R$ Million

             ITAU BBA                       2ND Q./05    1ST Q./05    VARIATION
------------------------------------       ----------   ----------   ----------
Managerial Financial Margin                       503          345          158
.. Banking Operations                              255          193           61
.. Treasury                                        199          108           91
.. Management of Foreign
  Exchange Risk from Investments
  Abroad - net of tax effects                      49           43            6

Result from Loan Losses                            28           67          (39)
Provision for Loan and Lease Losses                14          (22)          36
Credits Recoveries and Renegotiated                14           89          (75)

Net Income from Financial Operations              531          412          119

Other Operating Income / (Expenses)              (114)         (56)         (58)
Banking Service Fees                               96           79           17
Result from Operations of Insurance,
Capitalization and Pension Plans                    -            -            -
Despesas nao Decorrentes de Juros                (176)        (130)         (46)
Non-Interest Expenses                             (32)         (20)         (12)
Equity in the Earnings of
Associated Companies                                -            -            -
Other Operating Income                             (2)          15          (17)

Operating Income                                  418          356           62
Non-Operating Income                                0            0            0

Income before Tax                                 418          356           62
Income Tax and Social Contribution                (62)         (83)          21
Extraordinary Results                               -            -            -
Profit Sharing                                    (33)         (19)         (14)

  Net Income                                      323          255           69

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

During the second quarter of 2005, Itau BBA recorded a managerial financial margin of R$ 503 million, a 45.9% increase compared to the managerial financial margin of R$ 345 million in the prior period.

With respect to banking services, which totaled R$ 255 million in the second quarter, the R$ 61 million growth was driven by increased gains on credit transactions, in particular structured, higher value-added transactions, and exchange transactions.

As to treasury transactions, the R$ 199 million result reflects Itau BBA's activities in the domestic and international markets, in particular (i) the expansion of its risk positions in local debt transactions, as well as transactions involving various exchange parities, and (ii) more sophisticated transactions, both in arbitrage and sovereign debt-related derivatives.

Also significant was the impact of the increase in interest rates by the Brazilian Central Bank during the second quarter on the remuneration of capital allocated to both banking and treasury transactions.

As regards the results for loan losses, noteworthy was the outstanding quality level of the loan portfolio - 98% of the loans are rated AA, A and B pursuant to the criteria set out in Resolution 2682 of the Brazilian Central Bank. During the second quarter, this provision was decreased by R$ 28 million, as a result of reassignments of risk ratings, credit recoveries and effects of exchange rate variation. It should be pointed out that in the prior period, the bank recorded a R$ 67 million recovery arising from the recovery of previously written-off credits.

In this context, gross revenues from financial intermediation, in the amount of R$ 531 million, increased 29,0% quarter-on-quarter.

Service revenues in the quarter totaled R$ 96 million, up 21.8% from the prior period, chiefly arising from (i) cash management services, and (ii) commissions received on account of Itau BBA's dealings in the debt and equity capital markets.

Non-interest expenses, amounting to R$ 176 million, increased by 23.9% when compared to the first quarter of 2005, primarily as a result of (i) accelerated amortization of software in the amount of R$ 20 million, and (ii) data processing costs, including at the branches, arising from the increase in corporate clients' transactions.

Other operating revenues decreased by R$ 17 million from the prior quarter, due to the accounting reclassification of the reversal of the provision for social contribution, recorded in the first quarter of 2005, in the amount of R$ 10 million, to the income tax and social contribution on net income line. Income tax and social contribution expenses totaled R$ 62 million in the second quarter, a 25.2% decline compared to the prior period, including the effect of the reclassification mentioned above.

As a result of the above, the pro forma net income of Itau BBA reached
R$ 323 million in the second quarter of 2005, increasing by 27.0% from the first quarter, contributing to an annualized return on allocated capital (Tier I) of 41.6% in the period.

35   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

The following tables are based on the pro forma financial statements of Itaucred, using internally generated information, intended to reflect the activity of the business units more accurately.

                                                                      R$ Million

                                                            CREDIT CARDS -
                                                             NON-ACCOUNT
             2ND QUARTER/05                   VEHICLES         HOLDERS            TAII           ITAUCRED
----------------------------------------   --------------   --------------   --------------   --------------
NET INTEREST MARGIN                                   277              220               24              521

  Result from Loan Losses                              55              (56)              (0)              (2)
   Provision for Loan and Lease Losses                 21              (66)              (1)             (47)
   Credits Recoveries and Renegotiated                 34               10                1               45

 NET INCOME FROM FINANCIAL OPERATIONS                 331              164               23              519

 OTHER OPERATING INCOME (EXPENSES)                    (65)             (88)             (28)            (181)
   Banking Service Fees                                80              112                3              194
   Partial Result of Insurance,
   Capitalization and Pension Plans                     -                -                -                -
   Non-Interest Expenses                             (129)            (198)             (30)            (356)
   Taxes Expenses for ISS,
   PIS and COFINS                                     (20)             (14)              (1)             (35)
   Equity in Income (Losses)
   of Unconsolidated Investments                        -                -                -                -
   Other Operating Income                               4               12                0               16

 OPERATING INCOME                                     267               77               (5)             338
  Non-Operating Income                                 (0)               0               (0)               0

 INCOME BEFORE TAX                                    267               77               (5)             339
 Income Tax and Social Contribution                   (85)             (24)               2             (106)
 Extraordinary Results                                  -                -                -                -
 Profit Sharing                                        (2)              (1)              (0)              (3)
 Minority Interests                                     -                -                -                -

   NET INCOME                                         180               52               (3)             230
----------------------------------------   --------------   --------------   --------------   --------------
(ROE) - Return over Level I
Allocated Capital                                   115.1%            76.0%            -9.1%            90.9%
----------------------------------------   --------------   --------------   --------------   --------------
Efficiency Ratio                                     37.7%            59.8%           118.4%            51.1%
----------------------------------------   --------------   --------------   --------------   --------------

                                                                      R$ Million

                                                            CREDIT CARDS -
                                                             NON-ACCOUNT
             1ST QUARTER/05                   VEHICLES         HOLDERS            TAII           ITAUCRED
----------------------------------------   --------------   --------------   --------------   --------------
NET INTEREST MARGIN                                   228              197               15              440

 Result from Loan Losses                              (61)             (55)              (4)            (120)
   Provision for Loan and Lease Losses                (88)             (66)              (4)            (157)
   Credits Recoveries and Renegotiated                 27               10                1               38

 NET INCOME FROM FINANCIAL OPERATIONS                 167              142               12              321

 OTHER OPERATING INCOME (EXPENSES)                    (56)             (65)             (19)            (140)
   Banking Service Fees                                71              100                1              172
   Partial Result of Insurance,
   Capitalization and Pension Plans                     -                -                -                -
   Non-Interest Expenses                             (114)            (164)             (19)            (297)
   Taxes Expenses for ISS, PIS and COFINS             (17)             (13)              (1)             (30)
   Equity in Income (Losses) of
   Unconsolidated Investments                           -                -                -                -
   Other Operating Income                               5               11                0               16

 OPERATING INCOME                                     111               77               (7)             181
 Non-Operating Income                                   -                0               (0)               0

 INCOME BEFORE TAX                                    111               77               (7)             181
 Income Tax and Social Contribution                   (33)             (24)               3              (54)
 Extraordinary Results                                  -                -                -                -
 Profit Sharing                                        (5)              (1)              (0)              (6)
 Minority Interests                                     -                -                -                -

   NET INCOME                                          73               52               (4)             121
----------------------------------------   --------------   --------------   --------------   --------------
(ROE) - Return over Level I
Allocated Capital                                    47.3%            86.2%           -19.8%            51.4%
----------------------------------------   --------------   --------------   --------------   --------------
Efficiency Ratio                                     40.0%            55.2%           122.2%            49.7%
----------------------------------------   --------------   --------------   --------------   --------------

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

36   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

VEHICLES

The Vehicle segment of Itaucred posted a net income of R$ 180 million in the second quarter of 2005, increasing by 147.8% from the prior quarter.

Two main drivers were behind such increase. First, the significant growth in the volume of the loan portfolio represented a positive contribution to the segment managerial financial margin, which reached R$ 277 million in the second quarter of 2005, growing by 21.5% compared to the prior period.

Second, the bank adopted the option provided for in Resolution 2682 of the Brazilian Central Bank regarding the risk rating of transactions carried out by a single customer, whereby different ratings may be assigned according to the characteristics of the collateral, in particular their sufficiency and liquidity. The decision was taken because the provision balance was extremely high in the light of historical information, as the risk associated with non-guaranteed transactions was driving the risk assessment of transactions backed by collateral.

Following the adoption of this option, a portion of general provisions previously recorded for vehicle financing transactions was reversed, considering that the vehicle itself represents a real guarantee. As a result, the provision for loan losses line recorded for this segment amounted exceptionally to income of R$ 21 million in the second quarter of 2005, versus R$ 88 million expense in the prior quarter.

Finally, the growth in operating activities led to increased tax expenses, in particular income tax and social contribution on net income, which rose by R$ 52 million quarter-on-quarter.

CREDIT CARDS - NON-ACCOUNT HOLDERS
The net income generated by the Credit Cards - Non Current Account Holders segment reached R$ 52 million in the second quarter of 2005, remaining unchanged in relation to the previous quarter.

The managerial financial margin showed growth, due to the greater volume of financing.

Service income showed growth, basically from annual fees and interchange fees, due to the greater expansion of the credit card base and to the larger volume of transactions, which also had an impact on non-interest expenses. The increase in the latter was mainly from data processing, advertising and publicity, selling expenses, and expenses with structuring the credit card operations of Financeira Itau-CBD.

The credit card base went up from 3,646 thousand in March 2005 to 3,833 thousand in June 2005, showing an increase of 5.1% in the second quarter of this year.

QUANTITY OF CREDIT CARDS

                                                                   (in thousand)

                              [CHART APPEARS HERE]

                     MAR/04   JUN/04   SEP/04   DEC/04   MAR/05  JUN/05
                     ------   ------   ------   ------   ------  ------
        Itaucard      5,951    6,261    6,639    7,085    7,518   7,970
        Credicard     2,308    2,413    2,438    3,596    3,646   3,833
                     ------   ------   ------   ------   ------  ------
                      8,259    8,674    9,077   10,680   11,163  11,802
                     ======   ======   ======   ======   ======  ======

With its participating interest in Credicard, Itau continues to hold the leadership of the credit card market in Brazil, with a 21.3% market share.

MARKET SHARE (%)

                              [CHART APPEARS HERE]

                     MAR/04   JUN/04   SEP/04   DEC/04   MAR/05  JUN/05
                     ------   ------   ------   ------   ------  ------
        Itaucard       12.1%    12.4%    13.0%    13.5%    13.8%   14.4%
        Credicard       4.7%     4.8%     4.8%     6.8%     6.7%    6.9%
                     ------   ------   ------   ------   ------  ------
                       16.9%    17.2%    17.8%    20.3%    20.6%   21.3%
                     ======   ======   ======   ======   ======  ======

The proportional volume of transactions in the same period totaled
R$ 2.6 billion, an increase of 11.1% in relation to the previous quarter.

VOLUME OF TRANSACTIONS

                                                                      R$ Million

                              [CHART APPEARS HERE]

   1ST Q./04    2ND Q./04    3RD Q./04    4TH Q./04    1ST Q./05    2ND Q./05
  ----------   ----------   ----------   ----------   ----------   ----------
       1,254        1,391        1,477        2,397        2,313        2,571

TAII
Taii, a newly implemented Itau brand to offer credit products to low-income customers, has performed well, in line with the original plans. Taii's credit portfolio balance amounted to R$ 1,075 million at the end of June 2005, growing by 22.1% in relation to the prior quarter. At present, the segment contribution to net income is still negative, as the operation is still consolidating the brand and expanding the network.

37   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]          BANCO ITAU HOLDING FINANCEIRA S.A.

                               BALANCE BY CURRENCY

                             [GRAPHIC APPEARS HERE]

ANALYSIS OF THE CONSOLIDATED BALANCE SHEET

BALANCE BY CURRENCY (*)
The Balance Sheet by Currencies shows the balances linked to the local and foreign currencies. At June 30, 2005, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 1,315 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects of this position. As the profit from exchange rate variation on investments abroad is not taxed, it constitutes a hedge (a liability in foreign currency derivatives) greater in volume than the protected asset, such that the profit from total foreign currency exposure, net of tax effects, is consistent with the strategy for low exposure to this risk adopted by Banco Itau Holding Financeira S.A.

                                                                      R$ Million

                                                                              JUN 30, 05                                MAR 31, 05
                                                --------------------------------------------------------------------   -----------
                                                                         BUSINESS IN BRAZIL                            BUSINESS IN
                                                               ---------------------------------------                   BRAZIL
                                                                                LOCAL        FOREIGN      BUSINESS       FOREIGN
                   ASSETS                       CONSOLIDATED      TOTAL        CURRENCY     CURRENCY       ABROAD       CURRENCY
---------------------------------------------   ------------   -----------   -----------   -----------   -----------   -----------
   Cash and Cash Equivalents                           2.076         1.793         1.690           103           284            93
   Short-term Interbank Deposits                      23.141        16.319        16.061           258         7.562           150
   Securities                                         29.157        22.118        21.186           933        10.400           751
   Loan and Leasing Operations                        49.106        44.744        41.020         3.724         6.031         3.925
   Other Assets                                       38.272        37.130        29.315         7.815         1.929         8.275
    Foreign Exchange Portfolio                        12.042        12.693         5.020         7.673             0         8.131
    Other                                             26.230        24.438        24.296           142         1.929           144
   Permanent Assets                                    2.794         8.599         2.270         6.329           528         6.900
    Investments in                                       727         6.606           277         6.329           454         6.900
    Fixed Assets                                       1.858         1.817         1.817             0            57             0
    Deferred Expenses                                    210           177           177             0            17             0
TOTAL ASSETS                                         144.545       130.705       111.542        19.163        26.735        20.094
   DERIVATIVES - CALL POSITIONS
    Futures                                                                                     12.387                       4.348
    Options                                                                                      3.619                       2.769
    Swaps                                                                                        3.249                       4.493
    Other                                                                                          641                         751
---------------------------------------------   ------------   -----------   -----------   -----------   -----------   -----------
   TOTAL ASSETS AFTER ADJUSTMENTS (a)                                                           39.059                      32.455
---------------------------------------------   ------------   -----------   -----------   -----------   -----------   -----------

                                                                             JUN 30, 05                                MAR 31, 05
                                                --------------------------------------------------------------------   -----------
                                                                         BUSINESS IN BRAZIL                            BUSINESS IN
                                                               ---------------------------------------                   BRAZIL
                                                                                LOCAL        FOREIGN      BUSINESS       FOREIGN
                 LIABILITIES                    CONSOLIDATED      TOTAL        CURRENCY     CURRENCY       ABROAD       CURRENCY
---------------------------------------------   ------------   -----------   -----------   -----------   -----------   -----------
Deposits                                              43.694        37.871        37.871             1         5.935            12
 Demand Deposits                                      10.250         9.326         9.325             1           926            12
 Savings Accounts                                     18.571        18.319        18.319             0           252             0
 Interbank Deposits                                      556           342           342             0           319             0
 Time Deposits                                        14.104         9.672         9.672             0         4.438             0
 Other Deposits                                          213           213           213             0             0             0
Deposits Received under
Securities Repo Agreements                            17.888        15.927        15.927             0         1.961             0
Funds from Acceptances and
Issue of Securities                                    5.350         5.510         1.597         3.913         3.164         2.977
Borrowings and On-lending Borrowings                   9.111         7.311         4.169         3.141         3.810         4.027
Derivative Financial Instruments                       1.684         1.389         1.389             0           296             0
Other Liabilities                                     38.135        34.147        26.679         7.468         5.108         8.449
 Foreign Exchange Portfolio                           12.251        12.901         6.548         6.353             0         6.711
 Other                                                25.885        21.246        20.131         1.115         5.108         1.738
Technical Provisions of Insurance,
Pension Plans and
Capitalization - unrestricted                         12.506        12.506        12.506             0             0             0
Deferred Income                                           40            30            30             0            10             0
Minority Interest in Subsidiaries                      1.109           988           988             0           121             0
Stockholder's Equity                                  15.027        15.027        15.027             0         6.329             0
 Capital and Reserves                                 12.552        12.552        12.552             0         6.135             0
 Net Income                                            2.475         2.475         2.475             0           194             0
TOTAL LIABILITIES                                    144.545       130.705       116.183        14.522        26.735        15.465
DERIVATIVES - PUT POSITIONS
  Futures                                                                                       16.136                       9.270
  Options                                                                                        3.435                       3.339
  Swaps                                                                                          6.341                       6.754
  Other                                                                                          1.109                         449
---------------------------------------------   ------------   -----------   -----------   -----------   -----------   -----------
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)                                                         41.543                      35.278
---------------------------------------------   ------------   -----------   -----------   -----------   -----------   -----------
FOREIGN EXCHANGE POSITION (c = a - b)                                                           (2.484)                     (2.823)
FOREIGN EXCHANGE POSITION OF
MINORITY STOCKHOLDERS' (d)                                                                        (606)                       (774)
NET FOREIGN EXCHANGE POSITION AFTER
MINORITY STOCKHOLDERS' (c + d) R$                                                               (3.090)                     (3.597)
NET FOREIGN EXCHANGE POSITION AFTER
MINORITY STOCKHOLDERS' (c + d) US$                                                              (1.315)                     (1.349)

(*) It does not exclude transactions between local and foreign business.

39   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]          BANCO ITAU HOLDING FINANCEIRA S.A.

                                 RISK MANAGEMENT

                             [GRAPHIC APPEARS HERE]

RISK MANAGEMENT

MARKET RISK
Banco Itau Holding Financeira regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, with a view to achieving the best risk/return ratio for its stockholders.

BANCO ITAU HOLDING FINANCEIRA
The table below shows the Global VaR Global of Banco Itau Holding Financeira. Significant diversification of the risks of the business units can be seen, which makes it possible for the conglomerate to keep total exposure to market risk very small, when compared to its capital.

BANCO ITAU HOLDING VAR *

                                                                      R$ Million

                                     JUN 31, 05   MAR 31, 05
                                     ----------   ----------
Fixed  Rate Risk Factor                     6,3         14,7
Benchmark Rate (TR) Risk Factor             7,2         13,5
IGPM Risk Factor                           30,8         34,2
Exchange Indexation Risk Factor             5,3         10,9
Exchange Variaton Risk Factor (**)         58,7         51,6
Sovereign Risk Factor                      20,7         15,0
Equities Risk Factor                       16,0         18,1
Libor Risk Factor                           0,7          0,2
----------------------------------   ----------   ----------
Banco Itau Europa                           0,9          0,9
Banco Itau Buen Ayre                        0,1          0,2
Diversification Impact                    (93,8)       (84,6)
----------------------------------   ----------   ----------
Global VaR (**)                            53,0         74,5
----------------------------------   ----------   ----------

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.
(**) Considering the tax effects, the Exchange Variation Risk Factor VaR would be of R$ 5.1 million and the Global VaR would be of R$ 33.5 million in 06/30/05 and of R$ 11.9 million and of R$ 41.4 million, respectively, in 03/31/05.

BANCO ITAU
The Global VaR of Banco Itau's Structural Gap, which represents the commercial transactions and those connected with its risk management in Brazil, showed a fall this quarter, due to the reduction in the levels of VaR in practically all the risk factors, arising from the reduction in the levels of volatility and a better adjustment of the exposure of the portfolios to the current scenario.

STRUCTURAL GAP ITAU VAR *

                                                                      R$ Million
                                     JUN 31, 05   MAR 31, 05
                                     ----------   ----------
Fixed  Rate Risk Factor                     4,3          7,5
Benchmark Rate (TR) Risk Factor             7,2         13,5
IGPM Risk Factor                           29,9         34,8
Exchange Indexation Risk Factor             8,0          7,8
Exchange Variaton Risk Factor (**)         43,9         57,2
Equities Risk Factor                       15,4         17,5
Diversification Impact                    (60,7)       (63,5)
----------------------------------   ----------   ----------
Global VaR (**)                            48,0         74,9
----------------------------------   ----------   ----------

(**) Considering the tax effects, the Exchange Variation Risk Factor VaR would be of R$ 0.6 million and the Global VaR would be of R$ 29.1 million in 06/30/05 and of R$ 2.6 million and of R$ 39.8 million, respectively, in 03/31/05.

On the other hand, the VaR Stress limit in Itau's Own Portfolio Desk this quarter was on average R$ 51 million; on June 30, 2005 this balance was R$ 27 million.

The asset portfolio of the branches in Grand Cayman and New York and Itau Bank is made up of highly liquid securities traded abroad. At the end of June, this portfolio showed a reduction in global risk, due to the decrease in the volatility of the secondary market for securities traded abroad, associated with the gradual reduction of Brazil country risk.

OVERSEAS VAR *

                                                                     US$ Million

                                     JUN 31, 05   MAR 31, 05
                                     ----------   ----------
Sovereign Risk Factor                       5,3          7,8
Libor Risk Factor                           0,3          0,1
Diversification Impact                     (0,3)        (0,1)
----------------------------------   ----------   ----------
Global VaR                                  5,2          7,8
----------------------------------   ----------   ----------
Maximum Global VaR in the quarter           8,3          7,8
Medium Global VaR in the quarter            6,0          4,2
Minimum Global VaR in the quarter           4,5          2,8

BANCO ITAU BBA
The macroeconomic conditions of the period and the environment of effective control over market risk allowed Itau BBA's Treasury to diversify its positions even more and to avail itself efficiently of the price movements observed in the quarter just ended. With substantial activity in several markets, domestic and international, Itau BBA has expanded the dynamics of its positions at risk, with special mention of transactions in local debt instruments, transactions involving various foreign exchange parities, and derivative transactions relating to the sovereign debt.

As illustrated in the table below, the alterations in the risk profile resulted in an Average VaR of R$ 33.7 million for the second quarter, with an increase of 59% in relation to the previous quarter. However, this figure is still insignificant, in the light of Itau BBA's allocated tier 1 capital of R$ 3.6 billion.

BANCO ITAU BBA VAR *

                                                                      R$ Million

                                     JUN 31, 05   MAR 31, 05
                                     ----------   ----------
Fixed Rate Risk Factor                      5,8         10,8
Exchange Indexation Risk Factor             1,1          0,7
Exchange Variaton Risk Factor              16,4         19,5
Equities Risk Factor                        3,2          0,8
Sovereign Risk Factor                       5,5          4,2
Diversification Impact                     (5,4)        (9,7)
----------------------------------   ----------   ----------
Global VaR (**)                            26,5         26,3
----------------------------------   ----------   ----------
Maximum Global VaR in the quarter          55,7         33,9
Medium Global VaR in the quarter           33,7         21,2
Minimum Global VaR in the quarter          25,3         14,8

(**) Considering the tax effects, the Exchange Variation Risk Factor VaR would be of R$ 3.3million and the Global VaR would be of R$ 14.6 million in 06/30/05 and of R$ 4.5 million and of R$ 13.0 million, respectively, in 03/31/05.

41   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

SECURITIES PORTFOLIO

EVOLUTION OF SECURITIES PORTFOLIO

                                                                      R$ Million

                                                                                                           VARIATION (%)
                                                                                                  -----------------------------
                                   JUN 30, 05     %     MAR 31, 05     %     JUN 30, 04     %     JUN 05-MAR 05   JUN 05-JUN 04
                                   ----------   -----   ----------   -----   ----------   -----   -------------   -------------
  Public Securities - Domestic          7,321    25.1%       7,218    24.3%      10,721    37.8%            1.4%          -31.7%
  Public Securities - Foreign             759     2.6%         852     2.9%         907     3.2%          -10.9%          -16.3%
Total Public Securities                 8,080    27.7%       8,070    27.1%      11,629    41.0%            0.1%          -30.5%
Private Securities                     10,668    36.6%      11,660    39.2%      10,762    37.9%           -8.5%           -0.9%
PGBL/VGBL Funds Quotas                  8,274    28.4%       7,436    25.0%       5,499    19.4%           11.3%           50.5%
Derivative Financial Instruments        2,535     8.7%       2,984    10.0%       1,106     3.9%          -15.1%          129.1%
Additional Provision                     (400)   -1.4%        (400)   -1.3%        (600)   -2.1%            0.0%          -33.3%
--------------------------------   ----------   -----   ----------   -----   ----------   -----   -------------   -------------
Total Securities                       29,157   100.0%      29,750   100.0%      28,397   100.0%           -2.0%            2.7%
--------------------------------   ----------   -----   ----------   -----   ----------   -----   -------------   -------------

At June 30, 2005, the balance of Itau's securities portfolio showed a reduction of 2.0% in relation to the first quarter, totaling R$ 29,157 million. The highlight of the quarter was the 11.3% growth observed in the balance of quotas of PGBL/VGBL funds, which reached R$ 8,274 million. The securities portfolio of the PGBL/VGBL plans belongs to the customers, with a balancing entry in liabilities under the heading of Technical Pension Plan Provisions.

PRIVATE SECURITIES PORTFOLIO AND CREDIT PORTFOLIO
At June 30, 2005, the total balance of funds allocated to the various economic agents added up to R$ 69,315 million, corresponding to an increase of R$ 642 million in relation to the balance in the first quarter of the year.

On the other hand, both the private securities portfolio showed a reduction, when compared with the previous quarter. This reduction is partly associated with the appreciation of the real against foreign currencies.

FUNDS INTENDED FOR THE ECONOMIC AGENTS

                                                                      R$ Million

                                                   JUNE, 05
                           --------------------------------------------------------
       RISK LEVEL            AA        A         B         C        D - H     TOTAL
------------------------   ------    ------    ------    ------    ------    ------
Euro Bond's and Similars    3.599       559       173        44        32     4.407
Certificates of Deposits    2.594       168         1        10         1     2.774
Debentures                    388       655       114        29         -     1.186
Shares                        244       829        42         7         1     1.123
Promissory Notes               57        28       195        85         -       365
Other                         184       140       462        26         -       812
SubTotal                    7.065     2.378       988       201        35    10.668
Credit Operations(*)        9.685    29.255    12.225     2.661     4.821    58.647
Total                      16.750    31.634    13.213     2.862     4.856    69.315
% do Total                   24,2%     45,6%     19,1%      4,1%      7,0%    100,0%

(*)  Endorsements and Sureties included.

42   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT RISK

CREDIT OPERATIONS
The second quarter of 2005 was marked by a movement towards increasing the supply of credit, notably consumer credit, which resulted in the increase in the volume of loans to private individuals in Itau's portfolio. The combination of the increase in the demand for credit and specific actions aimed at making available and granting credit in certain segments made possible the increase in the portfolio in the period. Itau maintained a conservative posture, enhancing the quality of credit and seeking the best risk/return ration in the transactions.

At June 30, 2005, the loan portfolio totaled R$ 58,647 million, which is equivalent to an increase of 2.9% in relation to March of this year. Highlights in this period were the growth of the vehicle finance portfolio (an increase of R$ 930 million, which is equivalent to 12.8% growth in the quarter) and of personal loans (with an increase of R$ 810 million, which corresponds to a positive variation of 9.6% in the period).

In the quarter, the share of customers with a risk rating between AA and B - regarded as being of better quality - remained practically unchanged in relation to the previous quarter, corresponding to 86.6% of the total portfolio, which is a reflection of Itau's credit policy.

Risk is well spread out over the various lines of business, in such a way that no one of them concentrates more than 5.4% of the total risk. In the quarter, the most significant growth occurred in the portfolio of private sector electricity generation and distribution customers (with an increase of R$ 277 million, which corresponds to a 12.9% increase), retail trade (growth of R$ 237 million, or 8.0% in the quarter), public sector electricity generation and distribution companies (an increase of R$ 150 million, or 19.7% in the period) and farming and livestock (with a rise of R$ 131 million, or 6.4%, in relation to the first quarter of 2005).

At June 30, 2005, the 100 largest debtors accounted for 26.9% of the total of the portfolio.

CREDIT OPERATIONS

                                                                 R$ Million (**)

                              [CHART APPEARS HERE]

                             CREDIT
                           OPERATIONS
                               AND           CREDIT
                          GUARANTEES(2)   OPERATIONS(1)
                          -------------   -------------
                     85           8,143           8,362
                     86          11,572          11,798
                     87           7,090           7,353
                     88           6,051           6,535
                     89           5,531           5,846
                     90           4,524           5,194
                     91           4,610           5,198
                     92           3,958           4,634
                     93           5,654           6,523
                     94           8,022           9,057
                     95          10,818          12,206
                     96          12,325          14,127
                     97          14,414          16,916
                     98          14,058          16,077
                     99          16,890          19,596
                     00          23,674          27,253
                     01          29,615          34,282
                     02          38,419          45,414
                     03          38,659          44,581
                     04          47,407          53,275
                     05*         52,348          58,647

(*)  At June 31, 2005.
(**) In constant currency from December 31, 1995 to that date; in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts.
(2)  Guarantees include collateral, surety and other guarantees.

43   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT PORTFOLIO DEVELOPMENT CONSOLIDATED BY CLIENT TYPE AND CURRENCY

                                                                      R$ Million

                                                                                    VARIATION
                                                                    -----------------------------------------
                                                                      JUN/05 - MAR/05       JUN/05 - JUN/04
                                   JUN/2005   MAR/2005   JUN/2004   -------------------   -------------------
LOCAL CURRENCY                      BALANCE    BALANCE    BALANCE    BALANCE       %       BALANCE      %
--------------------------------   --------   --------   --------   --------   --------   --------   --------
Individuals                          22,677     20,622     18,156      2,055       10.0%     4,521       24.9%
 Credit Card                          5,316      5,009      5,116        307        6.1%       200        3.9%
 Personal Loans                       9,161      8,343      6,845        818        9.8%     2,317       33.8%
 Vehicles                             8,200      7,270      6,196        930       12.8%     2,005       32.4%

Businesses                           21,308     20,365     19,033        943        4.6%     2,275       12.0%

Corporate                            12,897     12,630     11,614        267        2.1%     1,283       11.0%
   Itau BBA                          12,117     12,303     11,407       (187)      -1.5%       709        6.2%
   Itau (*)                             780        326        207        454      139.0%       574      277.5%
Small and Medium-Sized Companies      8,411      7,735      7,419        676        8.7%       992       13.4%

SubTotal                             43,985     40,986     37,188      2,999        7.3%     6,797       18.3%

Mandatory Loans                       4,245      4,346      4,532       (101)      -2.3%      (287)      -6.3%
   Rural Loans                        2,367      2,474      2,640       (107)      -4.3%      (272)     -10.3%
   Mortgage Loans                     1,878      1,872      1,893          6        0.3%       (14)      -0.8%

Total                                48,230     45,332     41,721      2,898        6.4%     6,510       15.6%
--------------------------------   --------   --------   --------   --------   --------   --------   --------

FOREIGN CURRENCY
--------------------------------
Individuals                             159        148        116         11        7.2%        43       36.8%
 Credit Card                             44         25         34         19       77.2%         9       27.5%
 Personal Loans                         115        123         82         (8)      -6.7%        33       40.7%
 Vehicles                                                                  -          -          -          -

Businesses                           10,253     11,527     11,435     (1,274)     -11.1%    (1,182)     -10.3%

Corporate                              9047      10224      10282     (1,177)     -11.5%    (1,235)     -12.0%
 Itau BBA                              7510       8358       8677       (848)     -10.1%    (1,167)     -13.4%
 Itau (*)                              1537       1866       1605       (329)     -17.6%       (68)      -4.2%
Small and Medium-Sized Companies       1205       1302       1152        (97)      -7.4%        53        4.6%

Sub Total                            10,411     11,675     11,551     (1,263)     -10.8%    (1,139)      -9.9%

Mandatory Loans                           6          5          4          0        8.2%         2       40.5%
 Rural Loans                              -          -          -          -          -          -          -
 Mortgage Loans                           6          5          4          0        8.2%         2       40.5%

Total                                10,417     11,680     11,555     (1,263)     -10.8%    (1,138)      -9.8%
--------------------------------   --------   --------   --------   --------   --------   --------   --------

TOTAL
--------------------------------
Individuals                          22,836     20,770     18,272      2,066        9.9%     4,564       25.0%
 Credit Card                          5,359      5,033      5,150        326        6.5%       209        4.1%
 Personal Loans                       9,276      8,467      6,926        810        9.6%     2,350       33.9%
 Vehicles                             8,200      7,270      6,196        930       12.8%     2,005       32.4%

Businesses                           31,561     31,891     30,467       (331)      -1.0%     1,093        3.6%

Corporate                            21,944     22,854     21,896       (910)      -4.0%        48        0.2%
 Itau BBA                            19,627     20,661     20,084     (1,034)      -5.0%      (457)      -2.3%
 Itau (*)                             2,317      2,193      1,812        124        5.7%       505       27.9%
Small and Medium-Sized Companies      9,616      9,037      8,571        579        6.4%     1,045       12.2%

Sub Total                            54,396     52,661     48,739      1,735        3.3%     5,657       11.6%

Mandatory Loans                       4,251      4,351      4,536       (100)      -2.3%      (285)      -6.3%
 Rural Loans                          2,367      2,474      2,640       (107)      -4.3%      (272)     -10.3%
 Mortgage Loans                       1,884      1,877      1,897          7        0.4%       (13)      -0.7%

Total                                58,647     57,012     53,275      1,635        2.9%     5,372       10.1%


(*)  Includes large companies operations accounted on Banco Itau.
 Note: Endorsements and sureties included.

44   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

LOANS PORTFOLIO BY RISK FACTOR

                                                           FALLING DUE INSTALLMENTS
                                                -----------------------------------------------
                                    OVERDUE     1 TO 3    3 TO 6   6 MONTHS    1 TO 2   2 YEARS
         JUN 30, 05              INSTALLMENTS   MONTHS    MONTHS   TO 1 YEAR   YEARS    OR MORE    TOTAL
-----------------------------    ------------   ------    ------   ---------   ------   -------   ------
Fixed Rate                                4.5%    40.6%     12.1%       15.1%    16.6%     11.1%   100.0%
Floating Rate                             0.9%    17.1%     15.0%       13.9%    15.7%     37.5%   100.0%
Prices Index                              1.0%    13.7%      1.9%        3.0%     3.5%     76.9%   100.0%
Other                                     2.4%    53.7%     10.0%        9.7%     8.5%     15.7%   100.0%
Total                                     3.4%    39.3%     12.0%       13.6%    14.6%     17.2%   100.0%

RISK RATE OF THE CREDIT PORTFOLIO

                                                                      R$ Million

                                                JUN 30, 05                                           MAR 31, 05
                               -------------------------------------------------   -----------------------------------------------
                                           PROVISION        %             %                    PROVISION        %            %
                                           FOR LOAN     PROVISION     PROVISION                FOR LOAN     PROVISION    PROVISION
                        RISK   PORTFOLIO    LOSSES     / PORTFOLIO     PARTIC.     PORTFOLIO    LOSSES     / PORTFOLIO    PARTIC.
                        ----   ---------   ---------   -----------   -----------   ---------   ---------   -----------   ---------
Individuals             AA-C      20,871         157           0.8%          7.3%     18,256         153           0.8%        7.2%
                        D-H        3,835       1,368          35.7%         64.0%      4,393       1,466          33.4%       68.5%
Subtotal Ind.                     24,707       1,525           6.2%         71.3%     22,649       1,619           7.1%       75.7%

Business                AA-C      26,690         174           0.7%          8.2%     27,397         165           0.6%        7.7%
                        D-H          951         393          41.3%         18.4%        933         354          37.9%       16.6%
Subtotal Bus.                     27,641         567           2.1%         26.5%     28,331         519           1.8%       24.3%

  Total                 AA-C      47,561         331           0.7%         15.5%     45,653         318           0.7%       14.9%
                        D-H        4,787       1,761          36.8%         82.3%      5,326       1,820          34.2%       85.1%
Total
Additional Provision              52,348       2,092           4.0%         97.8%     50,980       2,138           4.2%      100.0%
                                               1,150           2.2%                                1,150           2.3%
GENERAL TOTAL                     52,348       3,242           6.2%                   50,980       3,288           6.5%

                                                  DEC 31, 05
                               -------------------------------------------------
                                           PROVISION        %            %
                                           FOR LOAN     PROVISION     PROVISION
                        RISK   PORTFOLIO    LOSSES     / PORTFOLIO     PARTIC.
                        ----   ---------   ---------   -----------   -----------
Individuals             AA-C      16,488         139           0.8%          6.8%
                        D-H        3,693       1,345          36.4%         65.5%
Subtotal Ind.                     20,181       1,484           7.4%         72.3%

Business                AA-C      26,264         163           0.6%          7.9%
                        D-H          963         407          42.3%         19.8%
Subtotal Bus.                     27,226         569           2.1%         27.7%

  Total                 AA-C      42,752         302           0.7%         14.7%
                        D-H        4,655       1,752          37.6%         85.3%
Total
Additional Provision              47,407       2,054           4.3%        100.0%
                                               1,000           2.1%
GENERAL TOTAL                     47,407       3,054           6.4%

DEPOSITS
At June 30, 2005, the balance of deposits added up to R$ 43,694 million, which is equivalent to a 0.8% reduction in the quarter. The R$ 826 million increase observed in time deposit funding was not sufficient to cover the reduction in the balances of demand, savings and interbank deposits.

DEPOSITS BALANCE

                                                                      R$ Million

                                                                                                           VARIATION (%)
                                                                                                   -----------------------------
                     JUN 30, 05       %        MAR 31, 05       %        JUN 30, 04        %       JUN 05-MAR 05   JUN 05-JUN 04
                     ----------   ----------   ----------   ----------   ----------   ----------   -------------   -------------
Demand deposits          10,463         23.9%      10,669         24.2%       9,551         26.5%           -1.9%            9.5%
Savings deposits         18,571         42.5%      19,024         43.2%      17,801         49.4%           -2.4%            4.3%
Interbank deposits          556          1.3%       1,055          2.4%         870          2.4%          -47.3%          -36.1%
Time deposits            14,104         32.3%      13,277         30.2%       7,818         21.7%            6.2%           80.4%
------------------   ----------   ----------   ----------   ----------   ----------   ----------   -------------   -------------
Total Deposits           43,694        100.0%      44,025        100.0%      36,041        100.0%           -0.8%           21.2%
------------------   ----------   ----------   ----------   ----------   ----------   ----------   -------------   -------------

LIQUIDITY RISK
During the second quarter of 2005, Itau maintained adequate liquidity levels in Brazil and abroad. This was possible as a result of the institution's solid and diversified funding bases, whether in the interbank market or with customers.

OPERATING RISK
Itau's operational risks are evaluated from two points of view:
management and control. Management is concerned with acting on the causes of operational risks, by means of the mapping of processes, identification of threats, drawing up of action plans, definition of policies and procedures, rationalization and improvement of processes, and preparing and monitoring self-assessment indicators.

The control of operational risks is carried out using the identification of events of failures, standardization of information, quantitative modeling, statistical analysis and loss measurement, as well as by setting up provisions for expected losses and allocating capital for unexpected losses.

The use of these operational risk control and management mechanisms makes it possible for Itau to perfect its management process, to comply, in advance, with the requirements of the regulatory bodies, and, above all, to perpetuate the image of a solid and trustworthy bank.

45   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]           BANCO ITAU HOLDING FINANCEIRA S.A.

                                ACTIVITIES ABROAD

                             [GRAPHIC APPEARS HERE]

ACTIVITIES ABROAD

ACTIVITIES ABROAD
Itau occupies a prominent place amongst the private capital economic groups with a presence abroad, through its units in New York, Grand Cayman Island, Nassau, South America, Europe, Japan - with the conversion of its representative office in Tokyo into a branch - and Hong Kong.

Taking advantage of this strategic international presence, Itau, through its units abroad and in Brazil, has been achieving an important synergy in financing foreign trade and in placing Eurobonds, supported by its treasury, capital market and private banking business (Banco Itau Europa Luxemburgo).

At June 30, 2005, Itau's consolidated investments abroad totaled R$ 6.329 million (US$ 2.693 million), including non-financial business.

HIGHLIGHTS - UNITS ABROAD

                                                                      R$ Million

UNIT ABROAD                                  JUN 30, 05   MAR 31, 05  COMMENTS ON THE VARIATION IN THE QUARTERLY RESULTS
-----------------------------------------    ----------   ----------  --------------------------------------------------------------
BRANCHES ABROAD
Assets                                            9,049        8,624  Lower profit from securities and with financial derivative
Stockholder's Equity                              1,886        2,094  instruments used in transactions to hedge interest rates and
Income accumulated in the Financial Year            (58)          19  in risk management, partly offset by related results recorded
Income in the Quarter                               (78)          19  in Brazil.
Quarterly annualized ROA                           -3.4%         0.9%
Quarterly annualized ROE                          -15.5%         3.8%
-----------------------------------------    ----------   ----------  --------------------------------------------------------------
ITAU BANK, LTD.
Assets                                            2,926        3,041  Higher profit from securities and financial derivative
Stockholder's Equity                              1,318        1,445  instruments.
Income accumulated in the Financial Year             42            7
Income in the Quarter                                35            7
Quarterly annualized ROA                            4.9%         0.9%
Quarterly annualized ROE                           11.1%         1.9%
-----------------------------------------    ----------   ----------  --------------------------------------------------------------
BANCO ITAU BUEN AYRE S.A.
Assets                                            1,296        1,527  Lower profit from securities.
Stockholder's Equity                                231          261
Income accumulated in the Financial Year              0            2
Income in the Quarter                                (2)           2
Quarterly annualized ROA                           -0.7%         0.6%
Quarterly annualized ROE                           -3.8%         3.6%
-----------------------------------------    ----------   ----------  --------------------------------------------------------------
BANCO ITAU EUROPA S.A. CONSOLIDATED
Assets                                            7,684        8,829  During the first quarter of 2005, there were non-recurring
Stockholder's Equity                              1,103        1,325  profits arising from the reversal of provision for sovereign
Income accumulated in the Financial Year             84           70  risk recorded in Banco Itau Europa Luxemburgo and from a
Income in the Quarter                                14           70  participating interest in associated companies regarding the
Quarterly annualized ROA                            0.7%         3.2% BPI investment.
Quarterly annualized ROE                            5.0%        23.0%
-----------------------------------------    ----------   ----------  --------------------------------------------------------------
BANCO BBA AND SUBSIDIARIES(1)
Assets                                            8,998       10,973  Lower profit from financial derivative instruments, offset by
Stockholder's Equity                              1,792        1,800  related results recorded in Brazil.
Income accumulated in the Financial Year             27           69
Income in the Quarter                               (43)          69
Quarterly annualized ROA                           -1.9%         2.6%
Quarterly annualized ROE                           -9.2%        16.3%
-----------------------------------------    ----------   ----------  --------------------------------------------------------------

(1) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Servicos Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

47   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

TRADE LINES RAISING
Managed entirely by Banco Itau BBA, funding with trade lines and the relationship with correspondent banks have maintained their great power of penetration and diversification as to the origin of funds, this has guaranteed a substantial increase in supply, lengthening of terms, and the maintenance of funding costs at record levels.

TRADE LINE DISTRIBUTION

                      GROUP / COUNTRY           PARTICIPATION
                ---------------------------     -------------
                Europe                               54%
                United States                        31%
                Latin America                        10%
                Canada                                2%
                Japan / Australia                     2%
                Other                                 0%

PERFORMANCE OF OVER-LIBOR SPREAD ON TRADE LINES (%p.a.)

                                           DUE TO:
                                   ----------------------
                       AT:         180 DAYS      360 DAYS
                   ----------      --------      --------
                   Dec 31, 04         0.250%        0.350%
                   Mar 31, 05         0.200%        0.300%
                   Jun 30, 05         0.200%        0.300%

MAIN ISSUES OUTSTANDING (1)
With the improvement in the perception of the international market as to sovereign risk and the stability of the financial institutions, the demand for their securities has been increasing and favorable conditions in terms and costs are being encountered.

In the second quarter of 2005, Itau concluded the issue of US$ 345 million via securitization of financial flows (the sale of securities backed by international payment orders) and a Liquidity Facility transaction in the amount of US$ 400 million, which may be used within a 2-year term.

With a view to meeting the needs of more sophisticated financial transactions in the international market, Itau has been expanding the offer of investment products, through the issue of Structured Notes that combine different categories of assets and market indices for the investor.

We highlight below the main financial issues outstanding in the second quarter of 2005.

                                                                     US$ Million

                                                                ISSUES   AMORTIZATIONS
                                                    BALANCE AT  IN THE      IN THE
     INSTRUMENT                COORDINATOR          MAR 31, 05  QUARTER     QUARTER
--------------------   ---------------------------  ----------  -------  -------------
Fixed Rate Notes (2)   Merrill Lynch                       279
Fixed Rate Notes       Merrill Lynch and Itaubank          100
Fixed Rate Notes       Merrill Lynch and Itaubank           80
Fixed Rate Notes       Dresdner Kleinwort                  100                    (100)
Fixed Rate Notes       Merrill Lynch                       105
Fixed Rate Notes       ABN Amro Bank and Itaubank          125
Floating Rate Notes    Bank of America                     170
Floating Rate Notes    Bank of America                     100
Floating Rate Notes    Nomura                              145
Floating Rate          Banca IMI and Royal
Notes(3)               Bank of Scotland                    195
Floating Rate Notes    Itaubank                            393
Floating Rate          Itau Europa,
Notes(4)               HypoVereinsbank and ING
                       Luxembour                           260
Floating Rate Notes    Merrill Lynch                       105
Floating Rate          HypoVereinsbank and ING                      242
Notes(4)
Floating Rate Notes    Calyon                                       145
Floating Rate Notes    Calyon                                       200
Medium Term Notes      Itaubank, Itau Europa and
                       Standart Bank London                100
Other Notes(7)                                             334
Total                                                    2,591      587           (100)

                                                    BALANCE AT                 MATURITY
     INSTRUMENT                COORDINATOR          JUN 30 ,05   ISSUE DATE      DATE           COUPON %
--------------------   ---------------------------  ----------   ----------   ----------   ------------------
Fixed Rate Notes (2)   Merrill Lynch                       270   08/13/2001   08/15/2011         4.250%
Fixed Rate Notes       Merrill Lynch and Itaubank          100   08/13/2001   08/15/2011        10.000%
Fixed Rate Notes       Merrill Lynch and Itaubank           80   11/09/2001   08/15/2011        10.000%
Fixed Rate Notes       Dresdner Kleinwort                        04/05/2002   04/05/2005         6.750%
Fixed Rate Notes       Merrill Lynch                       105   11/25/2003   09/20/2010         5.010%
Fixed Rate Notes       ABN Amro Bank and Itaubank          125   01/31/2005   01/31/2008         4.375%
Floating Rate Notes    Bank of America                     170   03/20/2002   03/20/2007    Libor(5) + 0,70%
Floating Rate Notes    Bank of America                     100   07/19/2002   03/20/2006    Libor(5) + 0,65%
Floating Rate Notes    Nomura                              145   07/23/2003   09/20/2008    Libor(5) + 0,63%
Floating Rate          Banca IMI and Royal
Notes(3)               Bank of Scotland                    182   07/24/2003   07/24/2006   Euribor(6) + 0,55%
Floating Rate Notes    Itaubank                            393   12/31/2002   03/30/2015    Libor(5) + 1,25%
Floating Rate          Itau Europa,
Notes(4)               HypoVereinsbank and ING
                       Luxembour                           242   06/25/2004   07/12/2007   Euribor(6) + 0,45%
Floating Rate Notes    Merrill Lynch                       105   07/07/2004   03/20/2011    Libor(5) + 0,65%
Floating Rate          HypoVereinsbank and ING             242   06/22/2005   06/22/2010      Euribor(6) +
Notes(4)                                                                                             0,375%
Floating Rate Notes    Calyon                              145   06/30/2005   06/20/2008    Libor(5) + 0,30%
Floating Rate Notes    Calyon                              200   06/30/2005   09/20/2012    Libor(5) + 0,20%
Medium Term Notes      Itaubank, Itau Europa and
                       Standart Bank London                100   07/28/2003   07/28/2005         4.750%
Other Notes(7)                                             394
Total                                                    3,099

(1)  Amounts refer to principal amounts.
(2)  Amount in US$ equivalent to JPY 30 billion
(3) and (4) Amounts in US$ equivalent to E$ 150 million and E$ 200 million, respectively
(5)  180-day Libor
(6)  90-day Euribor
(7)  Structured and Credit Linked Notes

48   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]          BANCO ITAU HOLDING FINANCEIRA S.A.

                               OWNERSHIP STRUCTURE

                             [GRAPHIC APPEARS HERE]

OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE
Itau manages its corporate structure in a way that makes the best use of its capital amongst the various operating segments of the company, mitigating possible inefficiencies associated with the organization of the participating interests in the companies. The abridged organization chart of Itau's structure is shown below, highlighting the conglomerate's new areas of business.

BANCO ITAU HOLDING FINANCEIRA S.A.           JUN 30, 05   31-MAR-05    JUN 30, 04
------------------------------------------   ----------   ---------   -----------
Stockholder's                                    49,174      49,118        54,336
Outstanding Preferred Shares (in thousand)       51,857      53,077    52,483,828
Outstanding Common Shares (in thousand)          60,596      60,599    60,675,927
------------------------------------------   ----------   ---------   -----------
Outstanding Shares (in thousand)                112,453     113,677   113,159,755
------------------------------------------   ----------   ---------   -----------
Preferred Shares in Treasury (in thousand)        3,041       1,820     2,413,960
Common Shares in Treasury (in thousand)               2          88        11,626
------------------------------------------   ----------   ---------   -----------
Shares in Treasury (in thousand)                  3,043       1,909     2,425,585
------------------------------------------   ----------   ---------   -----------

NB: On 10/20/04, a reverse split of shares was carried out.

On June 30, 2005, the preferred stock in treasury amounted to 126.7% of the total of options not yet exercised by management. Note 16 of the Financial Statements gives details of the average cost of acquiring the shares in treasury, as well as the changes in the options granted to the conglomerate's executives under the "Plan for Granting Stock Options".

                             [GRAPHIC APPEARS HERE]

Note: The percentage above refers to the total of direct and indirect participation
(*) Subject to Central Bank approval

50   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF ITAU]           BANCO ITAU HOLDING FINANCEIRA S.A.

                         PERFORMANCE IN THE STOCK MARKET

                             [GRAPHIC APPEARS HERE]

PERFORMANCE IN THE STOCK MARKET

At June 30, 2005, Itau Holding's preferred stock (ITAU4) was quoted at R$ 432.00 per share, with an appreciation of 50.0% in relation to the second quarter of the previous year. Its common stock (ITAU3) appreciated 41.2% in relation to the second quarter of 2004, with a quotation of R$ 360 per share. The ADRs of Itau Holding (ITU), traded on the NYSE, closed the second quarter of 2005 with an appreciation of 98.3%, quoted at US$ 92.50 per ADR.

Market capitalization reached R$ 49.4 billion, which maintained Itau Holding as the largest bank in Latin America, in terms of market value.

PERFORMANCE IN THE STOCK MARKET (*)

                                                                              R$

              ON JUNE 30, 05                        LOT OF PREFERRED SHARES
              ----------------------------          -----------------------
              Maximum in 30 days                                     460.00
              Minimum in 30 days                                     419.79
              Variation (%)                                             9.6%

              Maximum in 52 weeks                                    492.00
              Minimum in 52 weeks                                    269.50
              Variation (%)                                            82.6%
              Price                                                  432.00

(*)  Determined on the basis of closing quotations.

PAYMENT/PROVISIONING OF INTEREST ON OWN CAPITAL(*)

                              [CHART APPEARS HERE]

                                                                      R$ Million
                              1st Q/03         302
                              2nd Q/03         176
                              3rd Q/03         202
                              4th Q/03         427
                              1st Q/04         239
                              2nd Q/04         264
                              3rd Q/04         355
                              4th Q/04         514
                              1st Q/05         346
                              2nd Q/05         351

       Varation: 2nd Q./04 - 2nd Q./05          33%

(*)  Gross Amount.

MARKET VALUE ON THE STOCK EXCHANGE

                                                                      R$ Million

  1Q/05      2004       2003       2002       2001       2000       1999       1998       1997       1996       1995       1994
--------   --------   --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
  49,335     44,092     30,453     18,116     19,582     21,297     17,834      6,786      6,275      4,978      3,160      3,270

In the second quarter of 2005, the amount of monthly interest on own capital paid by Itau Holding was raised by 23.5%, from R$ 0.17 to R$ 0.21 per share. The half-yearly amount of interest on own capital was raised by 35.3%, going up from R$ 2.04 to R$ 2.76 per share, and will be paid by 8/22/2005. There was therefore an increase of 39.6% in the interest on own capital referring to the first half year of 2005, when compared to 2004, going up from R$ 4.44 to R$ 6.20.

IMPORTANT EVENTS
In May of this year, Banco Itau Holding Financeira S.A. began the cycle of Apimec 2005 presentations all over Brazil. There were 8 presentations in the first half of 2005: Rio de Janeiro, Brasilia, Uberaba, Uberlandia, Goiania, Florianopolis, Salvador and Recife, with some being made for the first time (Uberlandia and Uberaba). In the second half of 2005, Itau Holding will be making presentations in Sao Paulo, Porto Alegre, Belo Horizonte and Fortaleza.

According to the material event made public on 6/07/05, La Caixa manifested its intention of disposing gradually of its preferred stock in Itau Holding.

This is due basically to the adoption, on the part of the European Community, of new international standards of financial reporting (IFRS - International Financial Reporting Standards / IAS - International Accounting Standards), as from 01/01/05. It is Itau's intention to repurchase these shares for its treasury, considering the market conditions in effect at the time. Management understands that this possible repurchase creates value for the stockholders, to the extent that it increase the earnings per share (EPS), without affecting Itau's operations; nor does it alter, in any significant way, its capital adequacy ratios. In the first half of 2005, Itau's treasury acquired 27,901 ON shares and 1,250,000 PN shares, which represent 1.1% of the quantity of shares in circulation.

Also in May, Itau Holding won awards in four categories of IR Magazine Brazil Awards 2005: Best Executive in Investor Relations (Ibovespa companies), Best Corporate Governance, Best Investor Relations Website, and Best Annual Report. The Investor Relations Magazine is the most important IR (Investor Relations) publication in the world. The Brazilian Economics Institute of the Getulio Vargas Foundation was used to carry out an independent survey to identify superiority in IR among open capital companies in Brazil.

SUBSEQUENT EVENTS
In the year in which it is completing 60 years of existence, the Itau brand was once again evaluated as the most valuable in the country, by the English consultancy Interbrand, at US$ 1.342 billion. In the four editions of this study, this is the fourth time that the Itau brand has led the Interbrand ranking. This year's value is 11.7% higher than the US$ 1.204 billion calculated in the 2004 study. The Itau brand had already been evaluated by Interbrand as the most valuable in Brazil in 2003, worth US$ 1.093 billion, and in 2001, with a value of US$ 970 million.

PERFORMANCE CULTURE
The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products / services for the capital market, among other initiatives, reflect the enhancement of Itau Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of this strategic long term vision of the Performance Culture, in the last six years, the return on stockholders' equity has remained above 26%.

ROE ANNUALIZED (%) - EVOLUTION FROM 1994 TO 1ST QUARTER OF 2005 (*)

                              [CHART APPEARS HERE]

1994   1995   1996   1997   1998   1999   2000   2001   2002   2003   2004   1ST S./05
----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ---------
12.5   11.1   15.4   17.2   18.9   31.6   27.7   31.5   26.3   26.5   27.0        35.6

(*)  Annualized Return on Stockholders' Equity.

52   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRICEWATERHOUSECOOPERS [LOGO OF PRICEWATERHOUSECOOPERS]

                                                PricewaterhouseCoopers
                                                Av. Francisco Matarazzo, 1700
                                                Torre Torino
                                                Caixa Postal 61005
                                                05001-400 Sao Paulo, SP - Brasil
                                                Telefone (0xx11) 3674-2000

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. In connection with our audits of the consolidated financial statements of Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and its subsidiary companies (consolidated) as of June 30, 2005 and 2004, on which we issued an unqualified opinion dated July 25, 2005, we performed a review of the supplementary information included in Management's Report on the Consolidated Operation of Banco Itau Holding Financeira S.A. and its subsidiary companies at June 30, 2005.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operation of Banco Itau Holding Financeira S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank and its subsidiary companies' financial position and operations. The supplementary information included in Management's Report on the Consolidated Operation is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2005 taken as a whole.

Sao Paulo, July 25, 2005

/s/ PricewaterhouseCoopers                   /s/ Ricardo Baldin
--------------------------                   ----------------------
PricewaterhouseCoopers                       Ricardo Baldin
Auditores Independentes                      Contador
CRC 2SP000160/O-5                            CRC 1SP110374/O-0